As filed with the Securities and Exchange Commission on January 10, 2003
Securities Act File No. 333-101394
Investment Company Act File No. 811-10521

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-14
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐PRE-EFFECTIVE	AMENDMENT NO.
☒POST-EFFECTIVE	AMENDMENT NO. 1
(Check Appropriate Box or Boxes)

CORPORATE HIGH YIELD FUND V, INC.
(Exact Name of Registrant as Specified in its Charter)

(609) 282-2800
(Area Code and Telephone Number)

800 SCUDDERS MILL ROAD
PLAINSBORO, NEW JERSEY 08536
(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

TERRY K. GLENN
CORPORATE HIGH YIELD FUND V, INC.
800 SCUDDERS MILL ROAD
PLAINSBORO, NEW JERSEY 08536
MAILING ADDRESS: P.O. BOX 9011, PRINCETON, NEW JERSEY 08543-9011
(Name and Address of Agent for Service)

Copies To:
FRANK P. BRUNO, ESQ. SIDLEY AUSTIN BROWN & WOOD LLP 787 SEVENTH AVENUE NEW YORK, NY 10019-6018	PHILIP L. KIRSTEIN, ESQ. FUND ASSET MANAGEMENT, L.P. P.O. BOX 9011 PRINCETON, NJ 08543-9011

Approximate Date of Proposed Public Offering:    As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933.

Calculation of Registration Fee Under the Securities Act of 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock ($.10 par value)	16,163,654	$12.27	$198,328,029	$18,246

(1)	Estimated solely for the purpose of calculating the filing fee.
(2)	Previously paid by wire transfer to the designated lockbox of the Securities and Exchange Commission in Pittsburgh, Pennsylvania.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CORPORATE HIGH YIELD FUND IV, INC.
CORPORATE HIGH YIELD FUND V, INC.
P.O. BOX 9011
PRINCETON, NEW JERSEY 08543-9011

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY 14, 2003

TO THE HOLDERS OF COMMON STOCK OF
CORPORATE HIGH YIELD FUND IV, INC. AND
CORPORATE HIGH YIELD FUND V, INC.

NOTICE IS HEREBY GIVEN that the annual meetings of stockholders of Corporate High Yield Fund IV, Inc. (“Corporate Fund IV”), a Maryland corporation, and Corporate High Yield Fund V, Inc. (“Corporate Fund V”), a Maryland corporation (each, a “Meeting” and together, the “Meetings”), will be held at the offices of Fund Asset Management, L.P., 800 Scudders Mill Road, Plainsboro, New Jersey on Friday, February 14, 2003 at 9:00 a.m. Eastern time (Corporate Fund IV) and 9:30 a.m. Eastern time (Corporate Fund V) for the following purposes:

(1)  To elect a Board of Directors of each Fund to serve until their successors have been duly elected and qualified or until their earlier resignation or removal;

(2)  To approve or disapprove an Agreement and Plan of Reorganization (the “Agreement and Plan”) contemplating (i) the acquisition by Corporate Fund V of substantially all of the assets, and the assumption by Corporate Fund V of substantially all of the liabilities of Corporate Fund IV, in exchange solely for newly issued shares of common stock of Corporate Fund V (the “Corporate Fund V Common Stock”); and (ii) the subsequent distribution by Corporate Fund IV, on a proportionate basis, of shares of Corporate Fund V Common Stock to the holders of common stock of Corporate Fund IV (the “Corporate Fund IV Common Stock”). For Corporate Fund IV shareholders, a vote in favor of this proposal also will constitute a vote in favor of the liquidation of Corporate Fund IV, the dissolution of Corporate Fund IV under the laws of the State of Maryland and the termination of the registration of Corporate Fund IV under the Investment Company Act of 1940, as amended; and

(3)  To transact such other business as properly may come before a Meeting or any adjournment thereof.

This Notice of the Meetings and the enclosed Joint Proxy Statement and Prospectus are being sent to the holders of Corporate Fund IV Common Stock and the holders of Corporate Fund V Common Stock.

The Boards of Directors of Corporate Fund IV and Corporate Fund V have fixed the close of business on December 20, 2002 as the record date for the determination of the stockholders entitled to notice of, and to vote at, the Meetings or any adjournment thereof.

A complete list of the stockholders of Corporate Fund IV and Corporate Fund V entitled to vote at the Meetings will be available and open to the examination of any stockholder of Corporate Fund IV or Corporate Fund V, respectively, for any purpose germane to the Meetings during ordinary business hours from and after January 31, 2003, at the offices of the applicable Fund, 800 Scudders Mill Road, Plainsboro, New Jersey.

You are cordially invited to attend the Meeting of any Fund in which you owned shares on December 20, 2002. Stockholders who do not expect to attend the Meetings in person are requested to complete, date and sign the enclosed form of proxy applicable to their Fund and return it promptly in the envelope provided for that purpose. If you have been provided with the opportunity on your proxy card or voting instruction form to provide instructions via telephone or the Internet, please take advantage of these prompt and efficient voting options. The enclosed proxy is being solicited on behalf of the Board of Directors of Corporate Fund IV or Corporate Fund V, as applicable.

If you have any questions regarding the enclosed proxy material, or need assistance in voting your shares, please contact our proxy solicitor, Georgeson Shareholder, at 1-866-206-4366.

By Order of the Boards of Directors

DAVID W. CLAYTON
Secretary
Corporate High Yield Fund IV, Inc.
Corporate High Yield Fund V, Inc.

Plainsboro, New Jersey
Dated: December 31, 2002

JOINT PROXY STATEMENT AND PROSPECTUS
CORPORATE HIGH YIELD FUND IV, INC.
CORPORATE HIGH YIELD FUND V, INC.
P.O. BOX 9011, PRINCETON, NEW JERSEY 08543-9011
(609) 282-2800

ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY 14, 2003

This Joint Proxy Statement and Prospectus is furnished to you because you are a stockholder of one or both of the funds listed above. Annual meetings of stockholders of Corporate High Yield Fund IV, Inc. (“Corporate Fund IV”) and Corporate High Yield Fund V, Inc. (“Corporate Fund V”) will be held on Friday, February 14, 2003 (each, a “Meeting” and together, the “Meetings”) to consider the items listed below that are discussed in greater detail elsewhere in this Joint Proxy Statement and Prospectus. The Board of Directors of each fund is requesting its stockholders to submit a proxy to be used at the applicable Meeting to vote the shares of common stock held by the stockholder submitting such proxy.

The proposals to be considered at the Meetings are:

1.	The election of the Board of Directors of each Fund;

2.	To approve or disapprove an Agreement and Plan of Reorganization between the Funds; and

3.	To transact such other business as may properly come before any Meeting or any adjournment thereof.

Proposal 2 will involve a two-step transaction:

FIRST, Corporate Fund V will acquire substantially all of the assets, and will assume substantially all of the liabilities, of Corporate Fund IV in exchange solely for newly issued shares of common stock of Corporate Fund V, with a par value of $.10 per share (“Corporate Fund V Common Stock”).

SECOND, Corporate Fund IV will distribute the Corporate Fund V Common Stock (plus cash in lieu of fractional shares) to stockholders of Corporate Fund IV.

This two-step transaction will be referred to in this Joint Proxy Statement and Prospectus as the “Reorganization.” After the Reorganization is completed, Corporate Fund IV will liquidate, dissolve under the laws of the State of Maryland and will terminate as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Corporate Fund IV and Corporate Fund V are sometimes referred to herein individually as a “Fund” and collectively as the “Funds,” as the context requires. The fund resulting from the Reorganization is sometimes referred to herein as the “Combined Fund.”

(continued on next page)

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Joint Proxy Statement and Prospectus. Any representation to the contrary is a criminal offense.

The date of this Joint Proxy Statement and Prospectus is December 31, 2002.

In the Reorganization, Corporate Fund V will issue shares of its common stock to Corporate Fund IV based on the net asset value of the assets transferred to Corporate Fund V by Corporate Fund IV. These shares will then be distributed by Corporate Fund IV to its stockholders based on the net asset value, not the market price, of the shares held by each stockholder just prior to the Reorganization. A holder of common stock of Corporate Fund IV, with a par value of $.10 per share (“Corporate Fund IV Common Stock”), will receive Corporate Fund V Common Stock (plus cash in lieu of fractional shares) equal to the aggregate net asset value of the shares of Corporate Fund IV Common Stock held by such stockholder just prior to the Reorganization. All references to Corporate Fund IV Common Stock will include shares of common stock representing Dividend Reinvestment Plan shares held in the book deposit accounts of holders of Corporate Fund IV Common Stock.

This Joint Proxy Statement and Prospectus serves as a prospectus of Corporate Fund V in connection with the issuance of the Corporate Fund V Common Stock as part of the Reorganization.

This Joint Proxy Statement and Prospectus sets forth the information about Corporate Fund V and Corporate Fund IV that stockholders of the Funds should know before considering the Reorganization and should be retained for future reference. Each Fund has authorized the solicitation of proxies in connection with the Reorganization solely on the basis of this Joint Proxy Statement and Prospectus and the accompanying documents.

The address of the principal executive offices of Corporate Fund IV and Corporate Fund V is 800 Scudders Mill Road, Plainsboro, New Jersey 08536, and the telephone number is (609) 282-2800.

The common stock of Corporate Fund IV and Corporate Fund V is listed on the New York Stock Exchange (the “NYSE”) under the symbols “HYW” and “HYV,” respectively. Subsequent to the Reorganization, shares of common stock of Corporate Fund V will continue to be listed on the NYSE under the symbol “HYV.” Reports, proxy materials and other information concerning the Funds may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

i

Management of the Funds	43
Code of Ethics	45
Voting Rights	45
Stockholder Inquiries	45
Dividends and Distributions	46
Automatic Dividend Reinvestment Plan	46
Mutual Fund Investment Option	48
Tax Rules Applicable to the Funds and Their Stockholders	48
Tax Treatment of Options and Futures Transactions	50
Special Rules for Certain Foreign Currency Transactions	51
AGREEMENT AND PLAN OF REORGANIZATION	51
General	51
Procedure	52
Terms of the Agreement and Plan of Reorganization	52
Potential Benefits to Stockholders of the Funds as a Result of the Reorganization	54
Surrender and Exchange of Stock Certificates	55
Tax Consequences of the Reorganization	56
Capitalization	57
INFORMATION CONCERNING THE MEETINGS	58
Date, Time and Place of Meetings	58
Solicitation, Revocation and Use of Proxies	58
Record Date and Outstanding Shares	58
Security Ownership of Certain Beneficial Owners and Management	58
Voting Rights and Required Vote	58
Appraisal Rights	59
ADDITIONAL INFORMATION	59
CUSTODIAN	60
TRANSFER AGENT, DIVIDEND DISBURSING AGENT AND REGISTRAR	60
ACCOUNTING SERVICES PROVIDER	61
LEGAL PROCEEDINGS	61
LEGAL OPINIONS	61
EXPERTS	61
STOCKHOLDER PROPOSALS	61

ii

INTRODUCTION

This Joint Proxy Statement and Prospectus is furnished in connection with the solicitation of proxies on behalf of the Boards of Directors of Corporate Fund IV and Corporate Fund V for use at the Meetings to be held at the offices of Fund Asset Management, L.P. (“FAM”), 800 Scudders Mill Road, Plainsboro, New Jersey on Friday, February 14, 2003 at 9:00 a.m. Eastern time (Corporate Fund IV) and 9:30 a.m. Eastern time (Corporate Fund V). The mailing address for each Fund is P.O. Box 9011, Princeton, New Jersey 08543-9011. The approximate mailing date of this Joint Proxy Statement and Prospectus is January 9, 2003.

Voting by Proxy

How Will Your Proxy be Voted?    All properly executed proxies received prior to the applicable Meeting will be voted at that Meeting in accordance with the instructions marked thereon or otherwise as provided therein. Unless instructions to the contrary are marked, all proxies will be voted “FOR”: (i) Item 1 to elect the Board of Directors for each Fund to serve until their successors have been duly elected and qualified or until their earlier resignation or removal; and (ii) Item 2 to approve the Agreement and Plan of Reorganization between Corporate Fund IV and Corporate Fund V (the “Agreement and Plan”).

Revoking Your Proxy.    Any person giving a proxy may revoke it at any time prior to its exercise (unless the proxy states that it is irrevocable and it is coupled with an interest) by executing a superseding proxy, by giving written notice of the revocation to the Secretary of Corporate Fund IV or Corporate Fund V, as applicable, at the address indicated above or by voting in person at the applicable Meeting.

Required Approvals

Election of Directors (Item 1).    Assuming the required quorum is present at the applicable Meeting, the election of the Board of Directors of each Fund will require the affirmative vote of a plurality of the votes cast by the stockholders of the Fund, represented at the applicable Meeting and entitled to vote thereon. To receive a “plurality of the votes cast” means the candidates must receive more votes than any other candidate for the same position, but not necessarily a majority of the votes cast.

Approval of Agreement and Plan (Item 2).    Assuming a quorum is present at the applicable Meeting, approval of the Agreement and Plan will require the affirmative vote of (i) the holders of a majority of the outstanding shares of Corporate Fund IV Common Stock entitled to vote thereon and (ii) a majority of the votes cast by the holders of Corporate Fund V Common Stock, provided that the total number of votes cast represents a majority of the shares of Corporate Fund V Common Stock issued and outstanding and entitled to vote thereon.

Who is Entitled to Vote at each Meeting?    The Board of Directors of each Fund has fixed the close of business on December 20, 2002 as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the applicable Meeting or any adjournment thereof. Stockholders on the Record Date will be entitled to one vote for each share held, with no shares having cumulative voting rights. As of the Record Date, 13,548,299 shares of Corporate Fund IV common stock and 18,718,869 shares of Corporate Fund V Common Stock were outstanding. To the knowledge of the management of each Fund, except as set forth under “Information Concerning the Meetings — Security Ownership of Certain Beneficial Owners and Management,” no person owned beneficially or of record 5% or more of the respective outstanding shares of common stock of either Fund as of the Record Date.

The Boards of Directors of the Funds know of no business other than that discussed above which will be presented for consideration at the Meetings. If any other matter is properly presented, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment.

ITEM 1.    ELECTION OF DIRECTORS OF EACH FUND

At the Meeting of each Fund, the Board of Directors of each Fund will be elected to serve until their successors have been duly elected and qualified or until their earlier death, resignation or removal. If the stockholders of either Fund do not approve the Agreement and Plan as described herein, then the Board of Directors of each Fund elected at the Meeting of that Fund will continue to serve as the Board of Directors of that Fund, in each case until such Directors’ successors have been duly elected and qualified or until their resignation or removal. If the stockholders of each Fund approve the Agreement and Plan as described herein, and the Reorganization is consummated, the stockholders of Corporate Fund IV will become stockholders of Corporate Fund V. The Board of each Fund is responsible for the overall supervision of the operations of the Fund and the Board of Corporate Fund V will be responsible for the overall supervision of the Combined Fund if the Reorganization is consummated. For more information relating to the Board of each Fund, see “Comparison of the Funds — Management of the Funds” and Exhibit I “Information Pertaining to each Fund” to this Joint Proxy Statement and Prospectus.

The nominees to the Board of Directors of each Fund are James H. Bodurtha, Terry K. Glenn, Joe Grills, Herbert I. London, André F. Perold, Roberta Cooper Ramo, Robert S. Salomon, Jr. and Stephen B. Swensrud. Certain biographical and other information relating to the nominees is set forth in Exhibit I to this Joint Proxy Statement and Prospectus.

It is intended that all properly executed proxies will be voted (unless such authority has been withheld in the proxy or revoked as described herein) “FOR” the eight (8) Director nominees listed above.

As of the Record Date, the Directors owned no shares of Corporate Fund IV Common Stock or Corporate Fund V Common Stock. The Boards know of no reason why any of the nominees listed above will be unable to serve, but in the event of any such unavailability, the proxies received will be voted for such substitute nominee or nominees as the appropriate Board of each Fund may recommend.

Audit Committee Report

The Board of each Fund has a standing Audit Committee (the “Committee”), which consists of Directors who are not “interested persons” of the Fund within the meaning of the Investment Company Act and who are “independent” as defined in the NYSE listing standards. Currently, Ms. Ramo and Messrs. Bodurtha, Grills, London, Perold, Salomon and Swensrud are members of the Committee of each Fund.

The principal responsibilities of the Committee are the appointment, compensation and oversight of each Fund’s independent auditors, including resolution of disagreements regarding financial reporting between Fund management and such auditors.

The Funds each adopted a written Charter for the Committee which is attached hereto as Exhibit IV. The Committees also have (a) received written disclosures and the letter required by Independence Standards Board Standard No. 1 as may be modified or supplemented, from Deloitte & Touche LLP (“D&T”), independent auditors to each of the Funds, and (b) discussed with D&T certain matters required to be discussed by Statements on Auditing Standards No. 61, as may be modified or supplemented. The Committees have considered whether the provision of non-audit services by the Funds’ independent auditors is compatible with maintaining the independence of those auditors.

At a telephonic meeting of each Fund held on October 14, 2002, each Committee reviewed and discussed the audit of the Fund’s financial statements with Fund management and the independent auditors. Had any material concerns arisen during the course of the audit and the preparation of the audited financial statements mailed to stockholders and included in each Fund’s Annual Report, the Committee would have been notified by Fund management or the independent auditors. The Committee received no such notifications for either Fund. Each Committee recommended to the applicable Board that the Fund’s audited financial statements should be included in that Fund’s Annual Report to Stockholders for the period from inception (September 28, 2001 for Corporate Fund IV; November 30, 2001 for Corporate Fund V) to August 31, 2002.

In addition to the above, each Committee also reviews and nominates candidates to serve as non-interested Directors. A Committee generally will not consider nominees recommended by stockholders of a Fund. The non-interested Directors have retained independent legal counsel to assist them in connection with these duties.

Committee and Board Meetings

During the period from inception (September 28, 2001 for Corporate Fund IV; November 30, 2001 for Corporate Fund V) to August 31, 2002, each Fund held three Board meetings and three Committee meetings. The Directors of each Fund then in office attended at least 75% of the aggregate of the total number of meetings of the Board of the Fund held as of August 31, 2002 and of the total number of meetings of the Committee, if a member, held during the period for which he or she served.

Independent Auditor’s Fees

The following table sets forth the aggregate fees paid by each Fund to D&T, independent auditors for each Fund, for the period ended August 31, 2002 for professional services rendered for: (i) the audit of each Fund’s annual financial statements included in each Fund’s Annual Report to Stockholders; (ii) all other audit related services provided to each Fund; and (iii) all other non-audit services provided to FAM and entities controlling, controlled by or under common control with FAM that provide services to each Fund. For the period ended August 31, 2002, D&T did not render any professional services for financial information systems design and implementation services to either Fund. Each Committee determined that the provision of other audit related services under clause (ii) and non-audit services under clause (iii) is compatible with maintaining the independence of the independent auditors. Representatives of D&T are expected to be present at the Meetings and will have an opportunity to make a statement if they so desire and to respond to questions from stockholders.

Fund	Audit Fees Charged to each Fund	Other Audit Related Fees Charged to each Fund	Other Non-Audit Fees
Corporate Fund IV	$36,200	$19,700	$5,120,200
Corporate Fund V	$36,200	$12,200	$5,120,200

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the officers and directors of each Fund and persons who own more than ten percent of a registered class of a Fund’s equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission (the “Commission”) and the NYSE. Officers, directors and greater than ten percent stockholders are required by Commission regulations to furnish a Fund with copies of all Forms 3, 4 and 5 they file.

Based solely on each Fund’s review of the copies of such forms, and amendments thereto, furnished to it during or with respect to the period from inception (September 28, 2001 for Corporate Fund IV; November 30, 2001 for Corporate Fund V) to August 31, 2002, and written representations from certain reporting persons that they were not required to file Form 5 with respect to such period, each Fund believes that all of its officers, directors, greater than ten percent beneficial owners and other persons subject to Section 16 of the Exchange Act because of the requirements of Section 30 of the Investment Company Act (i.e., any advisory board member, investment adviser or affiliated person of the Fund’s investment adviser), have complied with all filing requirements applicable to them with respect to transactions during this period.

Interested Persons

Each Fund considers Mr. Glenn to be an “interested person” of the Fund within the meaning of Section 2(a)(19) of the Investment Company Act because of the positions he holds with FAM and its affiliates. Mr. Glenn is the President of each Fund. See Exhibit I to this Joint Proxy Statement and Prospectus.

Compensation of Directors

FAM pays all compensation to all officers and all Directors of each Fund who are affiliated with Merrill Lynch & Co., Inc. (“ML & Co.”) or its subsidiaries. Each Fund pays fees to each Director who is not affiliated with FAM (each, a “non-affiliated Director”) for service to the Fund. Each non-affiliated Director receives an annual fee for each in-person Board of Directors meeting attended, together with such Director’s actual out-of-pocket expenses relating to attendance at such meetings. Each Fund also pays each member of its Committee an annual fee plus a fee for each in-person meeting attended, together with such Director’s out-of-pocket expenses relating to attendance at such meeting.

The table below sets forth certain information with respect to fees and expenses paid by the Funds to non-affiliated Directors for the period ended August 31, 2002:

Fund	Board		Committee		Aggregate Fees and Expenses ($)
	Annual Fee ($)	Per Meeting Fee ($)*	Annual Fee ($)	Per Meeting Fee ($)*
Corporate Fund IV	1,000	140	1,000	140	20,005
Corporate Fund V	1,300	300	1,300	300	30,142

*	The fee is payable for each meeting attended in-person. A fee is not paid for telephonic meetings.

The following table shows the compensation earned by the non-affiliated Directors of each Fund from each Fund for the period ended August 31, 2002, and the aggregate compensation paid to the non-affiliated Directors from all investment companies advised by Merrill Lynch Investment Managers, L.P. (“MLIM”) or its affiliate, FAM (“MLIM/FAM-advised funds”), for the calendar year ended December 31, 2001.

Name	Position with Each Fund	Compensation From Corporate Fund IV	Compensation From Corporate Fund V	Pension or Retirement Benefits Accrued as Part of Fund Expense	Estimated Annual Benefits upon Retirement	Aggregate Compensation from Each Fund and Other MLIM/FAM- Advised Funds
James H. Bodurtha*	Director	$3,326	$2,283	None	None	$160,000
Joe Grills*	Director	$1,393	$5,217	None	None	$259,000
Herbert I. London	Director	$3,326	$2,283	None	None	$160,000
André F. Perold	Director	$3,326	$2,283	None	None	$160,000
Roberta Cooper Ramo	Director	$3,326	$2,283	None	None	$160,000
Robert S. Salomon, Jr.	Director	$1,393	$5,217	None	None	$222,000
Stephen B. Swensrud	Director	$1,393	$5,217	None	None	$406,083

*	Co-Chairman of each Committee.

Officers of Each Fund

Information regarding the officers of each Fund is set forth in Exhibit I to this Joint Proxy Statement and Prospectus. Officers of each Fund are elected and appointed by the Board and hold office until they resign, are removed or are otherwise disqualified to serve.

Share Ownership

Set forth in Exhibit I to this Joint Proxy Statement and Prospectus is the following information for each Director nominee: (i) the number of shares of each Fund owned; (ii) the aggregate dollar range of equity in each Fund such share ownership represents; and (iii) the aggregate dollar range of securities in all MLIM/FAM-advised funds overseen by the Director nominees. Also set forth in Exhibit I is information for each non-affiliated nominee and his or her immediate family members relating to securities owned beneficially or of record in ML & Co. As of the Record Date, the Directors and officers of Corporate Fund IV and Corporate Fund V as a group owned an aggregate of less than 1% of the common stock of Corporate Fund IV and Corporate Fund V, respectively, outstanding at such date. At such date, Mr. Glenn, President and a Director of each Fund, and the other officers of each Fund, owned an aggregate of less than 1% of the outstanding shares of common stock of ML & Co.

The Board of each Fund recommends that stockholders vote “FOR” the election of the Director nominees (Item 1).

ITEM 2.    THE REORGANIZATION

SUMMARY

The following is a summary of certain information contained elsewhere in this Joint Proxy Statement and Prospectus and is qualified in its entirety by reference to the more complete information contained in this Joint Proxy Statement and Prospectus and in the Agreement and Plan attached hereto as Exhibit II.

The Reorganization

Each Fund’s Board approved the Agreement and Plan with respect to its Fund by the affirmative vote of at least (i) two-thirds of the total number of Directors of Corporate Fund IV fixed in accordance with the by-laws of Corporate Fund IV; and (ii) a majority of the members of the Board of Directors of Corporate Fund V present at a meeting at which a quorum was present.

What will be the Results of the Reorganization?

If the Agreement and Plan is approved and the Reorganization is completed:

•	Corporate Fund V will acquire substantially all of the assets and will assume substantially all of the liabilities of Corporate Fund IV;

•	Stockholders of Corporate Fund IV will become stockholders of Corporate Fund V;

•
Stockholders of Corporate Fund IV Common Stock will receive full shares of Corporate Fund V Common Stock (plus cash in lieu of fractional shares) equal to the aggregate net asset value of the shares of Corporate Fund IV Common Stock currently owned by such stockholders; and

•	Corporate Fund IV will liquidate, dissolve under the laws of the State of Maryland and terminate its registration as an investment company under the Investment Company Act.

The Reorganization will be structured as a tax-free transaction for federal tax purposes. Neither Fund will recognize gain or loss in the Reorganization and the stockholders of Corporate Fund IV will not recognize gain or loss upon the exchange of their shares for Corporate Fund V Common Stock (except to the extent that a holder of Corporate Fund IV Common Stock receives cash representing an interest in fractional shares of Corporate Fund V Common Stock in the Reorganization). Stockholders should consult their tax advisers regarding the effect of the Reorganization in light of their individual circumstances.

What are the Reasons for the Reorganization?

The Boards of Directors of Corporate Fund V and Corporate Fund IV have approved the Agreement and Plan and recommend that you vote to approve the Agreement and Plan.

The Board of Directors of Corporate Fund IV determined that holders of Corporate Fund IV Common Stock are likely to benefit from the Reorganization. The Board of Directors of Corporate Fund V determined that the Reorganization will not adversely affect holders of Corporate Fund V Common Stock. In addition, each Board, including all of the Directors who are not “interested persons” of the applicable Fund as defined in the Investment Company Act, has determined that the Reorganization is in the best interests of the applicable Fund and its stockholders, and that the interests of existing stockholders will not be diluted, with respect to net asset value, as a result of the Reorganization.

In reaching its decision, the Boards considered a number of factors including the following:

•
After the Reorganization, Corporate Fund IV stockholders will remain invested in a diversified, leveraged, closed-end fund that seeks to provide its stockholders with current income by investing primarily in a diversified portfolio of fixed income securities that are rated in the lower rating categories of the established rating services or unrated securities considered by the Fund’s investment adviser to be of comparable quality;

•
After the Reorganization, Corporate Fund V stockholders will remain invested in a diversified, leveraged, closed-end fund with an investment objective and policies substantially the same as its current investment objective and policies;

•	After the Reorganization, each Fund’s stockholders will be invested in a fund with substantially greater net assets;

•
After the Reorganization, Corporate Fund IV stockholders are expected to experience lower expenses per share (both including and excluding leverage) and Corporate Fund V stockholders are expected to experience lower expenses per share (excluding leverage) ; and

•	After the Reorganization, each Fund is expected to experience economies of scale, greater efficiency and flexibility in portfolio management and a more liquid trading market for its common stock.

See “Pro Forma Fee Table” below and “Agreement and Plan of Reorganization — Potential Benefits to Stockholders of the Funds as a Result of the Reorganization.”

The Reorganization requires the approval of the stockholders of both Funds. The Reorganization will not take place if the stockholders of either Fund do not approve the Agreement and Plan.

It is anticipated that the Reorganization will occur as soon as practicable after all of the requisite approvals are obtained, provided that the Funds have obtained prior to that time a favorable opinion of counsel concerning the tax consequences of the Reorganization as set forth in the Agreement and Plan. Under the Agreement and Plan, however, the Board of Directors of either Fund may cause the Reorganization to be postponed or abandoned in certain circumstances should either Board determine that it is in the best interest of the stockholders of that Fund to do so. The Agreement and Plan may be terminated, and the Reorganization abandoned, whether before or after approval by the stockholders of the Funds at any time prior to the Closing Date (as defined below), (i) by mutual consent of the Boards of Directors of the Funds or (ii) by the Board of Directors of either Fund, if any condition to that Fund’s obligations has not been fulfilled or waived by such Fund’s Board of Directors.

Pro Forma Fee Table

Fee Table for Corporate Fund IV, Corporate Fund V and the
Pro Forma Combined Fund as of August 31, 2002 (a)

The following table illustrates, based on average net assets attributable to common stock as of August 31, 2002, the expenses to be incurred by each Fund individually and the estimated pro forma expenses to be incurred by the Combined Fund after the Reorganization. Future expenses may be greater or less than those indicated below.

	Actual				Pro Forma
	Corporate Fund IV		Corporate Fund V		Combined Fund(a)
Common Stockholder Transaction Expenses
Maximum Sales Load (as a percentage of the offering price) imposed on purchases of common stock	None	(b)(c)	None	(b)(c)	None	(b)(c)
Dividend Reinvestment and Cash Purchase Plan Fees	None		None		None
Annual Expenses (as a percentage of average net assets attributable to common stock as of August 31, 2002) (including leverage)
Investment Advisory Fees(d)	0.70%		0.67%		0.68%
Interest Payments on Borrowed Funds(e)	0.36%		0.26%		0.30%
Other Expenses	0.21%		0.19%		0.16%

Total Annual Expenses (including leverage)	1.27%		1.12%		1.14%

Annual Expenses (as a percentage of average net assets attributable to common stock as of August 31, 2002) (excluding leverage)
Investment Advisory Fees(d)	0.60%		0.60%		0.60%
Interest Payments on Borrowed Funds(e)	None		None		None
Other Expenses	0.22%		0.19%		0.15%

Total Annual Expenses (excluding leverage)	0.82%		0.79%		0.75%

(a)	The pro forma annual operating expenses for the Combined Fund are projections for a 12-month period.
(b)
No sales load will be charged in connection with the issuance of shares of Corporate Fund V Common Stock as part of the Reorganization. Shares of common stock are not available for purchase from the Funds but may be purchased through a broker-dealer subject to individually negotiated commission rates.

(c)	Shares of common stock purchased in the secondary market may be subject to brokerage commissions or other charges.
(d)	Based on average net assets plus the proceeds of the average outstanding borrowings used for leverage as of August 31, 2002.
(e)	Based on the amount of the average outstanding borrowings for each Fund as of August 31, 2002.

Example:

Cumulative Expenses Paid on Shares of Common Stock  for the Periods Indicated:

	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses on a $1,000 investment assuming (1) the operating expense ratios for each Fund set forth in the Pro Forma Fee Table above and (2) a 5% annual return throughout the period:

Corporate Fund IV (including leverage)	$13	$40	$70	$153
Corporate Fund V (including leverage)	$11	$36	$62	$136
Combined Fund* (including leverage)	$12	$36	$63	$139
Corporate Fund IV (excluding leverage)	$8	$26	$46	$101
Corporate Fund V (excluding leverage)	$8	$25	$44	$98
Combined Fund* (excluding leverage)	$8	$24	$42	$93

*	Assumes that the Reorganization had taken place on August 31, 2002.

The foregoing Pro Forma Fee Table and Example are intended to assist investors in understanding the costs and expenses that a stockholder of each Fund will bear directly or indirectly as compared to the costs and expenses that would be borne by such investors taking into account the Reorganization. The Example set forth above assumes that shares of common stock were purchased in the initial offerings and that all dividends and distributions were reinvested and uses a 5% annual rate of return as mandated by Commission regulations. The Example should not be considered a representation of past or future expenses or annual rates of return. Actual expenses or annual rates of return may be more or less than those assumed for purposes of the Example. See “Comparison of the Funds” and “Agreement and Plan of Reorganization — Potential Benefits to Stockholders of the Funds as a Result of the Reorganization.”

Corporate Fund IV
Corporate Fund IV was incorporated under the laws of the State of Maryland on March 19, 2001 and commenced operations on September 28, 2001. As of November 30, 2002, Corporate Fund IV had net assets of $171.1 million.

Corporate Fund V
Corporate Fund V was incorporated under the laws of the State of Maryland on October 2, 2001 and commenced operations on November 30, 2001. As of November 30, 2002, Corporate Fund V had net assets of $236.9 million.

Comparison of the Funds
Investment Objectives.    Each Fund is a diversified, leveraged, closed-end management investment company. The investment objectives of the Funds are substantially the same. Each Fund seeks to provide its stockholders with current income by investing primarily in a diversified portfolio of fixed income securities which are rated in the lower rating categories of the established rating services (Ba or lower by Moody’s Investors Service, Inc. (“Moody’s”) or BB or lower by Standard & Poor’s (“Standard & Poor’s”)) or in unrated securities considered by the Fund’s investment adviser to be of comparable quality. Each Fund also seeks to provide stockholders with capital appreciation.

Investment Policies.    Each Fund, under normal market conditions, will invest at least 80% of its assets in high yield debt instruments, including high yield bonds (commonly referred to as “junk” bonds) and high yield corporate loans, which are rated in the lower rating categories of the established rating services (Ba or lower by Moody’s or BB or lower by Standard & Poor’s), or in unrated debt instruments considered by the Fund’s investment adviser to be of comparable quality. The Funds may invest in debt instruments of any maturity.

Each Fund may invest without limitation in debt instruments of issuers domiciled outside the United States or that are denominated in various foreign currencies and multinational currency units. Neither Fund currently intends to hedge its non-U.S. dollar denominated investments.

Each Fund may invest up to 15% of its total assets in high yield corporate loans extended to borrowers by commercial banks or other financial institutions (“Corporate Loans”). The Corporate Loans in which the Funds may invest may be rated in the lower rating categories of the established rating services (Ba or lower by Moody’s or BB or lower by Standard & Poor’s), or may be unrated investments considered by the Fund’s investment adviser to be of comparable quality.

Each Fund also may invest up to 10% of its total assets in high yield debt instruments, including Corporate Loans, which are the subject of a bankruptcy proceeding or otherwise in default as to the repayment of principal and/or payment of interest at the time of acquisition by the Fund or are rated in the lower rating categories (Ca or lower by Moody’s or CC or lower by Standard & Poor’s) or which are unrated investments considered by the Fund’s investment adviser to be of comparable quality (“Distressed Securities”). See “Comparison of the Funds — Investment Objective and Policies.”

Capital Stock.    Each Fund has outstanding common stock. The common stock of each Fund is traded on the NYSE. As of November 30, 2002, (i) the net asset value per share of Corporate Fund IV Common Stock was $12.66 and the market price per share was $13.09 and (ii) the net asset value per share of Corporate Fund V Common Stock was $12.69 and the market price per share was $13.04. See “Comparison of the Funds — Capital Stock.”

Portfolio Management.    The investment adviser for each Fund is FAM and the sub-adviser for each Fund is Merrill Lynch Asset Management U.K. Limited (“MLAM U.K.”).

FAM is responsible for the management of each Fund’s investment portfolio and for providing administrative services to each Fund.  B. Daniel Evans and Elizabeth M. Phillips serve as the portfolio managers for each Fund and, after the Reorganization, will serve as the portfolio managers for the Combined Fund. See “Comparison of the Funds — Management of the Funds.”

Advisory Fees.    Each Fund pays FAM a monthly fee at the annual rate of 0.60% of such Fund’s average weekly net assets plus the proceeds of any outstanding borrowings used for leverage. From the commencement of operations until December 18, 2001, FAM voluntarily waived a portion of its advisory fee and/or reimbursed certain other expenses of Corporate Fund IV. From the commencement of operations until March 28, 2002, FAM voluntarily waived all of its advisory fee and/or reimbursed certain other expenses of Corporate Fund V. These voluntary fee waivers and expense reimbursements were discontinued by FAM. Subsequent to the Reorganization, FAM will continue to receive compensation from the Combined Fund at the rate of 0.60% of the average weekly net assets of the Combined Fund plus the proceeds of any outstanding borrowings used for leverage. See “Comparison of the Funds — Management of the Funds.”

The Funds do not pay any incremental fee for the sub-advisory services provided by MLAM U.K.; however, FAM may make payments to MLAM U.K. for such services.

Other Significant Fees.    The custodian for each Fund is State Street Bank & Trust Company (“State Street”). The transfer agent, dividend disbursing agent and registrar for each Fund is EquiServe, L.P. (“EquiServe”). State Street and EquiServe each receive fees for providing these services.

Overall Annual Expense Ratio.    The table below sets forth the total annualized operating expense ratio (both including and excluding leverage) for Corporate Fund IV, Corporate Fund V and the Combined Fund based on their respective average net assets as of August 31, 2002.

	Average Net Assets as of August 31, 2002	Total Annualized Operating Expense Ratio (including leverage)*	Total Annualized Operating Expense Ratio (excluding leverage)
Corporate Fund IV	$184,724,123	1.27%	0.82%
Corporate Fund V	$252,131,557	1.12%	0.79%
Combined Fund	$436,855,680	1.14%	0.75%

*
The annualized operating expenses attributable to leverage for each Fund equals the interest owed over a 12 month period based on the average amount of outstanding borrowings as of August 31, 2002. As of August 31, 2002, the average amount of outstanding borrowings as a percentage of average total assets was 14.0% for Corporate Fund IV and 10.4% for Corporate Fund V. The annualized operating expenses attributable to leverage for the Combined Fund equals the sum of each Fund’s leverage costs based on the average amount of outstanding borrowings for each Fund as of August 31, 2002. The actual operating expenses attributable to leverage for the Combined Fund will be dependent on the amount of leverage used by the Combined Fund and the interest rate to be paid on such borrowings.

Purchases and Sales of Common Stock.    Purchase and sale procedures for the common stock of each Fund are the same. Investors typically purchase and sell shares of common stock of each Fund through a registered broker-dealer on the NYSE, thereby incurring a brokerage commission set by such broker-dealer. Alternatively, investors may purchase or sell shares of common stock of the Funds through privately negotiated transactions with existing stockholders.

Portfolio Transactions. The portfolio transactions in which the Funds may engage and procedures for such transactions are substantially similar. See “Comparison of the Funds — Portfolio Transactions.”

Dividends and Distributions. The methods of dividend payment and distributions are substantially similar for each Fund. See “Comparison of the Funds — Dividends and Distributions.”

Net Asset Value.    The net asset value per share of common stock of each Fund is determined as of the close of business (generally, 4:00 p.m., Eastern time) on the last business day of each week. Each Fund computes net asset value per share in the same manner. See “Comparison of the Funds — Net Asset Value.”

Voting Rights. The corresponding voting rights of the holders of shares of each Fund’s common stock are identical. See “Comparison of the Funds — Voting Rights.”

Stockholder Services.    An automatic dividend reinvestment plan is available to holders of shares of each Fund’s common stock. These plans are similar for both Funds. See “Comparison of the Funds — Automatic Dividend Reinvestment Plan.” Other stockholder services, including the provision of annual and semi-annual reports, are the same for both Funds.

Outstanding Securities of Corporate Fund IV and Corporate Fund V as of August 31, 2002

Title of Class	Number of Shares Authorized	Number of Shares Held by Fund for Its Own Account	Number of Shares Outstanding (Exclusive of Amount Shown in Previous Column)
Corporate Fund IV
Common Stock	200,000,000	0	13,469,339
Corporate Fund V
Common Stock	200,000,000	0	18,541,645

Tax Considerations
The Funds will receive an opinion of counsel with respect to the Reorganization to the effect that, among other things, neither Fund will recognize gain or loss on the transaction, and no stockholder of Corporate Fund IV will recognize gain or loss upon the exchange of his or her shares for shares of Corporate Fund V Common Stock in the Reorganization (except to the extent that exchanging common stockholders receive cash representing an interest in fractional shares of Corporate Fund V Common Stock in the Reorganization). Consummation of the Reorganization is subject to the receipt of such opinion of counsel. The Reorganization will not affect the status of Corporate Fund V as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). See “Agreement and Plan of Reorganization — Tax Consequences of the Reorganization.”

RISK FACTORS AND SPECIAL CONSIDERATIONS

The investment objective and policies of each Fund are substantially the same. For this reason, the investment risks associated with an investment in Corporate Fund V are substantially similar to the investment risks associated with an investment in Corporate Fund IV. Such risks include without limitation, (a) the risks associated with investing in high yield debt instruments, Corporate Loans and Distressed Securities and (b) the risks associated with leverage. These investment risks also will apply to an investment in the Combined Fund after the Reorganization. It is expected that the Reorganization itself will not adversely affect the rights of holders of shares of common stock of either Fund or create additional risks.

High Yield Debt Instruments

Each Fund invests primarily in a portfolio of high yield, lower grade and unrated debt instruments. Investments in high yield debt instruments, including high yield bonds (commonly referred to as “junk bonds”) and high yield Corporate Loans discussed below, entail a higher level of credit risk (loss of income and/or principal) than investments in higher rated securities. Securities rated in the lower rating categories are considered to be predominantly speculative with respect to capacity to pay interest and repay principal. Issuers of high yield debt instruments may be highly leveraged and may not have available to them more traditional methods of financing. New issuers also may be inexperienced in managing their debt burden. The issuer’s ability to service its debt obligations may be adversely affected by business developments unique to the issuer, the issuer’s inability to meet specific projected business forecasts, or the inability of the issuer to obtain additional financing. Junk bonds are often unsecured and subordinated to other creditors of the issuer. Other than the Distressed Securities discussed below, the high yield debt instruments in which each Fund may invest do not include instruments which, at the time of investment, are in default or the issuers of which are in bankruptcy. However, there can be no assurance that such events will not occur after a Fund purchases a particular debt instrument, in which case that Fund may experience losses and incur costs.

High yield debt instruments also tend to be more sensitive to economic conditions than investment grade securities. The financial condition of a high yield issuer is usually more susceptible to a general economic downturn or a sustained period of rising interest rates.

Junk bonds may have call or redemption features that permit an issuer to repurchase the securities from a Fund. If a call were exercised by an issuer during a period of declining interest rates, the Fund likely would have to replace such called securities with lower yielding securities that would decrease the net investment income to that Fund and dividends to stockholders.

Like higher rated fixed income securities, high yield debt instruments generally are purchased and sold through dealers who make a market in such debt instruments for their own accounts. However, there are fewer dealers in the high yield market, which market may be less liquid than the market for higher rated fixed income securities, even under normal economic conditions. Also, there may be significant disparities in the prices quoted for high yield debt instruments by various dealers. Investments in high yield debt instruments may, from time to time, and especially in declining markets, become illiquid. The combination of price volatility and the limited liquidity of high yield debt instruments may have an adverse effect on each Fund’s investment performance.

High yield debt instruments tend to be more volatile than higher rated fixed income securities, so that adverse events may have a greater impact on the prices of high yield debt instruments than on higher rated fixed income securities. Factors adversely affecting the market value of such debt instruments will adversely affect each Fund’s net asset value.

Adverse publicity and investor perceptions also may reduce the value and liquidity of high yield debt instruments. When the market value of high yield debt instruments goes down, each Fund’s net asset value will decrease. In addition, each Fund may incur additional expenses if it is forced to seek recovery upon a default of a portfolio holding or if it participates in the restructuring of the obligation.

Corporate Loans

Each Fund may invest up to 15% of its total assets in Corporate Loans. The Corporate Loans in which the Funds may invest may be rated in the lower rating categories of the established rating services (Ba or lower by Moody’s or BB or lower by Standard & Poor’s), or may be unrated investments considered by FAM to be of comparable quality. Corporate Loans can be expected to provide higher yields than higher rated fixed income securities, but may be subject to greater risk of loss of principal and income. Corporate Loan obligations are frequently secured by pledges of liens and security interests in the assets of the borrower, and the holders of Corporate Loans are frequently the beneficiaries of debt service subordination provisions imposed on the borrower’s bondholders. These arrangements are designed to give Corporate Loan investors preferential treatment over junk bond investors in the event of a deterioration in the credit quality of the issuer. Even when these arrangements exist, however, there can be no assurance that the principal and interest owed on the Corporate Loan will be repaid in full. Corporate Loans generally bear interest at rates set at a margin above a generally recognized base lending rate that may fluctuate on a day to day basis, in the case of the prime rate of a U.S. bank, or which may be adjusted on set dates, typically 30 days but generally not more than one year, in the case of the London Interbank Offered Rate. Consequently, the value of Corporate Loans held by each Fund may be expected to fluctuate significantly less than the value of fixed rate junk bond instruments as a result of changes in the interest rate environment. On the other hand, the secondary dealer market for certain Corporate Loans may not be as well developed as the secondary dealer market for junk bonds, and therefore present increased market risk relating to liquidity and pricing concerns.

Distressed Securities

Each Fund may invest up to 10% of its total assets in Distressed Securities, including Corporate Loans, which are the subject of bankruptcy proceedings or otherwise in default as to the repayment of principal and/or payment of interest at the time of acquisition by a Fund or are rated in the lower rating categories (Ca or lower by Moody’s or CC or lower by Standard & Poor’s) or which are unrated investments considered by FAM to be of comparable quality. An investment in Distressed Securities is speculative and involves significant risk in addition to the risks discussed above in connection with investments in junk bonds or high yield Corporate Loans. Distressed Securities frequently do not produce income while they are outstanding. The Funds may purchase Distressed Securities that are in default or the issuers of which are in bankruptcy. The Funds may be required to bear certain extraordinary expenses in order to protect and recover their investment.

Leverage

Each Fund currently has outstanding borrowings. Each Fund utilizes borrowings and may utilize other forms of leverage such as issuing debt securities or preferred stock to provide the holders of its common stock with a potentially higher return. Leverage creates risks for holders of common stock, including the likelihood of greater volatility of net asset value and market price of shares of the common stock, and the risk that fluctuations in interest rates on borrowings and short term debt or in the dividend rates on any preferred stock may affect the return to holders of common stock. To the extent the income or capital appreciation derived from securities purchased with funds received from leverage exceeds the cost of leverage, each Fund’s return will be greater than if leverage had not been used. Conversely, if the income or capital appreciation from the securities purchased with such funds is not sufficient to cover the cost of leverage, the return to each Fund will be less than if leverage had not been used, and therefore the amount available for distribution to stockholders as dividends and other distributions will be reduced. In the latter case, FAM in its best judgment may nevertheless determine to maintain each Fund’s leveraged position if it expects that the benefits to each Fund’s stockholders of maintaining the leveraged position will outweigh the current reduced return. Certain types of borrowings by each Fund may result in such Fund being subject to covenants in credit agreements relating to asset coverage and portfolio composition requirements. Each Fund may be subject to certain restrictions on investments imposed by guidelines of one or more nationally recognized statistical ratings organizations which may issue ratings for the short-term corporate debt securities or preferred stock which may be issued by the Fund. These covenants and guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the Investment Company Act. It is not anticipated that these covenants or guidelines will impede FAM from managing each Fund’s portfolio in accordance with each Fund’s investment objectives and policies. Each Fund at times may borrow from affiliates of FAM, provided that the terms of such borrowings are no less favorable than those available from comparable sources of funds in the marketplace. The fee paid to FAM will be calculated on the basis of each Fund’s assets including proceeds from borrowings for leverage and the issuance of preferred stock.

Net Asset Value; Interest Rate Sensitivity; Credit Quality and Other Market Conditions

Each Fund invests primarily in fixed rate debt securities. Generally, when interest rates go up, the value of fixed rate debt securities, such as junk bonds, goes down. Therefore, the net asset value of a fund that invests primarily in fixed rate debt securities changes as interest rates fluctuate. A decline in the credit quality or financial condition of issuers of the high yield debt instruments in which each Fund invests may result in the value of such high yield debt instruments held by such Fund, and hence such Fund’s net asset value, going down. A serious deterioration in the credit quality or financial condition of an issuer could cause a permanent decrease in each Fund’s net asset value. Furthermore, volatility in the capital markets and other adverse market conditions may result in a decrease in the value of the high yield debt instruments held by each Fund. Given that each Fund uses market prices to value many of its high yield investments, any decrease in the market value of the high yield debt instruments held by such Fund will result in a decrease in such Fund’s net asset value.

Trading Discount

Shares of closed-end funds such as the Funds frequently trade at a market price that is lower than their net asset value. This is commonly referred to as “trading at a discount.” Shares may also trade at a price that is higher than their net asset value (a “premium”). See “Comparison of the Funds — Financial Highlights.”

Hedging

Hedging transactions subject each Fund to the risk that, if FAM incorrectly forecasts market values, interest rates or other applicable factors, the Fund’s performance could suffer. In addition, if the counterparty to an interest rate hedging transaction defaults, a Fund’s risk of loss consists of the net amount of interest payments that the Fund contractually is entitled to receive. Neither Fund is required to enter into interest rate hedging transactions and each may choose not to enter into such transactions.

Foreign Securities

Each Fund may invest without limitation in debt instruments of issuers domiciled outside of the United States or that are denominated in various foreign currencies and multinational foreign currency units. Investment in such debt instruments involves certain risks not involved in domestic investments, including fluctuation in foreign interest rates, currency risk, and future foreign political and economic developments and the possible imposition of exchange controls or other governmental laws or restrictions.

Liquidity of Investments

Certain high yield debt instruments, including junk bonds and high yield Corporate Loans, in which the Funds invest may lack an established secondary trading market or are otherwise illiquid. Liquidity of a security relates to the ability to easily dispose of the security and the price to be obtained and does not generally relate to the credit risk or likelihood of receipt of cash at maturity. Illiquid debt instruments may trade at a discount from comparable, more liquid investments.

Antitakeover Provisions

The Articles of Incorporation of each Fund (in each case, the “Charter”) and Maryland law include provisions that could limit the ability of other entities or persons to acquire control of that Fund or to change the composition of its Board of Directors. Such provisions could limit the ability of stockholders to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund.

COMPARISON OF THE FUNDS

Financial Highlights

Corporate Fund IV

The financial information in the table below has been audited in conjunction with the annual audits of the financial statements of Corporate Fund IV by Deloitte & Touche LLP, independent auditors. The following per share data and ratios have been derived from information provided in the financial statements of Corporate Fund IV.

	For the Period September 28, 2001† to August 31, 2002
Decrease in Net Asset Value:
Per Share Operating Performance:
Net asset value, beginning of period	$14.33

Investment income — net	1.53
Realized and unrealized loss on investments — net	(1.92)

Total from investment operations	(0.39)

Less dividends from Investment income — net	(1.38)
Capital charge resulting from the issuance of Common Stock	(.02)

Net asset value, end of period	$12.54

Market price per share, end of period	$12.50

Total Investment Return:**
Based on market price per share	(7.97	%)††

Based on net asset value per share	(3.36	%)††

Ratios to Average Net Assets:
Expenses, net of reimbursement and excluding interest expense	.77	%*

Expenses, net of reimbursement	1.13	%*

Expenses	1.27	%*

Investment income — net	11.81	%*

Leverage:
Amount of borrowings outstanding, end of period (in thousands)	$43,700

Average amount of borrowings outstanding during the period (in thousands)	$30,880

Average amount of borrowings outstanding per share during the period	$2.37

Supplemental Data:
Net assets, end of period, (in thousands)	$168,897

Portfolio turnover	59.96%

*	Annualized
**
Total investment returns based on market value, which can be significantly greater or lesser than the net asset value, may result in substantially different returns. Total investment returns exclude the effects of sales charges. FAM waived a portion of its management fee. Without such waiver, the Fund’s performance would have been lower.

†	Commencement of operations.
††	Aggregate total investment return.

Corporate Fund V

The financial information in the table below has been audited in conjunction with the annual audit of the financial statements of Corporate Fund V by Deloitte & Touche LLP, independent auditors. The following per share data and ratios have been derived from information provided in the financial statements of Corporate Fund V.

	For the Period November 30, 2001† to August 31, 2002
Decrease in Net Asset Value:
Per Share Operating Performance:
Net asset value, beginning of period	$14.33

Investment income — net	1.08
Realized and unrealized loss on investments — net	(1.92)

Total from investment operations	(.84)

Less dividends from investment income — net	(.93)

Capital charge resulting from the issuance of Common Stock	(.02)

Net asset value, end of period	$12.54

Market price per share, end of period	$12.50

Total Investment Return:**
Based on net asset value per share	(6.31	%)††

Based on market price per share	(6.61	%)††

Ratios to Average Net Assets:
Expenses, net of reimbursement and excluding interest expense	.63	%*

Expenses, net of reimbursement	.89	%*

Expenses	1.12	%*

Investment income — net	10.31	%*

Leverage:
Amount of borrowings outstanding, end of period (in thousands)	$58,400

Average amount of borrowings outstanding during the period (in thousands)	$30,993

Average amount of borrowings outstanding per share during the period	$1.71

Supplemental Data:
Net assets, end of period (in thousands)	$232,421

Portfolio turnover	49.51%

*	Annualized
**
Total investment returns based on market value, which can be significantly greater or lesser than the net asset value, may result in substantially different returns. Total investment returns exclude the effects of sales charges. FAM waived a portion of its management fee. Without such waiver, the Fund’s performance would have been lower.

†	Commencement of operations.
††	Aggregate total investment return.

Corporate Fund IV

Quarter Ended*	Market Price**		Net Asset Value		Premium (Discount) to Net Asset Value
	High	Low	High	Low	High	Low
	$	$	$	$	%	%
November 30, 2001#	15.33	15.00	14.84	14.28	5.30726	1.55721
February 28, 2002	15.25	14.68	14.83	14.18	4.43038	0.95498
May 31, 2002	15.30	14.79	14.81	14.27	5.87002	0.40513
August 31, 2002	15.27	11.35	14.34	11.99	9.24092	(8.46774)
November 30, 2002	13.09	11.21	12.69	11.56	3.487	(3.777)

Corporate Fund V

Quarter Ended*	Market Price**		Net Asset Value		Premium (Discount) to Net Asset Value
	High	Low	High	Low	High	Low
	$	$	$	$	%	%
February 28, 2002	15.08	13.68	14.36	14.02	6.06916	(2.9724)
May 31, 2002	14.98	13.99	14.58	14.09	5.79096	(1.33992)
August 31, 2002	14.85	11.19	14.18	11.98	6.75773	(10.0321)
November 30, 2002	13.05	11.30	12.70	11.53	3.77	(2.67)

*	Calculations are based upon shares of common stock outstanding at the end of each quarter.
**	As reported in the consolidated transaction reporting system.
#	For the period September 28, 2001 (commencement of operations) to November 30, 2001.

Since commencement of operations of Corporate Fund IV, share prices for its common stock have fluctuated between a maximum premium of approximately 9.241% and a maximum discount of approximately (8.468)%. Since commencement of operations of Corporate Fund V, share prices for its common stock have fluctuated between a maximum premium of approximately 6.758% and a maximum discount of approximately (10.032)%. Although there is no reason to believe that this pattern should be affected by the Reorganization, it is not possible to predict whether shares of the Combined Fund will trade at a premium or discount to net asset value following the Reorganization, or what the magnitude of any such premium or discount might be.

Investment Objective and Policies

The structure, organization and investment policies of the Funds are substantially the same. Each Fund seeks to provide stockholders with current income by investing primarily in a diversified portfolio of fixed income securities which are rated in the lower rating categories of the established rating services (Ba or lower by Moody’s or BB or lower by Standard & Poor’s) or are unrated securities considered by FAM to be of comparable quality. Each Fund also seeks to provide stockholders with capital appreciation. The investment objectives of each Fund are fundamental policies that may not be changed without a vote of a majority of the outstanding voting securities of each Fund as such term is defined in the Investment Company Act.

Each Fund may invest without limitation in debt instruments of issuers domiciled outside the United States or that are denominated in various foreign currencies and multinational currency units. Neither Fund currently intends to hedge its non-U.S. dollar denominated investments.

Under normal market conditions, each Fund will invest at least 80% of its assets in high yield debt instruments, including junk bonds and Corporate Loans rated in the lower rating categories (Ba or lower by Moody’s and BB or lower by Standard & Poor’s), or in similar unrated instruments considered by FAM to be of comparable quality. For this purpose, “assets” means net assets plus the amount of any borrowings for investment purposes. This is a non-fundamental policy of each Fund and may be changed by the Fund’s Board of Directors provided that the Fund’s stockholders are provided with at least 60 days prior written notice of any change as required by the rules under the Investment Company Act. Such investments generally involve greater volatility of price and risks to principal and income than securities in the higher rating categories.

Each Fund may invest up to 15% of its total assets in high yield Corporate Loans extended to borrowers by commercial banks or other financial institutions. The Corporate Loans in which the Funds may invest may be rated in the lower rating categories of the established rating services (Ba or lower by Moody’s or BB or lower by Standard & Poor’s), or may be unrated investments considered by FAM to be of comparable quality. Each Fund may invest up to 10% of its total assets in Distressed Securities, including Corporate Loans.

Each Fund may invest in convertible debt instruments and preferred stock, each of which may be converted into common stock or other securities of the same or a different issuer, and non-convertible preferred stock.

An investment in each Fund may be speculative in that it involves a high degree of risk and should not constitute a complete investment program. See “Risk Factors and Special Considerations.”

When changing economic conditions and other factors cause the yield difference between lower rated and higher rated securities to narrow, each Fund may purchase higher rated debt instruments if FAM believes that the risk of loss of income and principal may be reduced substantially with only a relatively small reduction in yield. In addition, under unusual market or economic conditions or for temporary defensive purposes, each Fund may invest up to 100% of its total assets in securities issued or guaranteed by the U.S. Government or its instrumentalities or agencies, certificates of deposit, bankers’ acceptances and other bank obligations, commercial paper rated in the highest category by a nationally recognized statistical rating organization or other fixed income securities deemed by FAM to be consistent with a defensive posture, or may hold investments in cash. The yield on such securities may be lower than the yield on lower rated fixed income securities. Although the Funds will invest primarily in lower rated debt instruments, other than with respect to Distressed Securities (which are discussed below), the Funds will not invest in debt instruments in the lowest rating categories (Ca or below by Moody’s or CC or below by Standard & Poor’s) unless FAM believes that the financial condition of the issuer or the protection afforded to the particular debt instruments is stronger than would otherwise be indicated by such low ratings.

Investment in the Funds offers the individual investor several potential benefits. In managing a portfolio of high yield debt instruments, FAM provides professional management which includes the extensive credit analysis needed to invest in foreign securities, junk bonds, Corporate Loans, Distressed Securities, convertible securities and preferred stock. The Funds also relieve the investor of the burdensome administrative details involved in managing a portfolio of such investments. Additionally, FAM may seek to enhance the yield or capital appreciation of each Fund’s common stock by leveraging each Fund’s capital structure through the borrowing of money or the issuance of short term debt securities or shares of preferred stock. These benefits are at least partially offset by the expenses involved in running an investment company. Such expenses primarily consist of advisory fees and operational costs. The use of leverage also involves certain expenses and risk considerations. See “Risk Factors and Special Considerations — Leverage” and “Other Investment Policies —  Leverage.”

Each Fund may engage in various portfolio strategies to seek to increase its return and to hedge its portfolio against movements in interest rates through the use of interest rate transactions, credit default swap agreements, the purchase of call and put options on securities, the sale of covered call and put options on its portfolio securities and transactions in financial futures and related options on such futures. Each of these portfolio strategies is described below. There can be no assurance that the Funds will employ these strategies or that, if employed, they will be effective.

Each Fund may invest in, among other things, the types of instruments described below:

Description of High Yield Debt Instruments

Under normal market conditions, each Fund will invest at least 80% of its net assets in high yield debt instruments, including high yield bonds (commonly referred to as “junk bonds”) and Corporate Loans, as described below, which are rated in the lower rating categories of the established rating services (Ba or lower by Moody’s or BB or lower by Standard & Poor’s), or in unrated debt instruments considered by FAM to be of comparable quality. See Exhibit III — “Ratings of Securities” for information concerning rating categories. The Funds may invest in debt instruments of any maturity.

Selection and supervision of high yield debt instruments by FAM involves continuous analysis of individual issuers, general business conditions and other factors which may be too time-consuming or too costly for the average investor. The furnishing of these services does not, of course, guarantee successful results. FAM’s analysis of issuers includes, among other things, historic and current financial conditions, current and anticipated cash flow and borrowing requirements, value of assets in relation to historical costs, strength of management, responsiveness to business conditions, credit standing, and current and anticipated results of operations. Analysis of general conditions and other factors may include anticipated change in economic activity and interest rates, the availability of new investment opportunities and the economic outlook for specific industries. While FAM considers as one factor in its credit analysis the ratings assigned by the rating services, FAM performs its own independent credit analysis of issuers and, consequently, the Funds may invest, without limit, in unrated debt instruments. As a result, each Fund’s ability to achieve its investment objectives may depend on FAM’s own credit analysis to a greater extent than investment companies which invest in higher rated securities. Although the Funds will invest primarily in lower rated debt instruments, other than with respect to Distressed Securities (which are discussed below), it will not invest in debt instruments in the lowest rating categories (Ca or below for Moody’s or CC or below for Standard & Poor’s) unless FAM believes that the financial condition of the issuer or the protection afforded to the particular debt instruments is stronger than would otherwise be indicated by such ratings. The Funds may continue to hold debt instruments that are downgraded after the Fund purchases them and will sell such debt instruments only if, in FAM’s judgment, it is advantageous to sell such debt instruments.

High yield debt instruments are regarded as being predominantly speculative as to the issuer’s ability to make repayments of principal and payments of interest. Investment in such debt instruments involves substantial risk. Issuers of high yield debt instruments may be highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risks associated with acquiring the debt instruments of such issuers generally are greater than is the case with higher rated securities. For example, during an economic downturn or a sustained period of rising interest rates, issuers of high yield debt instruments may be more likely to experience financial stress, especially if such issuers are highly leveraged. During periods of economic downturn, such issuers may not have sufficient revenues to meet their interest payment obligations. The issuer’s ability to service its debt obligations also may be adversely affected by specific issuer developments, or the issuer’s inability to meet specific projected business forecasts or the unavailability of additional financing. Therefore, there can be no assurance that in the future there will not exist a higher default rate relative to the rates currently existing in the high yield market. The risk of loss due to default by the issuer is significantly greater for the holders of junk bonds because such securities are often unsecured and subordinated to other creditors of the issuer. Other than with respect to Distressed Securities (which are discussed below), the high yield debt instruments in which either Fund may invest do not include securities which, at the time of investment, are in default or the issuers of which are in bankruptcy. However, there can be no assurance that such events will not occur after a Fund purchases a particular debt instrument, in which case that Fund may experience losses and incur costs.

Junk bonds may have call or redemption features that permit an issuer to repurchase the securities from a Fund. If a call were exercised by an issuer during a period of declining interest rates, the Fund likely would have to replace such called securities with lower yielding securities, thus decreasing the net investment income to that Fund and dividends to stockholders.

High yield debt instruments tend to be more volatile than higher rated fixed income securities, so that adverse events may have a greater impact on the prices of high yield debt instruments than on higher rated fixed income securities. Factors adversely affecting the market value of such securities are likely to affect adversely each Fund’s net asset value.

Like higher rated debt securities, high yield debt instruments generally are purchased and sold through dealers who make a market in such debt instruments for their own accounts. However, there are fewer dealers in the high yield debt market, which market may be less liquid than the market for higher rated debt securities, even under normal economic conditions. Also, there may be significant disparities in the prices quoted for high yield debt instruments by various dealers. As a result, the Funds may experience difficulty acquiring appropriate high yield debt instruments for investment.

Adverse conditions and investor perceptions thereof (whether or not based on economic fundamentals) may impair liquidity in the high yield market and may cause the prices the Funds receive for their respective high yield debt instruments to be reduced. In addition, each Fund may experience difficulty in liquidating a portion of its portfolio when necessary to meet such Fund’s liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the issuer. Under such conditions, judgment may play a greater role in valuing certain of each Fund’s portfolio securities than in the case of securities trading in a more liquid market. In addition, the Funds may incur additional expenses if they are forced to seek recovery upon a default of a portfolio holding or if they participate in the restructuring of the obligation.

The high yield debt instruments (including Corporate Loans discussed below) in which the Funds invest may include credit linked notes, structured notes or other instruments evidencing interests in special purpose vehicles or trusts that hold interests in high yield debt instruments (including Corporate Loans).

The Funds may receive warrants or other non-income producing equity securities in connection with their investments in high yield debt instruments, including upon the conversion of a convertible security, or the restructuring of investments owned by a Fund. The Funds may continue to hold such securities until, in FAM’s judgment in light of current market conditions, it is advantageous to effect a disposition of such securities.

Description of Corporate Loans

Each Fund may invest up to 15% of its total assets in Corporate Loans. Each Fund considers Corporate Loans to be high yield debt instruments, and includes Corporate Loans in determining whether at least 80% of its net assets are invested in high yield debt instruments. The Corporate Loans in which the Funds invest primarily consist of direct obligations of a borrower and may include debtor in possession financings pursuant to Chapter 11 of the U.S. Bankruptcy Code, obligations of a borrower issued in connection with a restructuring pursuant to Chapter 11 of the U.S. Bankruptcy Code, leveraged buy-out loans, leveraged recapitalization loans, receivables purchase facilities, and privately placed notes. The Funds may invest in a Corporate Loan at origination as a co-lender or by acquiring in the secondary market participations in, assignments of or novations of a Corporate Loan.

As in the case of junk bonds, such Corporate Loans may be rated in the lower rating categories of the established rating services (Ba or lower by Moody’s or BB or lower by Standard & Poor’s), or may be unrated investments considered by FAM to be of comparable quality. As in the case of junk bonds, such Corporate Loans can be expected to provide higher yields than lower yielding, higher rated fixed income securities, but may be subject to greater risk of loss of principal and income. There are, however, some significant differences between Corporate Loans and junk bonds. Corporate Loan obligations are frequently secured by pledges of liens and security interests in the assets of the borrower, and the holders of Corporate Loans are frequently the beneficiaries of debt service subordination provisions imposed on the borrower’s bondholders. These arrangements are designed to give Corporate Loan investors preferential treatment over junk bond investors in the event of a deterioration in the credit quality of the issuer. Even when these arrangements exist, however, there can be no assurance that the borrowers of the Corporate Loans will repay principal and/or pay interest in full. Corporate Loans generally bear interest at rates set at a margin above a generally recognized base lending rate that may fluctuate on a day-to-day basis, in the case of the prime rate of a U.S. bank, or which may be adjusted on set dates, typically 30 days but generally not more than one year, in the case of the London Interbank Offered Rate. Consequently, the value of Corporate Loans held by the Funds may be expected to fluctuate significantly less than the value of fixed rate junk bond instruments as a result of changes in the interest rate environment. On the other hand, the secondary dealer market for certain Corporate Loans may not be as well developed as the secondary dealer market for junk bonds, and therefore presents increased market risk relating to liquidity and pricing concerns.

Description of Distressed Securities

Each Fund may invest up to 10% of its total assets in Distressed Securities, including Corporate Loans, which are the subject of bankruptcy proceedings or otherwise in default as to the repayment of principal and/or payment of interest at the time of acquisition by a Fund or are rated in the lower rating categories (Ca or lower by Moody’s or CC or lower by Standard & Poor’s) or which are unrated investments considered by FAM to be of comparable quality. Investment in Distressed Securities is speculative and involves significant risk. Distressed Securities frequently do not produce income while they are outstanding and may require each Fund to bear certain extraordinary expenses in order to protect and recover its investment. Therefore, to the extent each Fund seeks its secondary objective of capital appreciation through investment in Distressed Securities, each Fund’s ability to achieve current income for its stockholders may be diminished. The Funds also will be subject to significant uncertainty as to when and in what manner and for what value the obligations evidenced by the Distressed Securities will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the Distressed Securities or a payment of some amount in satisfaction of the obligation). In addition, even if an exchange offer is made or a plan of reorganization is adopted with respect to Distressed Securities held by the Funds, there can be no assurance that the securities or other assets received by the Funds in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made. Moreover, any securities received by the Funds upon completion of an exchange offer or plan of reorganization may be restricted as to resale. As a result of each Fund’s participation in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of Distressed Securities, that Fund may be restricted from disposing of such securities.

Description of Convertible Securities and Preferred Stock

A convertible security is a bond, debenture, note or preferred stock that may be converted into or exchanged for a prescribed amount of common stock or other securities of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest generally paid or accrued on debt or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have several unique investment characteristics such as (i) higher yields than common stocks, but lower yields than comparable nonconvertible securities, (ii) a lesser degree of fluctuation in value than the underlying stock since they have fixed income characteristics, and (iii) the potential for capital appreciation if the market price of the underlying common stock increases. Holders of convertible securities have a claim on the assets of the issuer prior to the common stockholders but may be subordinated to similar non-convertible securities of the same issuer. A convertible security might be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by a Fund is called for redemption, that Fund may be required to permit the issuer to redeem the security, convert it into the underlying common stock or other securities or sell it to a third party.

Each Fund may invest in non-convertible preferred stock which generally entitles the holders to receive a dividend payment. Holders of preferred stock have a claim on the assets of the issuer prior to the common stockholders but subordinate to the creditors and holders of debt instruments of the same issuer. Preferred stock may be subject to redemption at the option of the issuer at a price established in the preferred stock governing instrument.

Illiquid Securities

Each Fund may invest in junk bonds, Corporate Loans, convertible securities, preferred stocks and other securities that lack a secondary trading market or are otherwise considered illiquid. Liquidity of a security relates to the ability to easily dispose of the security and the price to be obtained upon disposition of the security, which may be less than would be obtained for a comparable more liquid security. Neither Fund has a limitation on the amount of its investments that are not readily marketable or are subject to restrictions on resale. Such investments may affect each Fund’s ability to realize the net asset value in the event of a voluntary or involuntary liquidation of its assets.

Other Investment Policies

Each Fund has adopted certain other policies as set forth below:

Leverage.    Each Fund is authorized to utilize leverage through borrowings or issuance of short term debt securities or shares of preferred stock in amounts up to 33 1/3% of its total assets (including the assets obtained from leverage). Under current market conditions, the Funds intend to utilize leverage in amounts up to approximately 25% of the value of the Fund’s total assets (including the amount obtained from leverage).

Each Fund has entered into a separate credit agreement (each, a “Credit Agreement”) with a syndicate of lenders, with Citicorp North America, Inc. as agent, providing for a secured revolving credit facility under the following terms:

	Commitment Amount	Expiration Date
Corporate Fund IV	$110 million	May 28, 2003
Corporate Fund V	$145 million	May 28, 2003

Pursuant to each Credit Agreement, each Fund may borrow money (i) through a line of credit from certain lenders at the Eurodollar rate plus .75%, or the highest of the Federal Funds rate plus .50%, a base rate as determined by the agent and/or the latest three-week moving average of secondary market morning offering rates in the United States for three-month certificates of deposit of major United States money market banks plus .50%, or (ii) through the issuance of commercial paper notes by certain lenders at rates of interest equivalent to the weighted average of the per annum rates paid or payable by such lenders in respect of those commercial paper notes. In addition, each Fund pays certain upfront structuring fees, as well as ongoing program and liquidity fees associated with participation in the credit facility. As security for its obligations to the lenders under the Credit Agreement, each Fund has granted a security interest in substantially all of its assets to and in favor of the lenders. In connection with the Reorganization, Corporate Fund V will increase the commitment amount under its current Credit Agreement with a syndicate of lenders to a principal amount approximately equal to the aggregate commitment amount of the currently outstanding credit facilities of the Funds.

Neither Fund will generally utilize leverage if it anticipates that its leveraged capital structure would result in a lower return to holders of the common stock than that obtainable if the common stock were unleveraged for any significant amount of time. Each Fund may also borrow money as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which may otherwise require untimely dispositions of Fund securities. Each Fund at times may borrow from affiliates of FAM, provided that the terms of such borrowings are no less favorable than those available from comparable sources of funds in the marketplace. The fee paid to FAM will be calculated on the basis of each Fund’s assets, including proceeds from borrowings for leverage and the issuance of preferred stock.

Under each Fund’s existing credit facility, the Funds may not pay dividends or make distributions if there is a principal payment default, a bankruptcy default with respect to such Fund, such Fund is not in compliance with its borrowing base test or asset coverage test under such credit facility (and such default is not cured within five business days) or the maturity date of the credit facility has been accelerated due to the occurrence and continuance of an event of default thereunder by such Fund. See “Dividends and Distributions.”

The concept of leveraging is based on the premise that the cost of the assets to be obtained from leverage will be based on short term rates which normally will be lower than the return earned by each Fund on its longer term portfolio investments. Since the total assets of each Fund (including the assets obtained from leverage) will be invested in the higher yielding portfolio investments or portfolio investments with the potential for capital appreciation, the holders of common stock will be the beneficiaries of the incremental return. Should the differential between the underlying assets and cost of leverage narrow, the incremental return “pick up” will be reduced. Furthermore, if long term rates rise, the common stock net asset value will reflect the decline in the value of portfolio holdings resulting therefrom.

Leverage creates risks for holders of common stock, including the likelihood of greater volatility of net asset value and market price of shares of common stock, and the risk that fluctuations in interest rates on borrowings and short term debt or in the dividend rates on any preferred stock may affect the return to the holders of common stock. To the extent the income or capital appreciation derived from securities purchased with funds received from leverage exceeds the cost of leverage, each Fund’s return will be greater than if leverage had not been used. Conversely, if the income or capital appreciation from the securities purchased with such funds is not sufficient to cover the cost of leverage, the return of each Fund will be less than if leverage had not been used, and therefore the amount available for distribution to stockholders as dividends and other distributions will be reduced. In the latter case, FAM in its best judgment nevertheless may determine to maintain each Fund’s leveraged position if it expects that the benefits to each Fund’s stockholders of maintaining the leveraged position will outweigh the current reduced return. Capital raised through leverage will be subject to interest costs or dividend payments that may or may not exceed the income and appreciation on the assets purchased. Each Fund also may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements will increase the cost of borrowing over the stated interest rate. The issuance of additional classes of preferred stock involves offering expenses and other costs and may limit each Fund’s freedom to pay dividends on shares of common stock or to engage in other activities. Borrowings and the issuance of a class of preferred stock having priority over each Fund’s common stock create an opportunity for greater return per share of common stock, but at the same time such borrowing is a speculative technique in that it will increase each Fund’s exposure to capital risk. Unless the income and appreciation, if any, on assets acquired with borrowed funds or offering proceeds exceed the cost of borrowing or issuing additional classes of securities, the use of leverage will diminish the investment performance of each Fund compared with what it would have been without leverage.

Certain types of borrowings may result in each Fund being subject to covenants in credit agreements, including those relating to asset coverage, borrowing base and portfolio composition requirements and additional covenants that may affect each Fund’s ability to pay dividends and distributions on the common stock in certain instances. Each Fund may also be required to pledge its assets to the lenders in connection with certain types of borrowing. Each Fund may be subject to certain restrictions on investments imposed by guidelines of one or more nationally recognized rating organizations which may issue ratings for the short term debt instruments or preferred stock issued by each Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the Investment Company Act. It is not anticipated that these covenants or guidelines will impede FAM from managing each Fund’s portfolio in accordance with each Fund’s investment objectives and policies.

Under the Investment Company Act, no Fund is permitted to incur indebtedness unless immediately after such incurrence the Fund has an asset coverage of at least 300% of the aggregate outstanding principal balance of indebtedness (i.e., such indebtedness may not exceed 33 1/3% of the value of a Fund’s total assets).

Additionally, under the Investment Company Act, neither Fund may declare any dividend or other distribution upon any class of its capital stock, or purchase any such capital stock, unless the aggregate indebtedness of the Fund has, at the time of the declaration of any such dividend or distribution or at the time of any such purchase, an asset coverage of at least 300% after deducting the amount of such dividend, distribution, or purchase price, as the case may be. Under the Investment Company Act, neither Fund is permitted to issue shares of preferred stock unless immediately after such issuance the net asset value of the Fund’s portfolio is at least 200% of the liquidation value of the outstanding preferred stock (i.e., such liquidation value may not exceed 50% of the value of the Fund’s total assets). In addition, neither Fund is permitted to declare any cash dividend or other distribution on its common stock unless, at the time of such declaration, the net asset value of the Fund’s portfolio (determined after deducting the amount of such dividend or distribution) is at least 200% of such liquidation value. In the event shares of preferred stock are issued, each Fund intends, to the extent possible, to purchase or redeem shares of preferred stock from time to time to maintain coverage of any preferred stock of at least 200%.

Each Fund’s willingness to borrow money and issue new securities for investment purposes, and the amount it will borrow or issue, will depend on many factors, the most important of which are investment outlook, market conditions and interest rates. Successful use of a leveraging strategy depends on FAM’s ability to predict correctly interest rates and market movements, and there is no assurance that a leveraging strategy will be successful during any period in which it is employed.

Interest Rate Transactions

In order to hedge the value of each Fund’s portfolio against interest rate fluctuations or to enhance each Fund’s income, each Fund may enter into various interest rate transactions such as interest rate swaps and the purchase or sale of interest rate caps and floors. To the extent that each Fund enters into these transactions, each Fund expects to do so primarily to preserve a return or spread on a particular investment or portion of its portfolio or to protect against any increase in the price of securities each Fund anticipates purchasing at a later date. Each Fund intends to use these transactions primarily as a hedge and not as a speculative investment. However, each Fund also may invest in interest rate swaps to enhance income or to increase its yield, for example, during periods of steep interest rate yield curves (i.e., wide differences between short term and long term interest rates). Neither Fund is required to hedge its portfolio and may choose not to do so. Neither Fund can guarantee that any hedging strategies it uses will work.

In an interest rate swap, a Fund exchanges with another party their respective commitments to pay or receive interest (e.g., an exchange of fixed rate payments for floating rate payments). For example, if a Fund holds a debt instrument with an interest rate that is reset only once each year, it may swap the right to receive interest at this fixed rate for the right to receive interest at a rate that is reset every week. This would enable the Fund to offset a decline in the value of the debt instrument due to rising interest rates but would also limit its ability to benefit from falling interest rates. Conversely, if each Fund holds a debt instrument with an interest rate that is reset every week and it would like to lock in what it believes to be a high interest rate for one year, it may swap the right to receive interest at this variable weekly rate for the right to receive interest at a rate that is fixed for one year. Such a swap would protect each Fund from a reduction in yield due to falling interest rates and may permit each Fund to enhance its income through the positive differential between one week and one year interest rates, but would preclude it from taking full advantage of rising interest rates.

Each Fund usually will enter into interest rate swaps on a net basis (i.e., the two payment streams are netted out with each Fund receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of a Fund’s obligations over its entitlements with respect to each interest rate swap will be accrued on a daily basis, and an amount of cash or liquid instruments having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by each Fund’s custodian. If the interest rate swap transaction is entered into on other than a net basis, the full amount of each

Fund’s obligations will be accrued on a daily basis, and the full amount of each Fund’s obligations will be maintained in a segregated account by each Fund’s custodian.

Each Fund also may engage in interest rate transactions in the form of purchasing or selling interest rate caps or floors. Neither Fund will sell interest rate caps or floors that it does not own. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest equal to the difference of the index and the predetermined rate on a notional principal amount (i.e., the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. No Fund will enter into caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of such Fund.

Typically, the parties with which each Fund will enter into interest rate transactions will be broker-dealers and other financial institutions. No Fund will enter into any interest rate swap, cap or floor transaction unless the unsecured senior debt or the claims-paying ability of the other party thereto is rated investment grade quality by at least one nationally recognized statistical rating organization at the time of entering into such transaction or whose creditworthiness is believed by FAM to be equivalent to such rating. If there is a default by the other party to such a transaction, each Fund will have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid in comparison with other similar instruments traded in the interbank market. Caps and floors, however, are more recent innovations and are less liquid than swaps. Certain Federal income tax requirements may limit each Fund’s ability to engage in interest rate swaps. Payments from transactions in interest rate swaps generally will be taxable as ordinary income to stockholders.

Credit Default Swap Agreements

Each Fund may enter into credit default swap agreements. The “buyer” in a credit default contract is obligated to pay the “seller” a periodic stream of payments over the term of the contract provided that no event of default on an underlying reference obligation has occurred. If an event of default occurs, the seller must pay the buyer the “par value” (full notional value) of the reference obligation in exchange for the reference obligation. Each Fund may be either the buyer or seller in the transaction. If a Fund is a buyer and no event of default occurs, such Fund loses its investment and recovers nothing. However, if an event of default occurs, the buyer receives full notional value for a reference obligation that may have little or no value. As a seller, a Fund receives a fixed rate of income throughout the term of the contract, which typically is between six months and three years, provided that there is no default event. If an event of default occurs, the seller must pay the buyer the full notional value of the reference obligation.

Credit default swaps involve greater risks than if each Fund had invested in the reference obligation directly. In addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risks. Each Fund will enter into swap agreements only with counterparties who are rated investment grade quality by at least one nationally recognized statistical rating organization at the time of entering into such transaction or whose creditworthiness is believed by FAM to be equivalent to such rating. A buyer also will lose its investment and recover nothing should no event of default occur. If an event of default were to occur, the value of the reference obligation received by the seller, coupled with the periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the Fund. When a Fund acts as a seller of a credit default swap agreement it is exposed to many of the same risks of leverage described under “Risk Factors and Special Considerations — Leverage” and “Leverage” above since if an event of default occurs the seller must pay the buyer the full notional value of the reference obligation.

Investments in Foreign Securities

Each Fund may invest without limitation in debt instruments of issuers domiciled outside of the United States or that are denominated in various foreign currencies and multinational foreign currency units. Investment in such debt instruments involves certain risks not involved in domestic investments.

Public Information.    Many of the foreign securities held by a Fund will not be registered with the Commission nor will the issuers thereof be subject to the reporting requirements of such agency. Accordingly, there may be less publicly available information about the foreign issuer of such securities than about a U.S. issuer, and such foreign issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those of U.S. issuers. Traditional investment measurements, such as price/earnings ratios, as used in the United States, may not be applicable to such securities, particularly those issued in certain smaller, emerging foreign capital markets. Foreign issuers, and issuers in smaller, emerging capital markets in particular, generally are not subject to uniform accounting, auditing and financial reporting standards or to practices and requirements comparable to those applicable to domestic issuers.

Trading Volume, Clearance and Settlement.    Foreign financial markets, while often growing in trading volume, have, for the most part, substantially less volume than U.S. markets, and securities of many foreign companies are less liquid and their prices may be more volatile than securities of comparable domestic companies. Foreign markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have failed to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Further, satisfactory custodial services for investment securities may not be available in some countries having smaller, emerging capital markets, which may result in the Fund incurring additional costs and delays in transporting and custodying such securities outside such countries. Delays in settlement could result in periods when assets of a Fund are uninvested and no return is earned thereon. The inability of a Fund to make intended security purchases due to settlement problems or the risk of intermediary counterparty failures could cause a Fund to miss attractive investment opportunities. The inability to dispose of a portfolio security due to settlement problems could result either in losses to a Fund due to subsequent declines in the value of such portfolio security or, if a Fund has entered into a contract to sell the security, could result in possible liability to the purchaser.

Government Supervision and Regulation.    There generally is less governmental supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. For example, there may be no comparable provisions under certain foreign laws to insider trading and similar investor protection securities laws that apply with respect to securities transactions consummated in the United States. Further, brokerage commissions and other transaction costs on foreign securities exchanges generally are higher than in the United States.

Restrictions on Foreign Investment.    Some countries prohibit or impose substantial restrictions on investments in their capital markets, particularly their equity markets, by foreign entities such as the Funds. As illustrations, certain countries require governmental approval prior to investments by foreign persons, or limit the amount of investment by foreign persons in a particular company, or limit the investment by foreign persons in a company to only a specific class of securities that may have less advantageous terms than securities of the company available for purchase by nationals. Certain countries may restrict investment opportunities in issuers or industries deemed important to national interests.

A number of countries have authorized the formation of closed-end investment companies to facilitate indirect foreign investment in their capital markets. In accordance with the Investment Company Act, each Fund may invest up to 10% of its total assets in securities of closed-end investment companies, not more than 5% of which may be invested in any one such company. This restriction on investments in securities of closed-end investment companies may limit opportunities for a Fund to invest indirectly in certain smaller capital markets. Shares of certain closed-end investment companies may at times be acquired only at market prices representing premiums to their net asset values. If a Fund acquires shares in closed-end investment companies, stockholders would bear both their proportionate share of that Fund’s expenses (including investment advisory fees) and, indirectly, the expenses of such closed-end investment companies. Each Fund also may seek, at its own cost, to create its own investment entities under the laws of certain countries.

In some countries, banks or other financial institutions may constitute a substantial number of the leading companies or companies with the most actively traded securities. The Investment Company Act limits each Fund’s ability to invest in any equity security of an issuer which, in its most recent fiscal year, derived more than 15% of its revenues from “securities related activities,” as defined by the rules thereunder. These provisions may also restrict each Fund’s investments in certain foreign banks and other financial institutions.

Foreign Sub-Custodians and Securities Depositories.    Rules adopted under the Investment Company Act permit each Fund to maintain its foreign securities and cash in the custody of certain eligible non-U.S. banks and securities depositories. Certain banks in foreign countries may not be eligible sub-custodians for a Fund, in which event that Fund may be precluded from purchasing securities in certain foreign countries in which it otherwise would invest or that Fund may incur additional costs and delays in providing transportation and custody services for such securities outside of such countries. Each Fund may encounter difficulties in effecting on a timely basis portfolio transactions with respect to any securities of issuers held outside their countries. Other banks that are eligible foreign sub-custodians may be recently organized or otherwise lack extensive operating experience. In addition, in certain countries there may be legal restrictions or limitations on the ability of a Fund to recover assets held in custody by foreign sub-custodians in the event of the bankruptcy of the sub-custodian.

Options on Portfolio Securities

Call Options on Portfolio Securities.    Each Fund may purchase call options on any of the types of securities in which it may invest. A purchased call option gives each Fund the right to buy, and obligates the seller to sell, the underlying security at the exercise price at any time during the option period. Each Fund also is authorized to write (i.e., sell) covered call options on the securities in which it may invest and to enter into closing purchase transactions with respect to certain of such options. A covered call option is an option in which each Fund, in return for a premium, gives another party a right to buy specified securities owned by the Fund at a specified future date and price set at the time of the contract. The principal reason for writing call options is the attempt to realize, through the receipt of premiums, a greater return than would be realized on the securities alone. By writing covered call options, a Fund gives up the opportunity, while the option is in effect, to profit from any price increase in the underlying security above the option exercise price. In addition, each Fund’s ability to sell the underlying security will be limited while the option is in effect unless the Fund enters into a closing purchase transaction. A closing purchase transaction cancels out the Fund’s position as the writer of an option by means of an offsetting purchase of an identical option prior to the expiration of the option it has written. Covered call options also serve as a partial hedge against the price of the underlying security declining. Each Fund may also purchase and sell call options on indices. Index options are similar to options on securities except that, rather than taking or making delivery of securities underlying the option at a specified price upon exercise, an index option gives the holder the right to receive cash upon exercise of the option if the level of the index upon which the option is based is greater than the exercise price of the option.

Put Options on Portfolio Securities.    Each Fund is authorized to purchase put options to hedge against a decline in the value of its securities. By buying a put option, a Fund acquires a right to sell the underlying security at the exercise price, thus limiting the Fund’s risk of loss through a decline in the market value of the security until the put option expires. The amount of any appreciation in the value of the underlying security will be partially offset by the amount of the premium paid for the put option and any related transaction costs. Prior to its expiration, a put option may be sold in a closing sale transaction and profit or loss from the sale will depend on whether the amount received is more or less than the premium paid for the put option plus the related transaction costs. A closing sale transaction cancels out each Fund’s position as the purchaser of an option by means of an offsetting sale of an identical option prior to the expiration of the option it has purchased. Each Fund also has authority to write (i.e., sell) put options on the types of securities which may be held by the Fund, provided that such put options are covered, meaning that such options are secured by segregated, liquid instruments. Each Fund will receive a premium for writing a put option, which increases such Fund’s return. Neither Fund will sell puts if, as a result, more than 50% of that Fund’s assets would be required to cover its potential obligations under its hedging and other investment transactions. Each Fund may purchase and sell put options on indices. Index options are similar to options on securities except that, rather than taking or making delivery of securities underlying the option at a specified price upon exercise, an index option gives the holder the right to receive cash upon exercise of the option if the level of the index upon which the option is based is less than the exercise price of the option.

Financial Futures and Options Thereon

Each Fund is authorized to engage in transactions in financial futures contracts (“futures contracts”) and related options on such futures contracts either as a hedge against adverse changes in the market value of its portfolio securities or to enhance each Fund’s income. A futures contract is an agreement between two parties which obligates the purchaser of the futures contract, to buy and the seller of a futures contract to sell a security for a set price on a future date or, in the case of an index futures contract, to make and accept a cash settlement based upon the difference in value of the index between the time the contract was entered into and the time of its settlement. A majority of transactions in futures contracts, however, do not result in the actual delivery of the underlying instrument or cash settlement, but are settled through liquidation (i.e., by entering into an offsetting transaction). Futures contracts have been designed by boards of trade which have been designated “contract markets” by the Commodities Futures Trading Commission (the “CFTC”). Transactions by each Fund in futures contracts and financial futures are subject to limitations as described below under “— Restrictions on the Use of Futures Transactions.”

Each Fund may sell financial futures contracts in anticipation of an increase in the general level of interest rates. Generally, as interest rates rise, the market values of securities that may be held by each Fund will fall, thus reducing the net asset value of each Fund. However, as interest rates rise, the value of each Fund’s short position in the futures contract will also tend to increase, thus offsetting all or a portion of the depreciation in the market value of each Fund’s investments which are being hedged. While each Fund will incur commission expenses in selling and closing out futures positions, these commissions are generally less than the transaction expenses which each Fund would have incurred had the Fund sold portfolio securities in order to reduce its exposure to increases in interest rates. Each Fund also may purchase financial futures contracts in anticipation of a decline in interest rates when it is not fully invested in a particular market in which it intends to make investments to gain market exposure that may in part or entirely offset an increase in the cost of securities it intends to purchase. It is anticipated that, in a substantial majority of these transactions, each Fund will purchase securities upon termination of the futures contract.

Each Fund also has authority to purchase and write call and put options on futures contracts. Generally, these strategies are utilized under the same market and market sector conditions (i.e., conditions relating to specific types of investments) in which each Fund enters into futures transactions. The Fund may purchase put options or write call options on futures contracts rather than selling the underlying futures contract in anticipation of a decrease in the market value of securities or an increase in interest rates. Similarly, each Fund may purchase call options, or write put options on futures contracts, as a substitute for the purchase of such futures to hedge against the increased cost resulting from an increase in the market value or a decline in interest rates of securities which each Fund intends to purchase.

Each Fund may engage in options and futures transactions on exchanges and options in the over-the-counter markets (“OTC options”). In general, exchange-traded contracts are third-party contracts (i.e., performance of the parties’ obligation is guaranteed by an exchange or clearing corporation) with standardized strike prices and expiration dates. OTC options transactions are two-party contracts with price and terms negotiated by the buyer and seller. See “Restrictions on OTC Options” below for information as to restrictions on the use of OTC options.

Restrictions on the Use of Futures Transactions.    Under regulations of the CFTC, the futures trading activity described herein will not result in a Fund being deemed a “commodity pool,” as defined under such regulations, provided that each Fund adheres to certain restrictions. In particular, each Fund may purchase and sell futures contracts and options thereon (i) for bona fide hedging purposes and (ii) for non-hedging purposes, if the aggregate initial margin and premiums required to establish positions in such contracts and options does not exceed 5% of the liquidation value of each Fund’s portfolio, after taking into account unrealized profits and unrealized losses on any such contracts and options. Margin deposits may consist of cash or securities acceptable to the broker and the relevant contract market.

When a Fund purchases a futures contract or writes a put option or purchases a call option thereon, an amount of cash or liquid instruments will be deposited in a segregated account with the Fund’s custodian so that the amount so segregated, plus the amount of variation margin held in the account of its broker, equals the market value of the futures contract, thereby ensuring that the use of such futures is unleveraged.

Restrictions on OTC Options.    Each Fund will engage in transactions in OTC options only with banks or dealers which have capital of at least $50 million or whose obligations are guaranteed by an entity having capital of at least $50 million. OTC options and assets used to cover OTC options written by each Fund are considered by the staff of the Commission to be illiquid. The illiquidity of such options or assets may prevent a successful sale of such options or assets, result in a delay of sale, or reduce the amount of proceeds that might otherwise be realized.

Risk Factors in Interest Rate Transactions and Options and Futures Transactions

The use of interest rate transactions is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. Interest rate transactions involve the risk of an imperfect correlation between the index used in the hedging transaction and that pertaining to the securities that are the subject of such transaction. If FAM is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of each Fund would diminish compared with what it would have been if these investment techniques were not used. In addition, interest rate transactions that may be entered into by each Fund do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that each Fund is contractually obligated to make. If the security underlying an interest rate swap is prepaid and each Fund continues to be obligated to make payments to the other party to the swap, each Fund would have to make such payments from another source. If the other party to an interest rate swap defaults, each Fund’s risk of loss consists of the net amount of interest payments that each Fund contractually is entitled to receive. In the case of a purchase by each Fund of an interest rate cap or floor, the amount of loss is limited to the fee paid. Since interest rate transactions are individually negotiated, FAM expects to achieve an acceptable degree of correlation between a Fund’s rights to receive interest on securities and its rights and obligations to receive and pay interest pursuant to interest rate swaps.

Utilization of options and futures transactions to hedge the portfolio involves the risk of imperfect correlation in movements in the price of options and futures and movements in the prices of the securities that are the subject of the hedge. If the price of the options or futures moves more or less than the price of the subject of the hedge, each Fund will experience a gain or loss which will not be completely offset by movements in the price of the subject of the hedge. The risk particularly applies to each Fund’s use of futures and options thereon since it will generally use such instruments as a so-called “cross-hedge,” which means that the security that is the subject of the futures contract is different from the security being hedged by the contract.

Prior to exercise or expiration, an exchange-traded option position can only be terminated by entering into a closing purchase or sale transaction. This requires a secondary market on an exchange for call or put options of the same series. Each Fund intends to enter into options and futures transactions, on an exchange or in the over-the-counter market, only if there appears to be a liquid secondary market for such options and futures. However, there can be no assurance that a liquid secondary market will exist at any specific time. Thus, it may not be possible to close an options or futures position. The inability to close options and futures positions also could have an adverse impact on each Fund’s ability to effectively hedge its portfolio. There is also the risk of loss by each Fund of margin deposits or collateral in the event of bankruptcy of a broker with whom the Fund has an open position in an option, a futures contract or an option related to a futures contract.

Other Investment Strategies

Repurchase Agreements and Purchase and Sale Contracts.    Each Fund may invest in securities pursuant to repurchase agreements and purchase and sale contracts. Repurchase agreements and purchase and sale contracts may be entered into only with a member bank of the Federal Reserve System or primary dealer in U.S. Government securities. Under such agreements, the bank or primary dealer agrees, upon entering into the contract, to repurchase the security at a mutually agreed upon time and price, thereby determining the yield during the term of the agreement. This results in a fixed rate of return insulated from market fluctuations during such period. In the case of repurchase agreements, the prices at which the trades are conducted do not reflect accrued interest on the underlying obligations; whereas, in the case of purchase and sale contracts, the prices take into account accrued interest. Such agreements usually cover short periods, such as under one week. Repurchase agreements may be construed to be collateralized loans by the purchaser to the seller secured by the securities transferred to the purchaser. In the case of a repurchase agreement, each Fund will require the seller to provide additional collateral if the market value of the securities falls below the repurchase price at any time during the term of the repurchase agreement; neither Fund has the right to seek additional collateral in the case of purchase and sale contracts. In the event of default by the seller under a repurchase agreement construed to be a collateralized loan, the underlying securities are not owned by the Fund but only constitute collateral for the seller’s obligation to pay the repurchase price. Therefore, each Fund may suffer time delays and incur costs or possible losses in connection with the disposition of the collateral. A purchase and sale contract differs from a repurchase agreement in that the contract arrangements stipulate that the securities are owned by the Funds. In the event of a default under such a repurchase agreement or a purchase and sale contract, instead of the contractual fixed rate of return, the rate of return to the Funds shall be dependent upon intervening fluctuations of the market value of such security and the accrued interest on the security. In such event, such Fund would have rights against the seller for breach of contract with respect to any losses arising from market fluctuations following the failure of the seller to perform.

Reverse Repurchase Agreements.    Each Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by each Fund with an agreement by each Fund to repurchase the securities at an agreed upon price, date and interest payment. The use by the Funds of reverse repurchase agreements involves many of the same risks of leverage described under “Risk Factors and Special Considerations — Leverage” and “Leverage” above since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. At the time a Fund enters into a reverse repurchase agreement, it may establish and maintain a segregated account with the custodian containing liquid instruments having a value not less than the repurchase price (including accrued interest). If a Fund establishes and maintains such a segregated account, a reverse repurchase agreement will not be considered a borrowing by the Fund; however, under circumstances in which the Fund does not establish and maintain such a segregated account, such reverse repurchase agreement will be considered a borrowing for the purpose of the Fund’s limitation on borrowings. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities each Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by a Fund in connection with the reverse repurchase agreement may decline in price. In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, each Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

Lending of Portfolio Securities.    Each Fund from time to time may lend securities from its portfolio, with a value not exceeding 33 1/3% of its total assets, to banks, brokers and other financial institutions and receive collateral in cash or securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities that will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The purpose of such loans is to permit the borrower to use such securities for delivery to purchasers when such borrower has sold short. If cash collateral is received by the Fund, it is invested in short term money market securities, and a portion of the yield received in respect of such investment is retained by the Fund. Alternatively, if securities are delivered to the Fund as collateral, the Fund and the borrower negotiate a rate for the loan premium to be received by the Fund for lending its portfolio securities. In either event, the total yield on the Fund’s portfolio is increased by loans of its portfolio securities. Each Fund will have the right to regain record ownership of loaned securities to exercise beneficial rights such as voting rights, subscription rights and rights to dividends, interest or other distributions. Such loans are terminable at any time. Each Fund may pay reasonable finder’s, administrative and custodial fees in connection with such loans. Each Fund has received an exemptive order from the Commission permitting it to lend portfolio securities to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) or its affiliates, and to retain an affiliate of the Fund as lending agent. See “Comparison of the Funds — Portfolio Transactions.”

When-Issued and Forward Commitment Securities.    Each Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which generally is expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but each Fund will enter into when-issued and forward commitment transactions only with the intention of actually receiving or delivering the securities, as the case may be. If a Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it can incur a gain or loss. At the time each Fund enters into a transaction on a when-issued or forward commitment basis, it will segregate with the custodian cash or other liquid instruments with a value not less than the value of the when-issued or forward commitment securities. The value of these assets will be monitored daily to ensure that their marked to market value at all times will exceed the corresponding obligations of each Fund. There is always a risk that the securities may not be delivered, and each Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days for mortgage-related securities, are not treated by the Funds as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Standby Commitment Agreements.    Each Fund from time to time may enter into standby commitment agreements. Such agreements commit the Fund, for a stated period of time, to purchase a stated amount of a fixed income security that may be issued and sold to such Fund at the option of the issuer. The price and coupon of the security is fixed at the time of the commitment. At the time of entering into the agreement the Fund may be paid a commitment fee, regardless of whether or not the security ultimately is issued. Each Fund will enter into such agreements only for the purpose of investing in the security underlying the commitment at a yield and price which is considered advantageous to each Fund. Each Fund at all times will segregate with the custodian cash or other liquid instruments with a value equal to the purchase price of the securities underlying the commitment.

There can be no assurance that the securities subject to a standby commitment will be issued and the value of the security, if issued, on the delivery date may be more or less than its purchase price. Since the issuance of the security underlying the commitment is at the option of the issuer, each Fund may bear the risk of decline in the value of such security and may not benefit from an appreciation in the value of the security during the commitment period. The purchase of a security subject to a standby commitment agreement and the related commitment fee will be recorded on the date on which the security reasonably can be expected to be issued and the value of the security thereafter will be reflected in the calculation of each Fund’s net asset value. The cost basis of the security will be adjusted by the amount of the commitment fee. In the event the security is not issued, the commitment fee will be recorded as income on the expiration date of the standby commitment.

Each Fund may in the future employ new or additional investment strategies and hedging instruments if those strategies and instruments are consistent with the Fund’s investment objectives and are permissible under applicable regulations governing the Fund.

Investment Restrictions

The Funds’ investment restrictions are substantially similar. The following are fundamental investment restrictions of each Fund and, prior to the issuance of any preferred stock, may not be changed without the approval of the holders of a majority of each Fund’s outstanding shares of common stock (which for this purpose and under the Investment Company Act means the lesser of (i) 67% of the shares of common stock represented at a meeting at which more than 50% of the outstanding shares of common stock are represented or (ii) more than 50% of the outstanding shares). Subsequent to the issuance of a class of preferred stock, the following investment restrictions may not be changed without the approval of a majority of the outstanding shares of common stock and of preferred stock, if any, voting together as a class, and the approval of a majority of the outstanding shares of preferred stock, if any, voting separately by class. Neither Fund may:

1.  Make any investment inconsistent with the Fund’s classification as a diversified company under the Investment Company Act.

2.  Make investments for the purpose of exercising control or management.

3.  Purchase or sell real estate, commodities or commodity contracts, except that, to the extent permitted by applicable law, the Fund may invest in securities directly or indirectly secured by real estate or interests therein or issued by entities that invest in real estate or interests therein, and the Fund may purchase and sell financial futures contracts and options thereon.

4.  Issue senior securities or borrow money except as permitted by Section 18 of the Investment Company Act.

5.  Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), in selling portfolio securities.

6.  Make loans to other persons, except (i) to the extent that the Fund may be deemed to be making loans by purchasing Corporate Loans or other debt instruments and entering into repurchase agreements in accordance with its investment objectives, policies and limitations, and (ii) the Fund may lend its portfolio securities in an amount not in excess of 33 1/3% of its total assets, taken at market value, provided that such loans shall be made in accordance with the guidelines set forth in this Joint Proxy Statement and Prospectus.

7.  Invest more than 25% of its total assets in the securities of issuers in any one industry; provided that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities.

Additional investment restrictions adopted by each Fund, which may be changed by the Board of Directors, provide that neither Fund may:

a.  Purchase securities of other investment companies, except to the extent that such purchases are permitted by applicable law. Applicable law currently prohibits the Fund from purchasing the securities of other investment companies except if immediately thereafter not more than (i) 3% of the total outstanding voting stock of such company is owned by the Fund, (ii) 5% of the Fund’s total assets, taken at market value, would be invested in any one such company, (iii) 10% of the Fund’s total assets, taken at market value, would be invested in such securities, and (iv) the Fund, together with other investment companies having the same investment adviser and companies controlled by such companies, owns not more than 10% of the total outstanding stock of any one closed-end investment company.

b.  Mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by the Fund except as may be necessary in connection with borrowings mentioned in investment restriction (4) above or except as may be necessary in connection with transactions in financial futures contracts and options thereon, hedging techniques involving interest rate transactions and other hedging transactions.

c.  Purchase any securities on margin, except that the Fund may obtain such short term credit as may be necessary for the clearance of purchases and sales of portfolio securities (the deposit or payment by the Fund of initial or variation margin in connection with financial futures contracts and options thereon is not considered the purchase of a security on margin).

d.  Make short sales of securities or maintain a short position or invest in put, call, straddle or spread options, except that the Fund may write, purchase and sell options and futures on portfolio securities and related indices or otherwise in connection with bona fide hedging activities.

If a percentage restriction on investment policies or the investment or use of assets set forth above is adhered to at the time a transaction is effected, later changes in percentage resulting from changing values will not be considered a violation.

FAM and Merrill Lynch are owned and controlled by ML & Co. Because of the affiliation of Merrill Lynch with FAM, each Fund is prohibited from engaging in certain transactions involving Merrill Lynch except pursuant to an exemptive order or otherwise in compliance with the provisions of the Investment Company Act and the rules and regulations thereunder. Included among such restricted transactions will be purchases from or sales to Merrill Lynch of securities in transactions in which it acts as principal. The Funds may consider in the future requesting an order permitting other principal transactions with Merrill Lynch, but no assurance can be given that such application will be made and, if made, that such order would be granted. See “Comparison of the Funds — Portfolio Transactions.”

Portfolio Composition

Although the investment portfolios of both Funds must satisfy the same standards of credit quality, the actual securities owned by each Fund are different. As a result, there are certain differences in the composition of the two investment portfolios. The tables below set forth ratings information for the long term debt obligations held by each Fund as of October 31, 2002.

Corporate Fund IV

Standard & Poor’s*	Moody’s*	Number of Issues	Value (in thousands)**	Percent
A	A	2	$2,218	1.13%
BBB	Baa	13	16,579	8.48
BB	Ba	34	53,159	27.19
B	B	102	115,844	59.24
CCC	Caa	14	3,481	1.78
CC	Ca	2	1,252.64
D	C	6	1,008.52
NR		1	1,995	1.02

	Total	174	$195,536	100%

*
Ratings: Using the lower of Standard & Poor’s or Moody’s rating on the Fund’s long term debt obligations. Standard & Poor’s rating categories may be modified further by a plus (+) or minus (-) in ratings categories AA to CCC. Moody’s rating categories may be modified further by a 1, 2 or 3 in ratings categories Aa to Caa. See Exhibit III — “Ratings of Securities.”

**	Representing 99.9% of total market value of $195.6 million as of October 31, 2002.

Corporate Fund V

Standard & Poor’s*	Moody’s*	Number of Issues	Value (in thousands)**	Percent
A	A	1	$2,041.75%
BBB	Baa	15	22,014	8.10
BB	Ba	41	68,130	25.06
B	B	92	163,190	60.02
CCC	Caa	13	4,730	1.74
CC	Ca	1	2,186.80
D	C	3	1,155.43
NR		2	8,434	3.10

	Total	168	$271,880	100%

*
Ratings: Using the lower of Standard & Poor’s or Moody’s rating on the Fund’s long term debt obligations. Standard & Poor’s rating categories may be modified further by a plus (+) or minus (-) in ratings categories AA to CCC. Moody’s rating categories may be modified further by a 1, 2 or 3 in ratings categories Aa to Caa. See Exhibit III — “Ratings of Securities.”

**	Representing 100% of total market value of $271.9 million as of October 31, 2002.

Performance

The table below details for each Fund the yield for the 31 days ended August 31, 2002 and the average annual total return for the periods shown.

	Yield-31 days ended August 31, 2002	Average Annual Total Return Since Inception† to August 31, 2002
Corporate Fund IV	13.60%	(3.63)%
Corporate Fund V	13.55%	(8.29)%

†	Corporate Fund IV commenced operations on September 28, 2001 and Corporate Fund V commenced operations on November 30, 2001.

Portfolio Transactions

The procedures for engaging in portfolio transactions are the same for each Fund. Subject to policies established by the Board of Directors of each Fund, FAM is primarily responsible for the execution of each Fund’s portfolio transactions. In executing such transactions, FAM seeks to obtain the best results for each Fund, taking into account such factors as price (including the applicable fee, commission or spread), size of order, difficulty of execution and operational facilities of the firm involved, the firm’s risk in positioning a block of securities and the provision of supplemental investment research by the firm. While FAM generally seeks reasonably competitive fees, commissions or spreads, the Funds do not necessarily pay the lowest fee, commission or spread available.

Neither Fund has any obligation to deal with any broker or dealer in execution of transactions in portfolio securities. Subject to obtaining the best execution, securities firms that provide investment research to FAM, including Merrill Lynch, may receive orders for transactions by a Fund. Research information provided to FAM by securities firms is supplemental. It does not replace or reduce the level of services performed by FAM and the expenses of FAM will not be reduced because it receives supplemental research information.

Each Fund invests in securities traded in the over-the-counter markets, and each Fund normally deals directly with the dealers who make markets in the securities involved, except in those circumstances where better execution is available elsewhere. Under the Investment Company Act, except as permitted by exemptive order, persons affiliated with a Fund are prohibited from dealing with that Fund as principal in the purchase and sale of securities. Since transactions in the over-the-counter markets usually involve transactions with dealers acting as principals for their own accounts, the Funds do not deal with Merrill Lynch and its affiliates in connection with such transactions. Affiliated persons of a Fund, including Merrill Lynch, may serve as its broker in certain over-the-counter transactions conducted on an agency basis.

The Funds have received an exemptive order from the Commission permitting them to lend portfolio securities to Merrill Lynch or its affiliates. Pursuant to the order, the Funds have retained an affiliate of FAM as the securities lending agent for a fee, including a fee based on a share of the returns on investment of cash collateral. For the period from September 28, 2001 (commencement of operations) to August 31, 2002, that affiliated entity received $2,143 in securities lending agent fees from Corporate Fund IV. For the period from November 30, 2001 (commencement of operations) to August 31, 2002, that affiliate received $2,185 in securities lending agent fees from Corporate Fund V. That entity may, on behalf of the Funds, invest cash collateral received by each Fund for such loans, among other things, in a private investment company managed by that entity or in registered money market funds advised by FAM or its affiliates.

Investments in high yield debt instruments, including high yield bonds, Corporate Loans or other privately placed securities, may result in a Fund receiving material nonpublic information (“inside information”)

concerning the borrower or issuer. Accordingly, the Funds have established certain procedures reasonably designed to prevent the unauthorized access, dissemination or use of such inside information. Receipt of inside information concerning a borrower or issuer may, under certain circumstances, prohibit each Fund, or other funds or accounts managed by the same portfolio managers, from trading in the public securities of the borrower or issuer. Conversely, the portfolio managers for each Fund may, under certain circumstances, decline to receive inside information made available by the borrower or issuer in order to allow the Fund, or other funds or accounts managed by the same portfolio managers, to continue to trade in the public securities of such borrower or issuer.

The Board of Directors of each Fund has considered the possibility of recapturing for the benefit of the Funds brokerage commissions, dealer spreads and other expenses of possible portfolio transactions, such as underwriting commissions, by conducting portfolio transactions through affiliated entities, including Merrill Lynch. For example, brokerage commissions received by Merrill Lynch could be offset against the investment advisory fees paid by the Fund to FAM. After considering all factors deemed relevant, the Directors of each Fund made a determination not to seek such recapture. The Directors will reconsider this matter from time to time.

Portfolio Turnover

Generally, neither Fund purchases securities for short term trading profits. However, either Fund may dispose of securities without regard to the time that they have been held when such action, for defensive or other reasons, appears advisable to FAM. (The portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the particular fiscal year by the monthly average of the value of the portfolio securities owned by a Fund during the particular fiscal year. For purposes of determining this rate, all securities whose maturities at the time of acquisition are one year or less are excluded.) A high portfolio turnover rate results in greater transaction costs, which are borne directly by each Fund, and also has certain tax consequences for stockholders. The portfolio turnover rate for each Fund for the periods indicated is set forth below:

For the Period September 28, 2001* to August 31, 2002
Corporate Fund IV	59.96%

For the Period November 30, 2001* to August 31, 2002
Corporate Fund V	49.51%

*	Commencement of operations.

Net Asset Value

The net asset value per share of common stock of each Fund is determined as of the close of business of the NYSE (generally, 4:00 p.m., Eastern time) on the last business day in each week. For purposes of determining the net asset value of a share of common stock of each Fund, the value of the securities held by the Fund plus any cash or other assets (including interest accrued but not yet received) minus all liabilities (including accrued expenses) and the aggregate liquidation value of the outstanding shares of preferred stock, if any, is divided by the total number of shares of common stock outstanding at such time. Expenses, including the fees payable to FAM, are accrued daily.

Each Fund determines and makes available for publication weekly the net asset value of its common stock. Currently, the net asset values of shares of publicly traded closed-end investment companies investing in debt securities are published in Barron’s, the Monday edition of The Wall Street Journal, and the Monday and Saturday editions of The New York Times.

Portfolio securities (other than short term obligations but including listed issues) may be valued on the basis of prices furnished by one or more pricing services which determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, portfolio securities are valued at the last sale price on the exchange that is the primary market for such securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day.

The value of interest rate swaps, caps and floors is determined in accordance with a formula and then confirmed periodically by obtaining a bank quotation. Positions in options are valued at the last sale price on the market where any such option is principally traded. Positions in futures contracts are valued at closing prices for such contracts established by the exchange on which they are traded. Obligations with remaining maturities of 60 days or less are valued at amortized cost unless this method no longer produces fair valuations. Repurchase agreements are valued at cost plus accrued interest. Rights or warrants to acquire stock, or stock acquired pursuant to the exercise of a right or warrant, may be valued taking into account various factors such as original cost to the Fund, earnings and net worth of the issuer, market prices for securities of similar issuers, assessment of the issuer’s future prosperity, liquidation value or third party transactions involving the issuer’s securities. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Board of Directors of each Fund.

Capital Stock

Each Fund has outstanding common stock. The common stock of each Fund is traded on the NYSE. The shares of Corporate Fund IV common stock commenced trading on the NYSE on September 28, 2001. As of November 30, 2002, the net asset value per share of Corporate Fund IV Common Stock was $12.66 and the market price per share was $13.09. The shares of Corporate Fund V Common Stock commenced trading on the NYSE on November 30, 2001. As of November 30, 2002, the net asset value per share of Corporate Fund V Common Stock was $12.69 and the market price per share was $13.04.

Each Fund is authorized to issue 200,000,000 shares of capital stock, all of which shares initially have been classified as common stock. The Board of Directors of each Fund is authorized to classify or reclassify any unissued shares of capital stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption.

        Common Stock

Holders of each Fund’s common stock are entitled to share equally in dividends declared by the Fund’s Board of Directors payable to holders of the common stock and in the net assets of the Fund available for distribution to holders of the common stock. See “Voting Rights” below. Holders of a Fund’s common stock do not have preemptive or conversion rights and shares of a Fund’s common stock are not redeemable. The outstanding shares of common stock of each Fund are fully paid and nonassessable.

In the event that a Fund issues preferred stock and so long as any shares of that Fund’s preferred stock are outstanding, holders of that Fund’s Common Stock will not be entitled to receive any net income of or other distributions from that Fund unless all accumulated dividends on preferred stock have been paid, and unless asset coverage (as defined in the Investment Company Act) with respect to preferred stock would be at least 200% after giving effect to such distributions.

Certain Provisions of the Charter and By-Laws

Each Fund’s Charter includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors and could have the effect of depriving holders of common stock of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. A Director may be removed from office with or without cause by vote of the holders of at least 66 2/3% of the votes entitled to be cast on the matter.

In addition, the Charter of each Fund requires the favorable vote of the holders of at least 66 2/3% of all of the Fund’s shares to approve, adopt or authorize the following:

•	a merger or consolidation or statutory share exchange of the Fund with any other corporation or entity,

•	a sale of all or substantially all of the Fund’s assets (other than in the regular course of the Fund’s investment activities), or

•	a liquidation or dissolution of the Fund,

unless such action has been approved, adopted or authorized by the affirmative vote of at least two-thirds of the total number of Directors fixed in accordance with the by-laws, in which case the affirmative vote of a majority of all of the Fund’s shares of capital stock is required. Following any issuance of preferred stock by a Fund, it is anticipated that the approval, adoption or authorization of the foregoing also would require the favorable vote of a majority of the Fund’s preferred stock then entitled to be voted, voting as a separate class.

In addition, conversion of a Fund to an open-end investment company would require an amendment to the Fund’s Charter. The amendment would have to be declared advisable by the Board of Directors prior to its submission to stockholders. Such an amendment would require the affirmative vote of the holders of at least 66 2/3% of the Fund’s outstanding shares of capital stock (including any preferred stock) entitled to be voted on the matter, voting as a single class (or a majority of such shares if the amendment was previously approved, adopted or authorized by at least two-thirds of the total number of Directors fixed in accordance with the  by-laws), and, assuming preferred stock had been issued, the affirmative vote of a majority of outstanding shares of preferred stock of a Fund, voting as a separate class. Such a vote also would satisfy a separate requirement in the Investment Company Act that the change be approved by the stockholders. Stockholders of an open-end investment company may require the company to redeem their shares of common stock at any time (except in certain circumstances as authorized by or under the Investment Company Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. All redemptions will be made in cash. If the Fund is converted to an open-end investment company, it could be required to liquidate portfolio securities to meet requests for redemption and the common stock no longer would be listed on a stock exchange. Conversion to an open-end investment company would also require changes in certain of the Fund’s investment policies and restrictions, such as those relating to the borrowing of money and the purchase of illiquid securities.

Each Fund’s Charter and by-laws provide that the Board of Directors has the power, to the exclusion of stockholders, to make, alter or repeal any of the by-laws (except for any by-law specified as not subject to alteration or repeal by the Board), subject to the requirements of the Investment Company Act. Neither this provision of the Charter, nor any of the foregoing provisions of the Charter requiring the affirmative vote of 66 2/3% of shares of capital stock of each Fund, can be amended or repealed except by the vote of such required number of shares.

The Board of Directors of each Fund has determined that the 66 2/3% voting requirements described above, which are greater than the minimum requirements under Maryland law or the Investment Company Act, are in the best interests of stockholders generally. Reference should be made to the Charter of each Fund on file with the Commission for the full text of these provisions.

Each Fund’s By-Laws generally require that advance notice be given to the Fund in the event a shareholder desires to nominate a person for election to the Board of Directors or to transact any other business at an annual meeting of shareholders. With respect to an annual meeting following the first annual meeting of shareholders, notice of any such nomination or business must be delivered to or received at the principal executive offices of the Fund not less than 60 calendar days nor more than 90 calendar days prior to the anniversary date of the prior year’s annual meeting (subject to certain exceptions). Any notice by a shareholder must be accompanied by certain information as provided in the By-Laws.

Management of the Funds

Directors and Officers.    The Board of Directors of Corporate Fund IV and Corporate Fund V currently consists of the same eight individuals, seven of whom are not “interested persons” of the Funds as defined in the Investment Company Act. The Directors of each Fund are responsible for the overall supervision of the operations of each Fund and perform the various duties imposed on the directors of investment companies by the Investment Company Act and under applicable Maryland law. The Funds share some of the same officers. For further information regarding the Directors and officers of each Fund, see “Item 1: Election of Directors of Each Fund” and Exhibit I — “Information Pertaining to Each Fund.”

Management and Advisory Arrangements.    FAM is a limited partnership, the partners of which are ML & Co., a financial services holding company and the parent of Merrill Lynch, and Princeton Services, Inc. (“Princeton Services”). ML & Co. and Princeton Services are “controlling persons” of FAM as defined under the Investment Company Act because of their ownership of its voting securities or their power to exercise a controlling influence over its management or policies. FAM serves as the investment adviser for each Fund pursuant to separate investment advisory agreements (each, an “Investment Advisory Agreement”) that are substantially similar. FAM provides each Fund with the same investment advisory and management services. FAM and its affiliates, including MLIM, act as the investment adviser to more than 100 registered investment companies and offer services to individuals and institutional accounts. As of October 2002, FAM and its affiliates had a total of approximately $449 billion in investment company and other portfolio assets under management. FAM was organized as an investment adviser in 1977 and offers investment advisory services to more than 50 registered investment companies. The principal business address of FAM is 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

Each Fund’s Investment Advisory Agreement with FAM provides that, subject to the supervision of the Board of Directors of the Fund, FAM is responsible for the actual management of the Fund’s portfolio. The responsibility for making decisions to buy, sell or hold a particular security for each Fund rests with FAM, subject to review by the Board of Directors of that Fund.

FAM provides the portfolio management for each Fund. Such portfolio management considers analyses from various sources (including brokerage firms with which each Fund does business), makes the necessary investment decisions, and places orders for transactions accordingly. FAM also is responsible for the performance of certain administrative and management services for each Fund.

For the services provided by FAM under each Fund’s Investment Advisory Agreement, each Fund pays a monthly fee at an annual rate of 0.60% of its average weekly net assets plus the proceeds of any outstanding borrowings used for leverage (“average weekly net assets” means the average weekly value of the total assets of the Fund, including the amount obtained from leverage and any proceeds from the issuance of preferred stock, minus the sum of (i) accrued liabilities of the Fund, (ii) any accrued and unpaid interest on outstanding borrowings and (iii) accumulated dividends on shares of preferred stock). For purposes of this calculation, average weekly net assets are determined at the end of each month on the basis of the average net assets of each Fund for each week during the month. The assets for each weekly period are determined by averaging the net assets at the last business day of a week with the net assets at the last business day of the prior week. After the Reorganization, the Combined Fund will pay FAM a monthly fee at the annual rate of 0.60% of its average weekly net assets plus the proceeds of any outstanding borrowings used for leverage as described above.

FAM has retained MLAM U.K. as sub-adviser to each Fund. Pursuant to a separate sub-advisory agreement between FAM and MLAM U.K. with respect to each Fund, FAM pays MLAM U.K. a fee for providing investment advisory services to FAM with respect to that Fund, in an amount to be determined from time to time by FAM and MLAM U.K. but in no event in excess of the amount FAM actually receives for providing services to that Fund pursuant to its Investment Advisory Agreement. MLAM U.K. has offices at 33 King William Street, London EC4R 9AS, England. The following entities may be considered “controlling persons” of MLAM U.K.: Merrill Lynch Europe PLC (MLAM U.K.’s parent), a subsidiary of Merrill Lynch International Holdings, Inc., a subsidiary of Merrill Lynch International, Inc., a subsidiary of ML & Co.

For the period from September 28, 2001 (commencement of operations) to August 31, 2002, the fees paid by Corporate Fund IV to FAM pursuant to its Investment Advisory Agreement were $1,204,775 (such fees based on average weekly net assets of approximately $169 million). For the period from November 30, 2001 (commencement of operations) to August 31, 2002, the fees paid by Corporate Fund V to FAM pursuant to the Investment Advisory Agreement were $1,286,314 (such fees based on average weekly net assets of approximately $232 million).

Each Fund’s Investment Advisory Agreement obligates FAM to provide investment advisory services and to pay all compensation of and furnish office space for officers and employees of a Fund connected with investment and economic research, trading and investment management of a Fund, as well as the compensation of all Directors of a Fund who are affiliated persons of FAM or any of its affiliates. Each Fund pays all other expenses incurred in the operation of the Fund, including, among other things, expenses for legal and auditing services, listing fees, taxes, costs of printing proxies, stock certificates and stockholder reports, charges of the custodian and the transfer agent, dividend disbursing agent and registrar, Commission fees, fees and expenses of unaffiliated Directors, accounting and pricing costs, insurance, interest, brokerage costs, litigation and other extraordinary or non-recurring expenses, mailing and other expenses properly payable by the Fund. FAM provides certain accounting services to each Fund, and each Fund reimburses FAM for its respective costs in connection with such services.

Unless earlier terminated as described below, the Investment Advisory Agreement between each Fund and FAM will remain in effect for a period of two years from the date of execution and will continue from year to year if approved annually (a) by the Board of Directors of a Fund or by a majority of the outstanding shares of a Fund and (b) by a majority of the Directors of a Fund who are not parties to such contract or “interested persons,” as defined in the Investment Company Act, of any such party. The contract is not assignable and it may be terminated without penalty on 60 days’ written notice at the option of either party thereto or by the vote of the stockholders of the Fund.

In connection with their deliberations regarding each Fund’s Investment Advisory Agreement, the Boards reviewed information derived from a number of sources and covering a range of issues. Each Board considered the services provided to its Fund by FAM under the Investment Advisory Agreement, as well as other services provided by FAM and its affiliates, under other agreements, and the personnel who provide these services. In addition to investment advisory services, FAM and its affiliates provide administrative services, stockholder services, oversight of fund accounting, marketing services, assistance in meeting legal and regulatory requirements, and other services necessary to the operation of the Funds. The Boards also considered FAM’s costs of providing services, and the direct and indirect benefits to FAM from its relationship with each Fund. The benefits considered by the Boards included not only FAM’s compensation for investment advisory services under the Investment Advisory Agreement, but also compensation paid to FAM or its affiliates for other, non-advisory, services provided to the Funds. In connection with their consideration of the Investment Advisory Agreement, the Boards also compared each Fund’s advisory fee rate, expense ratios and historical performance to those of comparable funds.

Securities held by a Fund may also be held by, or be appropriate investments for, other funds or investment advisory clients for which FAM or its affiliates act as an adviser. Because of different objectives or other factors, a particular security may be bought for an advisory client when other clients are selling the same security. If purchases or sales of securities by FAM for a Fund or other funds for which it acts as investment adviser or for advisory clients arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the respective funds and clients in a manner deemed equitable to all. Transactions effected by FAM (or its affiliates) on behalf of more than one of its clients during the same period may increase the demand for securities being purchased or the supply of securities being sold, causing an adverse effect on price.

Accounting Services.    Each Fund entered into a separate agreement with State Street, pursuant to which State Street provides certain accounting services to each Fund. Each Fund pays a fee for these services. FAM also provides certain accounting services to each Fund and each Fund reimburses FAM for these services.

The table below shows the amounts paid by each Fund to State Street and to FAM for the periods indicated.

Corporate Fund IV

Period	Paid to State Street	Paid to FAM
From September 28, 2001* to August 31, 2002	$66,412	$6,579

Corporate Fund V

Period	Paid to State Street	Paid to FAM
From November 30, 2001* to August 31, 2002	$68,554	$6,510

*	Commencement of operations.

Code of Ethics

The Board of Directors of each Fund has approved the same Code of Ethics under Rule 17j-l of the Investment Company Act that covers the Funds, FAM and MLAM U.K. The Code of Ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to the Code of Ethics may invest in securities for their personal investment accounts, including securities that may be purchased or held by each Fund.

Voting Rights

Voting rights are identical for the holders of shares of each Fund’s common stock. Holders of each Fund’s common stock are entitled to one vote for each share held. The shares of each Fund’s common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares of a Fund’s common stock voting for the election of Directors can elect all of the Directors standing for election by such holders, and, in such event, the holders of the remaining shares of a Fund’s common stock will not be able to elect any of such Directors.

Stockholder Inquiries

Stockholder inquiries with respect to either Fund may be addressed to such Fund by telephone at (609) 282-2800 or at the address set forth on the cover page of this Joint Proxy Statement and Prospectus.

Dividends and Distributions

The Funds’ current policies with respect to dividends and distributions relating to shares of their common stock are substantially similar. Each Fund intends to distribute dividends of all or a portion of its net investment income monthly to holders of common stock. Each Fund may at times in its discretion pay out less than the entire amount of net investment income earned in any particular period and may at times pay out such accumulated undistributed income in addition to net investment income earned in other periods in order to permit the Fund to maintain a more stable level of distributions. As a result, the dividend paid by a Fund to holders of common stock for any particular period may be more or less than the amount of net investment income earned by the Fund during such period. Neither Fund is required to maintain a stable level of distributions to stockholders. For Federal tax purposes, each Fund is required to distribute substantially all of its net investment income for each year. All net realized capital gains, if any, will be distributed to the Fund’s stockholders at least annually. Under the Investment Company Act, neither Fund is permitted to incur indebtedness unless immediately after such incurrence the Fund has an asset coverage of at least 300% of the aggregate outstanding principal balance of indebtedness. Additionally, under the Investment Company Act, neither Fund may declare any dividend or other distribution upon any class of its capital stock, or purchase any such capital stock, unless the aggregate indebtedness of the Fund has, at the time of the declaration of any such dividend or distribution or at the time of any such purchase, an asset coverage of at least 300% after deducting the amount of such dividend distribution, or purchase price, as the case may be. While any shares of preferred stock are outstanding, neither Fund may declare any cash dividend or other distribution on its common stock, unless at the time of such declaration, (1) all accumulated preferred stock dividends have been paid and (2) the net asset value of the Fund’s portfolio (determined after deducting the amount of such dividend or other distribution) is at least 200% of the liquidation value of the outstanding preferred stock (expected to be equal to the original purchase price per share plus any accumulated and unpaid dividends thereon).

In addition to the limitations imposed by the Investment Company Act described above, certain lenders may impose additional restrictions to the payment of dividends or distributions on the common stock in the event of a default on a Fund’s borrowings. If a Fund’s ability to make distributions on its common stock is limited, such limitation could under certain circumstances impair the ability of the Fund to maintain its qualification for taxation as a regulated investment company, which would have adverse tax consequences for that Fund’s stockholders. See “Comparison of the Funds — Tax Rules Applicable to the Funds and Their Stockholders.”

For information concerning the manner in which the dividends and distributions to common stockholders may be automatically reinvested in shares of common stock see “Automatic Dividend Reinvestment Plan” below. Dividends and distributions may be taxable to stockholders whether they are reinvested in shares of the Fund or received in cash.

Automatic Dividend Reinvestment Plan

Pursuant to each Fund’s Automatic Dividend Reinvestment Plan (each, a “Plan”), unless a holder of a Fund’s common stock is ineligible or elects otherwise, all dividends and distributions are automatically reinvested by EquiServe, as agent for the stockholders of each Fund (the “Plan Agent”), in additional shares of a Fund’s common stock. EquiServe will continue to be the Plan Agent for the Combined Fund after the Reorganization. Stockholders of a Fund who are ineligible or elect not to participate in the Plan receive all dividends and distributions in cash paid by check mailed directly to the stockholder of record (or, if the shares are held in street or other nominee name, then to such nominee) by EquiServe, as dividend paying agent. Such stockholders may elect not to participate in a Plan and to receive all distributions of dividends and capital gains in cash by sending written instructions to EquiServe, as dividend paying agent, at the address set forth below. Participation in each Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received by the Plan Agent not less than ten days prior to any dividend record date; otherwise, such termination or resumption will be effective with respect to any subsequently declared dividend or capital gains distribution.

Whenever a Fund declares an ordinary income dividend or a capital gain dividend (collectively referred to as “dividends”) payable either in shares or in cash, non-participants in a Plan receive cash, and participants in the Plan receive the equivalent in shares of the Fund’s common stock. The shares are acquired by the Plan Agent for the participant’s account, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized shares of the Fund’s common stock from the Fund (“newly issued shares”) or (ii) by purchase of outstanding shares of the Fund’s common stock in the open market (“open-market purchases”), on the NYSE or elsewhere. If on the payment date for the dividend the net asset value per share of the Fund’s common stock is equal to or less than the market price per share of the Fund’s common stock plus estimated brokerage commissions (such condition being referred to herein as “market premium”), the Plan Agent invests the dividend amount in newly issued shares on behalf of the participant. The number of newly issued shares of the Fund’s common stock to be credited to the participant’s account is determined by dividing the dollar amount of the dividend by the net asset value per share on the date the shares are issued, provided that the maximum discount from the then-current market price per share on the date of issuance may not exceed 5%. If on the dividend payment date, the net asset value per share is greater than the market value (such condition being referred to herein as “market discount”), the Plan Agent invests the dividend amount in shares acquired on behalf of the participant in open-market purchases.

In the event of a market discount on the dividend payment date, the Plan Agent has until the last business day before the next date on which the shares trade on an “ex-dividend” basis or in no event more than 30 days after the dividend payment date (the “last purchase date”) to invest the dividend amount in shares acquired in open-market purchases. Each Fund intends to pay monthly income dividends. Therefore, the period during which open-market purchases can be made exists only from the dividend payment date through the date before the next “ex-dividend” date, which typically is approximately ten days. If, before the Plan Agent has completed its open-market purchases, the market price of a share of a Fund’s common stock exceeds the net asset value per share, the average per share purchase price paid by the Plan Agent may exceed the net asset value of the Fund’s shares, resulting in the acquisition of fewer shares than if the dividend had been paid in newly issued shares on the dividend payment date. Because of the foregoing difficulty with respect to open-market purchases, each Plan provides that if the Plan Agent is unable to invest the full dividend amount in open-market purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Agent ceases making open-market purchases and invests the uninvested portion of the dividend amount in newly issued shares at the close of business on the last purchase date.

The Plan Agent maintains all stockholders’ accounts in a Plan and furnishes written confirmation of all transactions in the account, including information needed by stockholders for tax records. Shares in the account of each Plan participant are held by the Plan Agent in non-certificated form in the name of the participant, and each stockholder’s proxy includes those shares purchased or received pursuant to a Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for shares held pursuant to a Plan in accordance with the instructions of the participants.

In the case of stockholders such as banks, brokers or nominees which hold shares for others who are the beneficial owners, the Plan Agent will administer a Plan on the basis of the number of shares certified from time to time by the record stockholders as representing the total amount registered in the record stockholder’s name and held for the account of beneficial owners who are to participate in that Plan.

There are no brokerage charges with respect to shares issued directly by either Fund as a result of dividends or capital gains distributions payable either in shares or in cash. However, each participant pays a pro rata share of brokerage commissions incurred with respect to the Plan Agent’s open-market purchases in connection with the reinvestment of dividends.

The automatic reinvestment of dividends and distributions does not relieve participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such dividends. See “Comparison of the Funds — Tax Rules Applicable to the Funds and their Stockholders.”

Stockholders participating in a Plan may receive benefits not available to stockholders not participating in a Plan. If the market price (plus commissions) of a Fund’s shares of common stock is higher than the net asset value of such shares, participants in a Plan receive shares of the Fund’s common stock at less than they otherwise could purchase them and have shares with a cash value greater than the value of any cash distribution they would have received on their shares. If the market price plus commissions is lower than the net asset value of such shares, participants receive distributions of shares with a net asset value greater than the value of any cash distribution they would have received on their shares. However, there may be insufficient shares available in the market to make distributions of shares at prices below the net asset value. Also, since the Funds normally do not redeem their shares, the price on resale may be more or less than the net asset value. See “Comparison of the Funds — Tax Rules Applicable to the Funds and their Stockholders” for a discussion of certain tax consequences of each Fund’s Plan.

Each Fund reserves the right to amend or terminate its Plan. There is no direct service charge to participants in a Plan; however, each Fund reserves the right to amend its Plan to include a service charge payable by the participants.

After the Reorganization, a holder of shares of Corporate Fund IV who has elected to receive dividends in cash will continue to receive dividends in cash; all other holders will have their dividends automatically reinvested in shares of the Combined Fund. However, if a stockholder owns shares in Corporate Fund IV and in Corporate Fund V, after the Reorganization, the stockholder’s election with respect to the dividends of Corporate Fund V will control unless the stockholder specifically elects a different option at that time. Following the Reorganization, all correspondence should be directed to the Plan Agent of Corporate Fund V, EquiServe, L.P. at 150 Royall Street, Canton, Massachusetts 02021.

Mutual Fund Investment Option

A holder of common stock of either Fund, who purchased his or her shares through Merrill Lynch in either Fund’s initial public offering, has the right to reinvest the net proceeds from a sale of such shares in Class D shares of certain Merrill Lynch-sponsored open-end funds at net asset value, without the imposition of the initial sales charge to which Class D shares are generally subject, if certain conditions are satisfied. A holder of Corporate Fund IV Common Stock who qualifies for this option will have the same option with respect to the shares of Corporate Fund V Common Stock received in the Reorganization.

Tax Rules Applicable to the Funds and their Stockholders

The tax consequences of investing in shares of common stock of each Fund are identical. The Funds have elected and qualified for the special tax treatment afforded RICs under the Code. As a result, in any taxable year in which they distribute an amount equal to at least 90% of taxable net income, the Funds (but not their stockholders) are not subject to Federal income tax to the extent that they distribute their net investment income and net realized capital gains. In all taxable years through the taxable year of the Reorganization, each Fund has distributed substantially all of its income. Corporate Fund V intends to continue to distribute substantially all of its income following the Reorganization.

Dividends paid by each Fund from its ordinary income or from an excess of net short-term capital gains over net long-term capital losses (together referred to hereafter as “ordinary income dividends”) are taxable to stockholders as ordinary income. Distributions made from an excess of net long-term capital gains over net short-term capital losses (including gains or losses from certain transactions in futures and options) (“capital gain dividends”) are taxable to stockholders as long-term capital gains, regardless of the length of time the stockholder has owned Fund shares. Any loss upon the sale or exchange of Fund shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received by the stockholder. Distributions in excess of each Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such holder

(assuming the shares are held as a capital asset). Certain categories of capital gains are taxable at different rates. Generally not later than 60 days after the close of its taxable year, each Fund will provide its stockholders with a written notice designating the amounts of any capital gain dividends (including the amount of capital gain dividends in the different categories of capital gain referred to above), as well as any dividends eligible for the dividends received deduction.

Dividends are taxable to stockholders even though they are reinvested in additional shares of each Fund. Distributions attributable to any dividend income earned by each Fund will be eligible for the dividends received deduction allowed to corporations under the Code, if certain requirements are met. If a Fund pays a dividend in January which was declared in the previous October, November or December to stockholders of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the Fund and received by its stockholders on December 31 of the year in which the dividend was declared.

The Internal Revenue Service (the “Service”) has taken the position in a revenue ruling that if a RIC has more than one class of shares, it may designate distributions made to each class in any year as consisting of no more than such class’s proportionate share of particular types of income, including the different categories of capital gain referred to above. A class’s proportionate share of a particular type of income is determined according to the percentage of total dividends paid by the RIC during such year that was paid to such class. Consequently, if both common stock and preferred stock are outstanding, each Fund intends to designate distributions made to the classes as consisting of particular types of income in accordance with the classes’ proportionate shares of such income. Thus, capital gain dividends, including the different categories of capital gain referred to above, will be allocated between the holders of common stock and preferred stock in proportion to the total dividends paid to each class during the taxable year, or otherwise as required by applicable law.

If at any time when shares of preferred stock are outstanding a Fund does not meet the asset coverage requirements of the Investment Company Act, the Fund will be required to suspend distributions to holders of common stock until the asset coverage is restored. See “Dividends and Distributions.” This may prevent the Fund from distributing at least 90% of its net income, and may therefore jeopardize such Fund’s qualification for taxation as a RIC or may subject the Fund to the 4% excise tax described below. Upon any failure to meet the asset coverage requirement of the Investment Company Act, each Fund may, in its sole discretion, redeem shares of preferred stock in order to maintain or restore the requisite asset coverage and avoid the adverse consequences to the Fund and its stockholders of failing to qualify as a RIC. There can be no assurance, however, that any such action would achieve these objectives.

As noted above, each Fund must distribute annually at least 90% of its net investment income. A distribution will only be counted for this purpose if it qualifies for the dividends paid deduction under the Code. Some types of preferred stock that each Fund has the authority to issue may raise an issue as to whether distributions on such preferred stock are “preferential” under the Code and therefore not eligible for the dividends paid deduction. In the event any Fund determines to issue preferred stock, each Fund intends to issue preferred stock that counsel advises will not result in the payment of a preferential dividend. If a Fund ultimately relies solely on a legal opinion in the event it issues such preferred stock, there is no assurance that the Service would agree that dividends on the preferred stock are not preferential. If the Service successfully disallowed the dividends paid deduction for dividends on the preferred stock, a Fund could be disqualified as a RIC.

Ordinary income dividends paid to stockholders who are nonresident aliens or foreign entities will be subject to a 30% United States withholding tax under existing provisions of the Code applicable to foreign individuals and entities unless a reduced rate of withholding or a withholding exemption is provided under applicable treaty law. Nonresident stockholders are urged to consult their own tax advisers concerning the applicability of the United States withholding tax.

Interest income from non-U.S. securities may be subject to withholding taxes imposed by the country in which the issuer is located. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

Under certain Code provisions, some stockholders may be subject to a withholding tax on ordinary income dividends, capital gain dividends and redemption payments (“backup withholding”). Generally, stockholders subject to backup withholding will be those for whom no certified taxpayer identification number is on file with a Fund or who, to the Fund’s knowledge, have furnished an incorrect number. When establishing an account, an investor must certify under penalty of perjury that such number is correct and that such investor is not otherwise subject to backup withholding.

The Code requires a RIC to pay a nondeductible 4% excise tax to the extent the RIC does not distribute, during each calendar year, 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gains, determined, in general, on an October 31 year end, plus certain undistributed amounts from previous years. While each Fund intends to distribute its income and capital gains in the manner necessary to minimize imposition of the 4% excise tax, there can be no assurance that sufficient amounts of each Fund’s taxable income and capital gains will be distributed to avoid entirely the imposition of the tax. In such event, a Fund will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirements.

Each Fund will invest in securities rated in the lower rating categories of nationally recognized rating organizations, in unrated securities (together with lower rated securities, “junk bonds”) and in high yield Corporate Loans, as previously described. Some of these junk bonds and high yield Corporate Loans may be purchased at a discount and may therefore cause each Fund to accrue and distribute income before amounts due under the obligations are paid. In addition, a portion of the interest payments on such junk bonds and high yield Corporate Loans may be treated as dividends for Federal income tax purposes; in such case, if the issuer of the junk bonds or high yield Corporate Loans is a domestic corporation, dividend payments by each Fund will be eligible for the dividends received deduction to the extent of the deemed dividend portion of such interest payments.

Tax Treatment of Options and Futures Transactions

Each Fund may engage in interest rate transactions, write (i.e., sell) covered call and covered put options on its portfolio securities, purchase call and put options on securities, and engage in transactions in financial futures and related options on such futures. In general, unless an election is available to a Fund or an exception applies, such options and futures contracts that are “Section 1256 contracts” will be “marked to market” for Federal income tax purposes at the end of each taxable year (i.e., each such options or futures contract will be treated as sold for its fair market value on the last day of the taxable year), and any gain or loss attributable to such contracts will be 60% long-term and 40% short-term capital gain or loss. Application of these rules to Section 1256 contracts held by each Fund may alter the timing and character of distributions to stockholders. The mark-to-market rules outlined above, however, will not apply to certain transactions entered into by each Fund solely to reduce the risk of changes in price or interest or currency exchange rates with respect to its investments.

The Federal income tax rules governing the taxation of swaps are not entirely clear and may require each Fund to treat payments received under such arrangements as ordinary income and to amortize such payments under certain circumstances. The Funds do not anticipate that their activity in this regard will affect their qualification as RICs.

Code Section 1092, which applies to certain “straddles,” may affect the taxation of each Fund’s sales of securities and options, futures and swap transactions. Under Section 1092, each Fund may be required to postpone recognition for tax purposes of losses incurred in certain sales of securities and certain closing transactions in options, futures and swap transactions.

Special Rules for Certain Foreign Currency Transactions

Under Code Section 988, special rules are provided for certain transactions in a currency other than the taxpayer’s functional currency (i.e., unless certain special rules apply, currencies other than the U.S. dollar). In general, foreign currency gains and losses in connection with certain of each Fund’s debt instruments and foreign currency swaps will be treated as ordinary income or loss under Code Section 988 and will increase or decrease the amount of each Fund’s investment company taxable income available to be distributed to stockholders as ordinary income. Additionally, if Code Section 988 losses exceed other investment company taxable income during a taxable year for a Fund, such Fund would not be able to make any ordinary income dividend distributions, and any distributions made before the losses were realized but in the same taxable year would be recharacterized as a return of capital to stockholders, thereby reducing the basis of each stockholder’s Fund shares, and resulting in a capital gain for any stockholder who received a distribution greater than the stockholder’s tax basis in Fund shares (assuming the shares were held as a capital asset). These rules, however, will not apply to certain transactions entered into by each Fund solely to reduce the risk of currency fluctuations with respect to its investments.

The foregoing is a general and abbreviated summary of the applicable provisions of the Code and Treasury Regulations presently in effect. For the complete provisions, reference should be made to the pertinent Code sections and the Treasury Regulations promulgated thereunder. The Code and the Treasury Regulations are subject to change by legislative, judicial or administrative action either prospectively or retroactively.

Ordinary income and capital gain dividends may also be subject to state and local taxes.

Certain states exempt from state income taxation dividends paid by RICs which are derived from interest on U.S. Government obligations. State law varies as to whether dividend income attributable to U.S. Government obligations is exempt from state income tax.

Stockholders are urged to consult their own tax advisers regarding specific questions as to Federal, foreign, state or local taxes. Foreign investors should consider applicable foreign taxes in their evaluation of an investment in a Fund.

AGREEMENT AND PLAN OF REORGANIZATION

General

Under the Agreement and Plan (attached hereto as Exhibit II), Corporate Fund V will acquire substantially all of the assets, and will assume substantially all of the liabilities, of Corporate Fund IV, in exchange solely for shares of Corporate Fund V Common Stock. The shares of Corporate Fund V Common Stock issued to Corporate Fund IV will have an aggregate net asset value equal to the aggregate net asset value of the outstanding shares of Corporate Fund IV Common Stock (except that cash will be paid in lieu of any fractional shares) at the close of business on the business day immediately prior to the date on which the Reorganization occurs. Upon receipt by Corporate Fund IV of such shares, Corporate Fund IV will distribute pro rata the shares of Corporate Fund V Common Stock to the holders of Corporate Fund IV Common Stock in exchange for their shares of Corporate Fund IV Common Stock. As soon as practicable after the effective date of the Reorganization (the “Closing Date”), Corporate Fund IV will file Articles of Dissolution with the State Department of Assessments and Taxation of Maryland (the “Maryland Department”) to effect the formal dissolution of such Fund, and will dissolve.

Accordingly, as a result of the Reorganization, each holder of Corporate Fund IV Common Stock will own shares of Corporate Fund V Common Stock that (except for cash payments received in lieu of fractional shares) would have an aggregate net asset value immediately after the Closing Date equal to the aggregate net asset value of that stockholder’s Corporate Fund IV Common Stock immediately prior to the Closing Date. Since the Corporate Fund V Common Stock would be issued at net asset value and the shares of Corporate Fund IV Common Stock would be valued at net asset value for the purposes of the exchange, the holders of common stock of neither Fund will be diluted as a result of the Reorganization. However, as a result of the Reorganization, a stockholder of either Fund likely will hold a reduced percentage of ownership in the Combined Fund after the Reorganization than he or she did in either of the constituent Funds.

Procedure

The Boards of Directors of the Funds considered numerous factors in arriving at their determination to approve the Agreement and Plan. Among these factors, which are discussed in greater detail elsewhere in this Joint Proxy Statement and Prospectus, were the similarity of investment objectives and policies of the Funds, their use of substantially the same management personnel, the size of the Funds, the effect the Reorganization would have on each Fund’s operating expenses (including and excluding leverage) and stockholder services, whether or not stockholders would be diluted as a result of the Reorganization, the expenses of the Reorganization that would be borne by the Funds and the tax consequences to stockholders including the fact that the Reorganization is structured as a tax-free reorganization. The Boards of Directors also considered the possible risks of combining the Funds, and examined the relative mix of type, purpose and yield of the Fund’s portfolios. The Boards also considered the relative tax positions of each Fund’s portfolio.

At a meeting of the Board of Directors of each Fund, the Boards, including the Directors who are not “interested persons,” as defined in the Investment Company Act, of each Fund, approved the Agreement and Plan by the affirmative vote of at least (i) two-thirds of the total number of Directors of Corporate Fund IV fixed in accordance with the By-Laws of Corporate Fund IV; and (ii) a majority of the members of the Board of Directors of Corporate Fund V present at a meeting at which a quorum was present. The Board of each Fund approved the submission of the Agreement and Plan to its stockholders for approval as described herein. In addition, the Board of Corporate Fund V approved the issuance of additional shares of Corporate Fund V Common Stock in connection with the Reorganization.

As a result of such Board approvals, the Funds have jointly filed this Joint Proxy Statement and Prospectus with the Commission soliciting the vote of the stockholders of Corporate Fund IV and Corporate Fund V to approve the Reorganization. If stockholders of Corporate Fund IV and Corporate Fund V approve the Reorganization, the Reorganization will take place as soon as practicable after such approval, provided that the Funds have obtained prior to that time an opinion of counsel concerning the tax consequences of the Reorganization as set forth in the Agreement and Plan.

The Board of Directors of Corporate Fund IV recommends that the stockholders of Corporate Fund IV approve the Agreement and Plan. The Board of Directors of Corporate Fund V recommends that the stockholders of Corporate Fund V approve the Agreement and Plan.

Terms of the Agreement and Plan of Reorganization

The following is a summary of the significant terms of the Agreement and Plan. This summary is qualified in its entirety by reference to the Agreement and Plan, attached hereto as Exhibit II.

Valuation of Assets and Liabilities.    The respective assets of each Fund will be valued the same way for both Funds: the net asset value per share of the common stock of each Fund will be determined as of the close of business on the NYSE (generally, 4:00 p.m., Eastern time) on the business day prior to the Closing Date (the “Valuation Time”). For the purpose of determining the net asset value of a share of common stock of each Fund, the value of the securities held by the issuing Fund plus any cash or other assets (including interest accrued but not yet received) minus all liabilities (including accrued expenses) of the issuing Fund is divided by the total number of shares of common stock of the issuing Fund outstanding at such time. Daily expenses, including the fees payable to FAM, will accrue at the Valuation Time.

Distribution of Corporate Fund V Common Stock.    On the Closing Date, Corporate Fund V will issue to Corporate Fund IV a number of shares of Corporate Fund V Common Stock the aggregate net asset value of which will equal the aggregate net asset value of shares of common stock of Corporate Fund IV at the Valuation Time. Each holder of Corporate Fund IV Common Stock will receive the number of shares of Corporate Fund V Common Stock corresponding to his or her proportionate interest in the aggregate net asset value of the Corporate Fund IV Common Stock.

The distribution of shares described in the preceding paragraph will be accomplished by opening new accounts on the books of Corporate Fund V in the names of the holders of Corporate Fund IV Common Stock and transferring to those stockholder accounts the Corporate Fund V Common Stock representing such stockholders’ interests in Corporate Fund IV. Each newly-opened account on the books of Corporate Fund V for the previous holders of Corporate Fund IV Common Stock would represent the respective pro rata number of shares of Corporate Fund V Common Stock (rounded down, in the case of fractional shares, to the next largest number of whole shares) due such holder of common stock. No fractional shares of Corporate Fund V Common Stock will be issued. In lieu thereof, Corporate Fund V’s transfer agent, EquiServe, will aggregate all fractional shares of Corporate Fund V Common Stock and sell the resulting whole shares on the NYSE for the account of all holders of fractional interests, and each such holder will be entitled to the pro rata share of the proceeds from such sale upon surrender of the common stock certificates of Corporate Fund IV. See “Surrender and Exchange of Stock Certificates” below for a description of the procedures to be followed by the stockholders of Corporate Fund IV to obtain their shares of Corporate Fund V Common Stock (and cash in lieu of fractional shares, if any).

No sales charge or fee of any kind will be charged to stockholders of Corporate Fund IV in connection with their receipt of Corporate Fund V Common Stock in the Reorganization.

Expenses.    The expenses of the Reorganization that are directly attributable to Corporate Fund IV will be deducted from the assets of Corporate Fund IV as of the Valuation Time. These expenses are expected to include the expenses incurred in preparing, printing and mailing the proxy materials to be used in connection with the annual meeting of the stockholders of Corporate Fund IV to consider the Reorganization, the expenses related to the solicitation of proxies to be voted at that meeting and a portion of the expenses incurred in printing the Joint Proxy Statement and Prospectus contained in the N-14 Registration Statement. The expenses of the Reorganization that are directly attributable to Corporate Fund V will be deducted from the assets of Corporate Fund V as of the Valuation Time. These expenses are expected to include the expenses incurred in preparing, printing and mailing the proxy materials to be utilized in connection with the annual meeting of the stockholders of Corporate Fund V to consider the Reorganization, the expenses related to the solicitation of proxies to be voted at that meeting and a portion of the expenses incurred in printing the Joint Proxy Statement and Prospectus contained in the N-14 Registration Statement. Certain other expenses of the Reorganization, including expenses in connection with obtaining an opinion of counsel as to certain tax matters, the preparation of the Agreement and Plan, Commission fees, stock exchange fees, transfer agent fees, legal fees and audit fees, will be borne equally by the Funds. The expenses of the Reorganization attributable to Corporate Fund IV are currently estimated to be $157,200. The expenses of the Reorganization attributable to Corporate Fund V are currently estimated to be $169,400.

Required Approvals.    Under the Articles of Incorporation of each Fund (as amended to date), relevant Maryland law and the rules of the NYSE, stockholder approval of the Agreement and Plan requires the affirmative vote of (i) the holders of a majority of Corporate Fund IV Common Stock issued and outstanding and entitled to vote thereon; (ii) a majority of the votes cast by the holders of shares of Corporate Fund V Common Stock, provided that the total number of votes cast represents a majority of the shares of Corporate Fund V Common Stock issued, outstanding and entitled to vote thereon. Because of the requirement that the Agreement and Plan be approved by the stockholders of both Funds as set forth above, the Reorganization will not take place if the stockholders of either Fund do not approve the Agreement and Plan.

Deregistration and Dissolution.    Following the transfer of substantially all of the assets and substantially all of the liabilities of Corporate Fund IV to Corporate Fund V and the distribution of shares of Corporate Fund V Common Stock to stockholders of Corporate Fund IV, in accordance with the foregoing, Corporate Fund IV will terminate its registration under the Investment Company Act, will be dissolved under Maryland law and will withdraw its authority to do business in any state where it is required to do so.

Amendments and Conditions.    The Agreement and Plan may be amended, modified, superseded, canceled, renewed or extended, and the terms or covenants thereof may be waived, at any time prior to the Closing Date with respect to any of the terms therein by written agreement of Corporate Fund V and Corporate Fund IV. The obligations of each Fund pursuant to the Agreement and Plan are subject to various conditions, including a registration statement on Form N-14 being declared effective by the Commission, approval by the stockholders of each Fund as described herein, an opinion of counsel being received with respect to certain tax matters, an opinion of counsel being received as to securities matters and the continuing accuracy of various representations and warranties of the Funds being confirmed by the respective parties and the increase of the commitment amount under the current Credit Agreement with a syndicate of lenders to a principal amount approximately equal to the aggregate commitment amount of the currently outstanding credit facilities.

Postponement, Termination.    Under the Agreement and Plan, the Board of Directors of either Fund may cause the Reorganization to be postponed or abandoned under certain circumstances should such Board determine that it is in the best interests of the stockholders of its respective Fund to do so. The Agreement and Plan may be terminated, and the Reorganization abandoned at any time (whether before or after adoption thereof by the stockholders of either Fund) prior to the Closing Date, or the Closing Date may be postponed: (i) by mutual consent of the Boards of Directors of both Funds and (ii) by the Board of Directors of either Fund if any condition to that Fund’s obligations set forth in the Agreement and Plan has not been fulfilled or waived by such Board.

Potential Benefits to Stockholders of the Funds as a Result of the Reorganization

In approving the Reorganization, the Board of Directors of each Fund identified certain potential benefits for stockholders of each Fund that are likely to result from the Reorganization, including lower aggregate operating expenses per share for stockholders of Corporate Fund IV (both including and excluding leverage), lower aggregate operating expenses per share (excluding leverage) for Corporate Fund V, greater efficiency and flexibility in portfolio management and a more liquid trading market for the common stock of the Combined Fund. Following the Reorganization, Corporate Fund IV stockholders will remain invested in a closed-end fund that has investment objectives and policies substantially similar to those of Corporate Fund IV.

In their deliberations, the Board of Directors of Corporate Fund V observed that although Corporate Fund V stockholders are not expected to experience a significant decrease in its total operating expense ratio after the Reorganization, the Board concluded that Corporate Fund V stockholders will not be adversely affected by the Reorganization and the Fund may otherwise benefit from an increase in the Combined Fund’s level of net assets. See “Risk Factors and Special Considerations — Net Asset Value; Interest Rate Sensitivity; Credit Quality and Other Market Conditions.”

The Combined Fund that would result from the Reorganization would have a larger asset base than either Fund has currently. Management estimates that the Combined Fund will have net assets of approximately $400 million upon completion of the Reorganization. A larger asset base should provide benefits in portfolio management. Based on data presented by FAM, the Board of each Fund believes that administrative expenses for a larger Combined Fund are likely to be less than the aggregate expenses for each Fund, resulting in a lower expense ratio for common stockholders of the Combined Fund and higher earnings per common share. In particular, certain fixed costs, such as costs of printing stockholder reports and proxy statements, legal expenses, audit fees, mailing costs and other expenses will be spread across a larger asset base, thereby lowering the expense ratio for the Combined Fund. To illustrate the potential economies of scale, the table below sets forth the total annualized operating expense ratio of each Fund and the Combined Fund based on their average net assets as of August 31, 2002.

	Average Net Assets as of August 31, 2002	Total Annualized Operating Expense Ratio (including leverage)*	Total Annualized Operating Expense Ratio (excluding leverage)
Corporate Fund IV	$184,724,123	1.27%	0.82%
Corporate Fund V	$252,131,557	1.12%	0.79%
Combined Fund	$436,855,680	1.14%	0.75%

*
The annualized operating expenses attributable to leverage for each Fund equals the interest owed over a 12 month period based on the average amount of outstanding borrowings as of August 31, 2002. As of August 31, 2002, the average amount of outstanding borrowings as a percentage of average total assets was 14.0% for Corporate Fund IV and 10.4% for Corporate Fund V. The annualized operating expenses attributable to leverage for the Combined Fund equals the sum of each Fund’s leverage costs based on the average amount of outstanding borrowings for each Fund as of August 31, 2002. The actual operating expenses attributable to leverage for the Combined Fund will be dependent on the amount of leverage used by the Combined Fund and the interest rate to be paid on such borrowings.

After the Reorganization, on a pro forma basis, the total annualized operating expenses of the Combined Fund as a percent of average net assets as of August 31, 2002 would be: (a) 0.13% lower than Corporate Fund IV’s total annualized operating expense ratio when leverage is included and 0.07% lower when leverage is not included; and (b) 0.02% higher than Corporate Fund V’s total annualized operating expense ratio when leverage is included and 0.04% lower when leverage is not included.

In approving the Reorganization, the Board of Directors of each Fund determined that the Reorganization is in the best interests of the stockholders of that Fund because the Reorganization presents no significant risks or costs (including legal, accounting and administrative costs) that would outweigh the potential benefits discussed above and because the interests of existing stockholders of that Fund would not be diluted with respect to net asset value as a result of the Reorganization.

Surrender and Exchange of Stock Certificates

After the Closing Date, each holder of an outstanding certificate or certificates formerly representing shares of Corporate Fund IV Common Stock will be entitled to receive, upon surrender of his or her certificate or certificates, a certificate or certificates representing the number of shares of Corporate Fund V Common Stock distributable with respect to such holder’s shares of Corporate Fund IV Common Stock, together with cash in lieu of any fractional shares of Corporate Fund V Common Stock. Promptly after the Closing Date, the transfer agent for the Corporate Fund V Common Stock will mail to each holder of certificates formerly representing shares of Corporate Fund IV Common Stock a letter of transmittal for use in effecting this exchange.

If prior to the Reorganization you held:	After the Reorganization, you will hold:
Corporate Fund IV Common Stock	Corporate Fund V Common Stock
Corporate Fund V Common Stock	Corporate Fund V Common Stock

Please do not send in any stock certificates at this time. Upon consummation of the Reorganization, holders of Corporate Fund IV Common Stock will be furnished with instructions for exchanging their stock certificates for Corporate Fund V stock certificates and, if applicable, cash in lieu of fractional shares of Corporate Fund V Common Stock.

From and after the Closing Date, certificates formerly representing shares of Corporate Fund IV Common Stock will be deemed for all purposes to evidence ownership of the number of full shares of Corporate Fund V Common Stock distributable with respect to the shares of Corporate Fund IV Common Stock held before the Reorganization as described above and as shown in the table above, provided that, until such stock certificates have been so surrendered, no dividends payable to the holders of record of Corporate Fund IV

Common Stock as of any date subsequent to the Closing Date will be paid to the holders of such outstanding stock certificates. Dividends payable to holders of record of shares of Corporate Fund V Common Stock, as of any date after the Closing Date and prior to the exchange of certificates by any holder of Corporate Fund IV Common Stock, will be paid to such stockholder, without interest, at the time such stockholder surrenders his or her stock certificates for exchange.

From and after the Closing Date, there will be no transfers on the stock transfer books of Corporate Fund IV. If, after the Closing Date, certificates representing shares of Corporate Fund IV Common Stock are presented to Corporate Fund V, they will be canceled and exchanged for certificates representing Corporate Fund V Common Stock and cash in lieu of fractional shares of Corporate Fund V Common Stock, if any, distributable with respect to such Corporate Fund IV Common Stock in the Reorganization.

Tax Consequences of the Reorganization

Summary.    Corporate Fund IV and Corporate Fund V will receive an opinion of counsel with respect to the Reorganization to the effect that, among other things, neither Corporate Fund IV nor Corporate Fund V will recognize gain or loss on the transaction, and Corporate Fund IV stockholders will not recognize gain or loss upon receipt of Corporate Fund V shares in the Reorganization.

General.    The Reorganization has been structured with the intention that it qualify for Federal income tax purposes as a tax-free reorganization under Section 368(a)(1)(C) of the Code. Corporate Fund IV and Corporate Fund V have elected and qualified for the special tax treatment afforded “regulated investment companies” under the Code, and Corporate Fund V intends to continue to so qualify after the Reorganization. Corporate Fund IV and Corporate Fund V shall have received an opinion of Sidley Austin Brown & Wood LLP, counsel to Corporate Fund V and Corporate Fund IV, to the effect that for Federal income tax purposes: (i) the transfer of all of the assets of Corporate Fund IV to Corporate Fund V in return solely for shares of Corporate Fund V as provided in the Agreement and Plan will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and Corporate Fund IV and Corporate Fund V will each be deemed to be a “party” to a reorganization within the meaning of Section 368(b) of the Code; (ii) in accordance with Section 361(a) of the Code, no gain or loss will be recognized to Corporate Fund IV as a result of the asset transfer or on the distribution of shares of Corporate Fund V to Corporate Fund IV stockholders under Section 361(c)(1) of the Code; (iii) under Section 1032 of the Code, no gain or loss will be recognized to Corporate Fund V as a result of the Reorganization; (iv) in accordance with Section 354(a)(1) of the Code, no gain or loss will be recognized to the stockholders of Corporate Fund IV on the receipt of shares of Corporate Fund V in return for their shares of Corporate Fund IV (except to the extent that holders of Corporate Fund IV Common Stock receive cash representing an interest in fractional shares of Corporate Fund V Common Stock in the Reorganization); (v) in accordance with Section 362(b) of the Code, the tax basis of Corporate Fund IV’s assets in the hands of Corporate Fund V will be the same as the tax basis of such assets in the hands of Corporate Fund IV immediately prior to the consummation of the Reorganization; (vi) in accordance with Section 358 of the Code, immediately after the Reorganization, the tax basis of the shares of Corporate Fund V received by the stockholders of Corporate Fund IV in the Reorganization will be equal to the tax basis of the shares of Corporate Fund IV surrendered; (vii) in accordance with Section 1223 of the Code, a stockholder’s holding period for the shares of Corporate Fund V will be determined by including the period for which such stockholder held the shares of Corporate Fund IV exchanged therefor provided that such Corporate Fund IV shares were held as a capital asset; (viii) in accordance with Section 1223 of the Code, Corporate Fund V’s holding period with respect to the Corporate Fund IV assets transferred will include the period for which such assets were held by Corporate Fund IV; (ix) the payment of cash to holders of Corporate Fund IV Common Stock in lieu of fractional shares of Corporate Fund V Common Stock will be treated as though the fractional shares were distributed as part of the Reorganization and then redeemed, with the result that such stockholders will have short- or long term capital gain or loss to the extent that the cash distribution differs from the stockholder’s basis allocable to the Corporate Fund V fractional shares; and (x) the taxable year of Corporate Fund IV will end on the effective date of the Reorganization, and pursuant to Section 381(a) of the Code and regulations thereunder, Corporate Fund V will succeed to and take into account certain tax attributes of Corporate Fund IV, such as earnings and profits, capital loss carryovers and method of accounting.

Under Section 381(a) of the Code, Corporate Fund V will succeed to and take into account certain tax attributes of Corporate Fund IV, including, but not limited to, earnings and profits, any net operating loss carryovers, any capital loss carryovers and method of accounting. The Code, however, contains special limitations with regard to the use of net operating losses, capital losses and other similar items in the context of certain reorganizations, including tax-free reorganizations pursuant to Section 368(a)(1)(C) of the Code, which could reduce the benefit of these attributes to Corporate Fund V. As of August 31, 2002, each of Corporate Fund IV and Corporate Fund V had net realized and unrealized capital losses. As a result of the Reorganization, and subject to certain limitations, the stockholders of each Fund may benefit from the ability of the Combined Fund to use such capital losses to offset any realized capital gain.

Stockholders should consult their tax advisers regarding the effect of the Reorganization in light of their individual circumstances. As the foregoing relates only to Federal income tax consequences, stockholders also should consult their tax advisers as to the foreign, state and local tax consequences of the Reorganization.

Regulated Investment Company Status.    The Funds have elected and qualified since inception for taxation as RICs under Sections 851-855 of the Code, and after the Reorganization Corporate Fund V intends to continue to so qualify.

Capitalization

The following table sets forth as of August 31, 2002 (i) the capitalization of Corporate Fund V, (ii) the capitalization of Corporate Fund IV and (iii) the capitalization of the Combined Fund, as adjusted to give effect to the Reorganization.

Capitalization of Corporate Fund V, Corporate Fund IV
and the Pro Forma Combined Fund as of August 31, 2002 (unaudited)

	Corporate Fund V	Corporate Fund IV	Pro Forma Adjustment	Combined Fund as Adjusted (a)
Net Assets:
Net Assets Attributable to Common Stock	$232,420,614	$168,897,298	$(5,059,650)	$396,258,262
Shares of Common Stock Outstanding	18,541,645	13,469,339	3,137	32,014,121	(b)
Net Asset Value Per Share:
Common Stock	$12.54	$12.54		$12.38	(c)

(a)
The adjusted balances are presented as if the Reorganization had been consummated on August 31, 2002 and are for informational purposes only. Assumes distribution of undistributed net investment income and accrual of estimated Reorganization expenses of approximately $326,600 of which $169,400 is attributable to Corporate Fund V and $157,200 is attributable to Corporate Fund IV. No assurance can be given as to how many shares of Corporate Fund V Common Stock that stockholders of Corporate Fund IV will receive on the Closing Date, and the foregoing should not be relied upon to reflect the number of shares of Corporate Fund V Common Stock that actually will be received on or after such date.

(b)
Assumes the issuance of 13,472,476 shares of Corporate Fund V Common Stock in exchange for the net assets of Corporate Fund IV. The estimated number of shares issued was based on the net asset value of each Fund, net of distributions and estimated Reorganization expenses, on August 31, 2002.

(c)
Net asset value per share of common stock net of Reorganization-related expenses and distribution of undistributed net investment income of $2,750,235 for Corporate Fund V and $1,982,315 for Corporate Fund IV.

INFORMATION CONCERNING THE MEETINGS

Date, Time and Place of Meetings

The Meetings will be held on February 14, 2003 at the offices of FAM, 800 Scudders Mill Road, Plainsboro, New Jersey at 9:00 a.m. Eastern time (Corporate Fund IV) and 9:30 a.m. Eastern time (Corporate Fund V).

Solicitation, Revocation and Use of Proxies

A stockholder executing and returning a proxy has the power to revoke it at any time prior to its exercise (unless the proxy states that it is irrevocable and it is coupled with an interest) by executing a superseding proxy, by giving written notice of the revocation to the Secretary of the appropriate Fund or by voting in person at the applicable Meeting. Although mere attendance at a Meeting will not revoke a proxy, a stockholder present at a Meeting may withdraw his or her proxy and vote in person.

All shares represented by properly executed proxies, unless such proxies previously have been revoked, will be voted at the applicable Meeting in accordance with the directions on the proxies; if no direction is indicated on a properly executed proxy, such shares will be voted “FOR” (i) Item 1, the election of the Directors of the applicable Fund, and (ii) Item 2, the approval of the Agreement and Plan. It is not anticipated that any other matters will be brought before the Meeting. If, however, any other business properly is brought before any Meeting, proxies will be voted in accordance with the judgment of the persons designated on such proxies.

Record Date and Outstanding Shares

Only stockholders of record of shares of each Fund at the close of business on the Record Date are entitled to vote at the Meeting for each Fund or any adjournment thereof. At the close of business on the Record Date, 13,548,299 shares of Corporate Fund IV Common Stock and 18,718,869 shares of Corporate Fund V Common Stock were outstanding.

Security Ownership of Certain Beneficial Owners and Management

To the knowledge of the Funds, at the Record Date, no person or entity owns beneficially or of record 5% or more of the shares of the common stock of either Fund.

As of the Record Date, the Directors and officers of Corporate Fund IV as a group (9 persons) owned an aggregate of less than 1% of the outstanding shares of Corporate Fund IV Common Stock.

As of the Record Date, the Directors and officers of Corporate Fund V as a group (9 persons) owned an aggregate of less than 1% of the outstanding shares of Corporate Fund V Common Stock.

On the Record Date, Mr. Glenn, a Director and an officer of each Fund, and the other officers of each Fund, owned an aggregate of less than 1% of the outstanding shares of common stock of ML & Co.

Voting Rights and Required Vote

For purposes of this Joint Proxy Statement and Prospectus, each share of Corporate Fund V Common Stock, and each share of Corporate Fund IV Common Stock is entitled to one vote.

Assuming the required quorum is present at each Meeting, the election of the Board of Directors of each Fund will require the affirmative vote of a plurality of the votes cast by the stockholders of the Fund, represented at the Meeting and entitled to vote thereon.

Assuming the required quorum is present at each Meeting, approval of the Agreement and Plan requires the affirmative vote of stockholders representing (i) a majority of the outstanding shares of Corporate Fund IV Common Stock entitled to vote thereon and (ii) a majority of the votes cast by the stockholders of Corporate Fund V, provided that the total number of votes cast represents a majority of the shares of Corporate Fund V Common Stock issued, outstanding and entitled to vote thereon.

For purposes of each Meeting, a quorum consists of one-third of the outstanding shares of common stock entitled to vote at the Meeting, present in person or by proxy. If, by the time scheduled for each Meeting, a quorum of the applicable stockholders of a Fund is not present, or if a quorum is present but sufficient votes to take action with respect to any Item are not received from the stockholders of the applicable Fund, the persons named as proxies may propose one or more adjournments of a Meeting with respect to that Item to permit further solicitation of proxies from stockholders. Any such adjournment will require the affirmative vote of a majority of the shares of the applicable Fund present in person or by proxy and entitled to vote at the session of the applicable Meeting to be adjourned. The persons named as proxies will vote in favor of any such adjournment if they determine that adjournment and additional solicitation are reasonable and in the interests of the applicable Fund’s stockholders.

Appraisal Rights

Under Maryland law, stockholders of a company whose shares are listed on a national securities exchange, such as the common stock of Corporate Fund IV, are not entitled to demand the fair value of their shares upon a transfer of assets; therefore, the holders of Corporate Fund IV Common Stock will be bound by the terms of the Reorganization, if approved at the Meetings. However, any holder of Corporate Fund IV Common Stock may sell his or her shares of Corporate Fund IV Common Stock at any time prior to the Reorganization on the NYSE. As stockholders of the corporation acquiring the assets of Corporate Fund IV, stockholders of Corporate Fund V are not entitled to appraisal rights under Maryland law.

ADDITIONAL INFORMATION

The expenses of preparing, printing and mailing the proxy materials to be used in connection with the Meetings, and the expenses related to the solicitation of proxies to be voted at the Meetings, will be paid by the applicable Fund. See “Agreement and Plan of Reorganization — Terms of the Agreement and Plan of Reorganization — Expenses.”

The Funds will reimburse banks, brokers and others for their reasonable expenses in forwarding proxy solicitation materials to the beneficial owners of shares of each Fund and certain persons that the Funds may employ for their reasonable expenses in assisting in the solicitation of proxies from such beneficial owners of shares of capital stock of the Funds.

In order to obtain the necessary quorum at the Meetings, supplementary solicitation may be made by mail, telephone, telegraph or personal interview by officers of the Funds. Each Fund has retained Georgeson Shareholder, 17 State Street, New York, New York 10004, to aid in the solicitation of proxies, at a cost to be borne by each Fund of approximately $3,500 per Fund, plus out-of-pocket expenses estimated to be approximately $53,505 per Fund.

Broker-dealer firms, including Merrill Lynch, holding Fund shares in “street name” for the benefit of their customers and clients will request the instructions of such customers and clients on how to vote their shares on each proposal before the Meetings. Each Fund understands that under the rules of the NYSE, such broker-dealer firms may, without instructions from their customers and clients, grant authority to the proxies designated to vote on the election of Directors (Item 1) if no instructions have been received prior to the date specified in the broker-dealer firm’s request for voting instructions. With respect to shares of common stock of each Fund, broker-dealer firms, including Merrill Lynch, will not be permitted to grant voting authority without instructions with respect to the approval of the Agreement and Plan (Item 2). The Funds will include shares held of record by broker-dealers as to which such authority has been granted in its tabulation of the total number of shares present for purposes of determining whether the necessary quorum of stockholders of each Fund exists. Proxies that are returned to a Fund but that are marked “abstain” or on which a broker-dealer has declined to vote on any non-routine proposal (“broker non-votes”) will be counted as present for the purposes of determining a quorum. Merrill Lynch has advised the Funds that if it votes shares held in its name for which no instructions are received, except as limited by agreement or applicable law, on the election of Directors it will do so in the same proportion as the votes received from beneficial owners of those shares for which instructions have been received, whether or not held in nominee name. Abstentions and non-votes by brokers are not counted as votes cast with respect to routine matters such as the election of Directors. Therefore, abstentions and non-votes by brokers will have no effect on the election of the Board of Directors of each Fund (Item 1). For the stockholders of Corporate Fund IV, however, an abstention or broker non-vote will have the same effect as a vote cast against approval of the Agreement and Plan (Item 2). With respect to Corporate Fund V, abstentions and broker non-votes may affect the ability of Corporate Fund V to satisfy the requirement that total votes cast with respect to the Reorganization represent a majority of the shares of the Fund’s common stock issued, outstanding and entitled to vote thereon.

This Joint Proxy Statement and Prospectus does not contain all of the information set forth in the registration statement and the exhibits relating thereto that Corporate Fund V has filed with the Commission under the Securities Act of 1933, as amended, and the Investment Company Act, to which reference is hereby made.

The Funds are subject to the informational requirements of the Exchange Act and the Investment Company Act and in accordance therewith are required to file reports, proxy statements and other information with the Commission. Any such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Pacific Regional Office, at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036; and Midwest Regional Office, at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Funds, that file electronically with the Commission. Reports, proxy statements and other information concerning each Fund can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

CUSTODIAN

State Street acts as the custodian for the cash and securities of Corporate Fund IV and Corporate Fund V. The principal business address of State Street in such capacity is One Heritage Drive, P2N, North Quincy, Massachusetts 02171. It is anticipated that State Street will continue to act as custodian for the Combined Fund.

TRANSFER AGENT, DIVIDEND DISBURSING AGENT AND REGISTRAR

EquiServe serves as the transfer agent, dividend disbursing agent and registrar with respect to each Fund. The principal business address of EquiServe in such capacity is 150 Royall Street, Canton, Massachusetts 02021. It is anticipated that EquiServe will continue to provide these services to the Combined Fund after the Reorganization.

ACCOUNTING SERVICES PROVIDER

State Street provides certain accounting services for Corporate Fund V and Corporate Fund IV and will provide the same services to the Combined Fund after the Reorganization. The principal business address of State Street in such capacity is 500 College Road East, Princeton, New Jersey 08540.

LEGAL PROCEEDINGS

There are no material legal proceedings to which either Fund is a party.

LEGAL OPINIONS

Certain legal matters in connection with the Reorganization will be passed upon for each Fund by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

Deloitte & Touche LLP, independent auditors, have audited the financial statements and financial highlights of Corporate Fund IV and Corporate Fund V, as of August 31, 2002, as set forth in their reports which appear in this Joint Proxy Statement and Prospectus. The audited financial statements and financial highlights of the Funds are included in reliance upon their reports, given on their authority as experts in accounting and auditing.

Deloitte & Touche LLP, will serve as the independent auditors for the Combined Fund after the Reorganization. The principal business address of Deloitte & Touche LLP is Two World Financial Center, New York, New York 10281-1008.

STOCKHOLDER PROPOSALS

Corporate Fund IV (if the Reorganization is not approved) and Corporate Fund V each expects to hold their next Annual Meeting of Stockholders in January 2004. Proposals of stockholders intended to be presented at the Meetings must be received by the Funds by August 18, 2003 for inclusion in the applicable Fund’s Proxy Statement and form of Proxy for that Meeting. Each Fund’s By-Laws generally require advance notice be given to the Fund in the event a stockholder desires to transact any business from the floor at an Annual Meeting of Stockholders. Notice of any such business must be in writing and received at the Fund’s principal executive office during the period from October 29, 2003 to November 28, 2003. Written proposals and notices should be sent to the Secretary of the Fund, 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

By Order of the Boards of Directors

DAVID W. CLAYTON
Secretary
Corporate High Yield Fund IV, Inc.
Corporate High Yield Fund V, Inc.

Plainsboro, New Jersey
Dated: December 31, 2002

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements for Corporate High Yield Fund IV, Inc. for the Period from September 28, 2001 (commencement of operations) to August 31, 2002	F-2
Audited Financial Statements for Corporate High Yield Fund V, Inc. for the Period from November 30, 2001 (commencement of operations) to August 31, 2002	F-21
Pro Forma Unaudited Financial Statements for the Combined Fund as of August 31, 2002	F-37

Audited Financial Statements for
Corporate High Yield Fund IV, Inc.
for the Period from September 28, 2001
(commencement of operations) to August 31, 2002

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders,
Corporate High Yield Fund IV, Inc.:

We have audited the accompanying statement of assets, liabilities and capital, including the schedule of investments, of Corporate High Yield Fund IV, Inc. as of August 31, 2002, the related statements of operations, cash flows and changes in net assets and the financial highlights for the period September 28, 2001 (commencement of operations) to August 31, 2002. These financial statements and the financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at August 31, 2002, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Corporate High Yield Fund IV, Inc. as of August 31, 2002, the results of its operations, the changes in its net assets, its cash flows, and the financial highlights for the stated period in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
New York, New York
October 10, 2002

CORPORATE HIGH YIELD FUND IV, INC.

SCHEDULE OF INVESTMENTS
(in U.S. dollars)

August 31, 2002

Industries	S&P Rating†	Moody’s Rating†	Face Amount	Corporate Bonds	Value
Aerospace & Defense — 0.3%
	B-	B3	$500,000	Transdigm, Inc., 10.375% due 12/01/2008(c)	$510,000

Airlines — 2.4%
.	A-	B1	3,000,000	American Airlines, 7.80% due 10/01/2006	2,709,248
	BBB	Ba2	738,636	Continental Airlines Inc., 7.033% due 6/15/2011	558,985
	CC	Ca	2,000,000	USAir Inc., 10.375% due 3/01/2013(a)	760,000

					4,028,233

Automotive — 2.6%
	BB+	Ba2	2,000,000	AutoNation Inc., 9% due 8/01/2008	2,090,000
	B	B3	105,000	Metaldyne Corporation, 11% due 6/15/2012(c)	92,138
	B	B2	508,000	Stoneridge Inc., 11.50% due 5/01/2012	523,240
	B	B3	1,625,000	United Auto Group Inc., 9.625% due 3/15/2012(c)	1,641,250

					4,346,628

Broadcasting — 6.6%
	CCC+	B3	1,000,000	Acme Television/Finance, 10.875% due 9/30/2004	975,000
	B-	B1	600,000	Corus Entertainment Inc., 8.75% due 3/01/2012	604,500
	B-	B2	1,575,000	Emmis Communications Corporation, 8.125% due 3/15/2009	1,567,125
	B-	B3	1,525,000	Entravision Communications Corporation, 8.125% due 3/15/2009	1,559,313
	B	B3	3,000,000	Globo Comunições e Participações Ltd., 10.625% due 12/05/2008(c)	750,000
				LIN Holdings Corporation:
	B-	Caa1	750,000	10.725%** due 3/01/2008	720,000
	B-	Caa1	3,250,000	20.08%** due 3/01/2008	3,136,250
	B-	B3	950,000	Nextmedia Operating Inc., 10.75% due 7/01/2011	916,750
	B	B2	975,000	Sinclair Broadcast Group, 8.75% due 12/15/2011	992,063

					11,221,001

Cable – U.S. — 7.0%
	BB+	B1	3,000,000	CSC Holdings Inc., 7.625% due 4/01/2011	2,505,000
				Charter Communications Holdings:
	B-	B2	1,625,000	8.625% due 4/01/2009	1,121,250
	B-	B2	1,375,000	10.75% due 10/01/2009	962,500
	B	B3	450,000	Coaxial Communications/Phoenix, 10% due 8/15/2006	384,750
	B+	B1	2,500,000	Echostar DBS Corporation, 9.125% due 1/15/2009(c)	2,437,500
	B-	Caa1	3,750,000	Insight Communications, 12.886%** due 2/15/2011	1,256,250
	B+	B2	975,000	Mediacom Broadband LLC, 11% due 7/15/2013	892,125
	NR*	Caa1	1,750,000	Olympus Communications LP/Capital Corp., 10.625% due 11/15/2006(a)	1,242,500
	B	Ba3	1,175,000	Panamsat Corporation, 8.50% due 2/01/2012(c)	1,082,468

					11,884,343

Chemicals — 7.1%
	BB	B1	2,000,000	Equistar Chemicals LP, 10.125% due 9/01/2008	1,920,000
	B-	Caa1	2,000,000	Huntsman ICI Chemicals, 10.125% due 7/01/2009	1,780,000
	B-	Caa2	3,000,000	Huntsman ICI Holdings, 19.455%** due 12/31/2009	690,000
	BB-	B2	2,000,000	ISP ChemCo., 10.25% due 7/01/2011	2,000,000
	B+	B2	1,250,000	ISP Holdings, Inc., 10.625% due 12/15/2009	1,075,000
	BB-	Ba3	2,000,000	MacDermid, Inc., 9.125% due 7/15/2011	2,080,000
	BBB-	Ba1	1,250,000	Millennium America Inc., 9.25% due 6/15/2008	1,300,000
	B	B3	1,000,000	Noveon Inc., 11% due 2/28/2011	1,070,000
	NR*	NR*	145,722	Pioneer Companies, Inc., 5.355% due 12/31/2006	96,358

					12,011,358

CORPORATE HIGH YIELD FUND IV, INC.

SCHEDULE OF INVESTMENTS
(in U.S. dollars) (continued)
Industries	S&P Rating†	Moody’s Rating†	Face Amount	Corporate Bonds	Value
Consumer Products — 4.4%
	BB+	Ba3	$2,400,000	American Greetings, 11.75% due 7/15/2008	$2,604,000
	B-	B2	1,000,000	Chattem, Inc., 8.875% due 4/01/2008	1,002,500
	CCC+	Caa2	3,000,000	Samsonite Corporation, 10.75% due 6/15/2008	2,272,500
	B	B3	1,500,000	Simmons Company, 10.25% due 3/15/2009	1,593,750

					7,472,750

Diversified Media — 5.2%
				Premier Parks Inc.:
	B	B2	750,000	9.75% due 6/15/2007	691,875
	B	B2	425,000	9.971%** due 4/01/2008	368,688
	B	B3	4,500,000	Primedia, Inc., 8.875% due 5/15/2011	3,510,000
	B	B2	500,000	Six Flags Inc., 9.50% due 2/01/2009	451,250
	BBB	Baa2	2,000,000	World Color Press Inc., 7.75% due 2/15/2009	2,007,642
	B	B2	2,750,000	Yell Finance BV, 11.731%** due 8/01/2011	1,718,750

					8,748,205

Energy – Exploration & Production — 5.4%
	B-	B2	1,250,000	Baytex Energy Limited, 10.50% due 2/15/2011	1,265,625
	B	B2	575,000	Plains E&P Company, 8.75% due 7/01/2012(c)	570,688
	BB	B1	500,000	Pogo Producing Company, 8.25% due 4/15/2011	511,250
	B+	B2	3,000,000	Stone Energy Corporation, 8.25% due 12/15/2011	3,037,500
	BB-	Ba3	1,500,000	Vintage Petroleum, 8.25% due 5/01/2012	1,500,000
	BB-	Ba3	2,250,000	Westport Resources Corporation, 8.25% due 11/01/2011	2,317,500

					9,202,563

Energy – Other — 4.7%
	BB-	Ba3	1,000,000	BRL Universal Equipment, 8.875% due 2/15/2008	1,012,500
				El Paso Energy Partners:
	BB-	B1	900,000	8.50% due 6/01/2011	886,500
	BB-	B1	1,000,000	8.50% due 6/01/2011(c)	985,000
	BB-	B1	2,000,000	Hanover Equipment, Trust B, 8.75% due 9/01/2011(c)	1,840,000
	CCC	B3	750,000	Ocean Rig Norway AS, 10.25% due 6/01/2008	667,500
	B+	Ba3	2,000,000	Petroleum Geo-Services, 6.25% due 11/19/2003	860,000
	BB	Ba3	810,975	Port Arthur Finance Corporation, 12.50% due 1/15/2009	851,524
	B	B2	975,000	Trico Marine Services, 8.875% due 5/15/2012(c)	892,124

					7,995,148

Food/Tobacco — 6.8%
	B	B3	500,000	American Seafood Group LLC, 10.125% due 4/15/2010(c)	502,500
	CCC	Caa3	1,550,000	Aurora Foods Inc., 8.75% due 7/01/2008	902,875
	B+	Ba3	2,000,000	Constellation Brands Inc., 8.125% due 1/15/2012	2,060,000
	B+	B2	2,500,000	Cott Beverages Inc., 8% due 12/15/2011	2,543,750
	B-	Caa1	2,000,000	New World Pasta Company, 9.25% due 2/15/2009	1,900,000
	BB+	Ba2	3,000,000	Smithfield Foods Inc., 8% due 10/15/2009	2,865,000
	BB	Ba1	750,000	Yum! Brands Inc., 7.70% due 7/01/2012	763,125

					11,537,250

Gaming — 8.7%
	B+	B1	2,450,000	Boyd Gaming Corporation, 8.75% due 4/15/2012	2,535,750
	B	B2	1,000,000	Isle of Capri Casinos, 9% due 3/15/2012	1,012,500
	BB+	Ba2	2,000,000	MGM Grand Inc., 9.75% due 6/01/2007	2,160,000
	BB-	Ba3	1,250,000	Mandalay Resort Group, 10.25% due 8/01/2007	1,350,000
				Park Place Entertainment:
	BB+	Ba2	1,000,000	8.875% due 9/15/2008	1,035,000
	BB+	Ba2	2,000,000	8.125% due 5/15/2011	2,032,500
	B-	B3	750,000	Penn National Gaming Inc., 8.875% due 3/15/2010	742,500
	B	B2	1,000,000	Resorts International Hotel/Casino, 11.50% due 3/15/2009	901,250

CORPORATE HIGH YIELD FUND IV, INC.

SCHEDULE OF INVESTMENTS
(in U.S. dollars) (continued)
Industries	S&P Rating†	Moody’s Rating†	Face Amount	Corporate Bonds	Value
Gaming — Continued
	B+	B2	$1,100,000	Sun International Hotels, 8.875% due 8/15/2011(c)	$1,104,125
	B-	Caa1	1,800,000	Venetian Casino/LV Sands, 11% due 6/15/2010(c)	1,806,750

					14,680,375

Government – Foreign — 0.9%
	B+	B2	2,000,000	Federal Republic of Brazil, 14.50% due 10/15/2009	1,520,000

Health Care — 6.3%
				ALARIS Medical Systems, Inc.:
	B-	Caa1	1,000,000	9.75% due 12/01/2006	960,000
	B+	B2	1,500,000	11.625% due 12/01/2006	1,612,500
				Fisher Scientific International:
	B	B3	1,000,000	9% due 2/01/2008	1,035,000
	B	B3	525,000	8.125% due 5/01/2012	535,500
				Fresenius Medical Capital:
	B+	Ba2	500,000	Trust II, 7.875% due 2/01/2008	422,500
	B+	Ba2	2,000,000	Trust IV, 7.875% due 6/15/2011	1,650,000
	B-	B3	2,000,000	Insight Health Services, 9.875% due 11/01/2011	1,955,000
	CCC+	B3	1,000,000	Kinetic Concepts, Inc., 9.625% due 11/01/2007	965,000
	CCC	Caa1	2,575,000	Magellan Health Services, 9% due 2/15/2008	746,750
	BBB	Ba1	650,000	Manor Care Inc., 8% due 3/01/2008	669,500

					10,551,750

Housing — 4.6%
	B	B2	3,700,000	Building Materials Corporation, 8.625% due 12/15/2006	3,034,000
	BB-	Ba3	2,500,000	Forest City Enterprises Inc., 8.50% due 3/15/2008	2,503,125
	BB-	Ba1	1,000,000	Louisiana Pacific Corporation, 8.875% due 8/15/2010	1,046,280
	B	B3	1,000,000	US Industries Inc., 7.125% due 10/15/2003	852,500
	B	B1	325,000	WCI Communities Inc., 9.125% due 5/01/2012	299,000

					7,734,905

Information Technology — 2.6%
	B	B1	2,500,000	Amkor Technology Inc., 9.25% due 5/01/2006	1,825,000
	CCC+	B3	950,000	On Semiconductor Corporation, 12% due 5/15/2008(c)	750,500
	BB	Ba3	2,000,000	Solectron Corporation, 9.625% due 2/15/2009	1,860,000

					4,435,500

Leisure — 6.1%
	BB-	Ba3	1,000,000	Felcor Lodging LP, 8.50% due 6/01/2011	965,000
	BB-	Ba3	1,000,000	HMH Properties, Inc., 8.45% due 12/01/2008	968,750
	BBB-	Ba1	750,000	Hilton Hotels Corporation, 8.25% due 2/15/2011	755,362
	BBB-	Ba1	2,000,000	ITT Corporation, 7.375% due 11/15/2015	1,810,000
	B+	B1	2,000,000	Intrawest Corporation, 10.50% due 2/01/2010	2,070,000
	B+	B1	700,000	Meristar Hospitality Corp., 9% due 1/15/2008	665,000
	B	B2	3,000,000	Vail Resorts Inc., 8.75% due 5/15/2009	3,045,000

					10,279,112

Manufacturing — 6.4%
	B-	B3	1,475,000	Columbus McKinnon Corp., 8.50% due 4/01/2008	1,283,250
	B-	Caa1	2,000,000	Eagle-Picher Industries, 9.375% due 3/01/2008	1,560,000
				Foamex LP:
	B-	Caa2	650,000	13.50% due 8/15/2005	604,500
	B-	Caa2	850,000	9.875% due 6/15/2007	663,000
	B	B2	1,400,000	Johnsondiversey Inc., 9.625% due 5/15/2012(c)	1,386,000
	B+	B2	2,000,000	Joy Global Inc., 8.75% due 3/15/2012	2,040,000
	B+	B2	350,000	The Manitowoc Company Inc., 10.50% due 8/01/2012(c)	361,375

CORPORATE HIGH YIELD FUND IV, INC.

SCHEDULE OF INVESTMENTS
(in U.S. dollars) (continued)
Industries	S&P Rating†	Moody’s Rating†	Face Amount	Corporate Bonds	Value
Manufacturing — Continued
	B	B3	$550,000	Trimas Corporation, 9.875% due 6/15/2012(c)	$544,500
				Tyco International Group SA:
	BBB-	Ba2	1,950,000	6.375% due 2/15/2006	1,706,250
	BBB-	Ba2	875,000	6.375% due 10/15/2011	721,875

					10,870,750

Metal — 1.3%
	B-	B3	750,000	Great Lakes Carbon Corp., 10.25% due 5/15/2008(b)	523,125
	NR*	NR*	750,000	Kaiser Aluminum & Chemical Corp., 10.875% due 10/15/2006(a)	536,250
	BB	Ba3	1,000,000	Luscar Coal Ltd., 9.75% due 10/15/2011	1,070,000

					2,129,375

Packaging — 3.7%
	B –	B3	700,000	Berry Plastics, 10.75% due 7/15/2012	714,000
	B+	B2	2,000,000	Graphic Packaging Corporation, 8.625% due 2/15/2012	2,030,000
	BB	B2	2,500,000	Owens-Brockway Glass Container, 8.875% due 2/15/2009	2,568,750
	B –	Caa1	925,000	Pliant Corporation, 13% due 6/01/2010	929,625

					6,242,375

Paper — 3.8%
				Ainsworth Lumber Company:
	B –	B3	1,250,000	13.875% due 7/15/2007	1,350,000
	B –	B3	1,050,000	12.50% due 7/15/2007(b)	1,092,000
	B+	Ba2	1,000,000	Caraustar Industries Inc., 9.875% due 4/01/2011	1,015,000
				Doman Industries Limited(a):
	C	Ca	475,000	8.75% due 3/15/2004	99,750
	C	Ca	375,000	9.25% due 11/15/2007	78,750
	BB+	Ba2	2,000,000	Norske Skog of Canada, 8.625% due 6/15/2011	1,960,000
	BB+	Ba1	800,000	Tembec Industries Inc., 7.75% due 3/15/2012	772,000

					6,367,500

Service — 3.6%
	BB –	Ba3	525,000	Allied Waste North America, 8.875% due 4/01/2008	527,625
	B	B2	2,000,000	Coinmach Corporation, 9% due 2/01/2010	2,050,000
	CCC	Ca	2,750,000	Neff Corp., 10.25% due 6/01/2008	1,292,500
	B	B3	2,500,000	Williams Scotsman, Inc., 9.875% due 6/01/2007	2,150,000

					6,020,125

Steel — 1.6%
	BB –	B1	650,000	Oregon Steel Mills Inc., 10% due 7/15/2009(c)	670,313
	B	B2	2,000,000	UCAR Finance Inc., 10.25% due 2/15/2012	2,010,000

					2,680,313

Telecommunications — 1.2%
	B –	Caa1	2,000,000	Fairpoint Communications, 12.50% due 5/01/2010	1,380,000
	CCC+	B2	750,000	US West Capital Funding Inc., 6.875% due 7/15/2028	360,000
	D	Ca	2,575,000	WorldCom, Inc., 7.50% due 5/15/2011	354,063

					2,094,063

Transportation — 3.2%
	D	NR*	1,000,000	Autopistas del Sol SA, 10.25% due 8/01/2009(a)(c)	170,000
	BB –	B1	2,050,000	TFM, SA de CV, 11.75% due 6/15/2009	1,957,750
	BB –	Ba2	2,500,000	Teekay Shipping Corporation, 8.875% due 7/15/2011	2,587,500
	B+	B2	950,000	Transportacion Maritima Mexicana, SA de CV, 10.25% due 11/15/2006	598,500

					5,313,750

CORPORATE HIGH YIELD FUND IV, INC.

SCHEDULE OF INVESTMENTS
(in U.S. dollars) (continued)
Industries	S&P Rating†	Moody’s Rating†	Face Amount	Corporate Bonds	Value
Utilities — 10.5%
				The AES Corporation:
	BB –	Ba3	$600,000	8.75% due 12/15/2002	$528,000
	B	B2	550,000	8.375% due 8/15/2007	181,500
	BB –	Ba3	3,250,000	9.375% due 9/15/2010	1,738,750
	BB –	Ba3	2,425,000	8.875% due 2/15/2011	1,261,000
	CCC	Caa2	1,450,000	AES Drax Energy Ltd., 11.50% due 8/30/2010(a)	217,500
				CMS Energy Corporation:
	B+	B3	550,000	7.50% due 1/15/2009	418,000
	NR*	B3	675,000	8.50% due 4/15/2011	519,750
	BB	Ba2	950,000	CMS Panhandle Holding Company, 6.50% due 7/15/2009	824,413
	B+	B1	2,825,000	Calpine Canada Energy Finance, 8.50% due 5/01/2008	1,553,750
				Calpine Corporation:
	B+	B1	1,000,000	8.25% due 8/15/2005	560,000
	B+	B1	60,000	4% due 12/26/2006 (Convertible)(c)	33,900
	B+	B1	775,000	8.50% due 2/15/2011	406,875
	BBB –	Baa3	1,000,000	Consumers Energy Company, 7.375% due 9/15/2023	896,430
	BB	Ba1	750,000	ESI Tractebel Acquisition Corp., 7.99% due 12/30/2011	646,035
	BB –	Ba3	750,000	Midland Funding II, 11.75% due 7/23/2005	750,000
	BBB –	Ba1	3,800,000	Mirant Americas Generating Inc., 8.30% due 5/01/2011	2,508,000
	BB –	Ba2	3,500,000	Mission Energy Holdings, 13.50% due 7/15/2008	1,470,000
	B –	Caa1	1,425,000	Mission Resources Corporation, 10.875% due 4/01/2007	1,026,000
	B+	Ba2	400,000	Northwest Pipeline Corporation, 6.625% due 12/01/2007	360,000
	BB	Ba2	500,000	Sierra Pacific Power Company, 8% due 6/01/2008	469,880
	BBB –	Ba1	175,000	Western Resources Corporation, 7.875% due 5/01/2007(c)	166,862
	B	B1	1,800,000	Williams Companies Inc., 8.125% due 3/15/2012(c)	1,251,000

					17,787,645

Wireless Communications — 5.5%
	C	Caa3	1,000,000	American Cellular Corporation, 9.50% due 10/15/2009	135,000
	B –	Caa1	3,000,000	American Tower Corporation, 9.375% due 2/01/2009	1,860,000
	B	B3	3,000,000	Crown Castle International Corporation, 9.375% due 8/01/2011	1,875,000
	B	Caa1	2,500,000	Loral Cyberstar Inc., 10% due 7/15/2006	925,000
	D	Ca	500,000	McCaw International Ltd., 13% due 4/15/2007(a)	7,500
	B –	Caa1	3,000,000	Millicom International Cellular SA, 13.50% due 6/01/2006	930,000
	B	B3	1,450,000	Nextel Communications, Inc., 9.50% due 2/01/2011	1,102,000
	D	Ca	3,500,000	Nextel International Inc., 12.75% due 8/01/2010(a)	52,500
	CCC+	B3	4,000,000	Nextel Partners Inc., 11% due 3/15/2010	2,360,000

					9,247,000

				Total Investments in Corporate Bonds (Cost — $229,194,206) — 122.5%	206,912,017

				Short-Term Securities
Commercial Paper*** — 0.2%
			251,000	General Motors Acceptance Corp., 1.98% due 9/03/2002	251,000

				Total Investments in Short-Term Securities (Cost — $251,000) — 0.2%	251,000

				Total Investments (Cost — $229,445,206) — 122.7%	207,163,017
				Liabilities in Excess of Other Assets — (22.7%)	(38,265,719)

				Net Assets — 100.0%	$168,897,298

CORPORATE HIGH YIELD FUND IV, INC.

SCHEDULE OF INVESTMENTS
(in U.S. dollars) (concluded)

(a)	Non-income producing security.
(b)	Represents a pay-in-kind security which may pay interest/dividends in additional face/shares.
(c)	The security may be offered and sold to “qualified institutional buyers” under Rule 144A of the Securities Act of 1933.
*	Not Rated.
**	Represents a zero coupon or step bond; the interest rate shown reflects the effective yield at the time of purchase by the Fund.
***	Commercial Paper is traded on a discount basis; the interest rate shown reflects the discount rate paid at the time of purchase by the Fund.
†	Ratings of issues shown have not been audited by Deloitte & Touche LLP.

See Notes to Financial Statements.

CORPORATE HIGH YIELD FUND IV, INC.

STATEMENT OF ASSETS, LIABILITIES AND CAPITAL

As of August 31, 2002

Assets:
Investments, at value (identified cost — $229,445,206)		$207,163,017
Receivables:
Interest	$5,616,858
Loaned securities	403	5,617,261

Prepaid expenses and other assets		13,246

Total assets		212,793,524

Liabilities:
Loans		43,700,000
Payables:
Investment adviser	98,237
Custodian bank	45,451
Interest on loans	24,135	167,823

Accrued expenses		28,403

Total liabilities		43,896,226

Net Assets:
Net assets		$168,897,298

Capital:
Common Stock, $.10 par value, 200,000,000 shares authorized		$1,346,934
Paid-in capital in excess of par		191,166,869
Undistributed investment income — net	$1,982,815
Accumulated realized capital losses on investments — net	(3,317,131)
Unrealized depreciation on investments — net	(22,282,189)

Total accumulated losses — net		(23,616,505)

Total — Equivalent to $12.54 per share based on 13,469,339 shares of capital stock outstanding (market price — $12.50)		$168,897,298

See Notes to Financial Statements.

CORPORATE HIGH YIELD FUND IV, INC.

STATEMENT OF OPERATIONS

For the Period September 28, 2001† to August 31, 2002

Investment Income:
Interest		$22,173,615
Securities lending — net		4,998
Other		92,057

Total income		22,270,670

Expenses:
Investment advisory fees	$1,204,775
Loan interest expense	614,752
Borrowing costs	83,096
Professional fees	76,976
Accounting services	72,991
Transfer agent fees	30,288
Listing fees	28,293
Directors’ fees and expenses	20,005
Custodian fees	18,058
Printing and shareholder reports	15,121
Pricing services	11,696
Other	15,924

Total expenses before reimbursement	2,191,975
Reimbursement of expenses	(244,370)

Total expenses after reimbursement		1,947,605

Investment income — net		20,323,065

Realized & Unrealized Loss on Investments — Net:
Realized loss on investments — net		(3,313,349)
Unrealized depreciation on investments — net		(22,282,189)

Total realized and unrealized loss on investments — net		(25,595,538)

Net Decrease in Net Assets Resulting from Operations		$(5,272,473)

†	Commencement of operations.

See Notes to Financial Statements.

CORPORATE HIGH YIELD FUND IV, INC.

STATEMENT OF CHANGES IN NET ASSETS

For the Period September 28, 2001† to August 31, 2002

Increase (Decrease) in Net Assets:
Operations:
Investment income — net	$20,323,065
Realized loss on investments — net	(3,313,349)
Unrealized depreciation on investments — net	(22,282,189)

Net decrease in net assets resulting from operations	(5,272,473)

Dividends to Shareholders:
Dividends to shareholders from investment income — net	(18,344,032)

Capital Stock Transactions:
Proceeds from issuance of Common Stock	186,941,250
Value of shares issued to Common Stock shareholders in reinvestment of dividends	5,757,580
Offering costs resulting from the issuance of Common Stock	(285,032)

Net increase in net assets derived from capital stock transactions	192,413,798

Net Assets:
Total increase in net assets	168,797,293
Beginning of period	100,005

End of period*	$168,897,298

* Undistributed investment income — net	$1,982,815

†	Commencement of operations.

See Notes to Financial Statements.

CORPORATE HIGH YIELD FUND IV, INC.

STATEMENT OF CASH FLOWS

For the Period September 28, 2001† to August 31, 2002

Cash Provided by Operating Activities:
Net decrease in net assets resulting from operations	$(5,272,473)
Adjustments to reconcile net decrease in net assets resulting from operations to net cash provided by operating activities:
Increase in receivables	(5,617,261)
Increase in other assets	(13,246)
Increase in other liabilities	196,226
Realized and unrealized loss on investments — net	25,595,538
Amortization of discount	(4,466,448)

Net cash provided by operating activities	10,422,336

Cash Used for Investing Activities:
Proceeds from sales of long-term investments	114,986,122
Purchases of long-term investments	(343,413,662)
Proceeds from sales and maturities of short-term investments — net	135,433

Net cash used for investing activities	(228,292,107)

Cash Provided by Financing Activities:
Proceeds from issuance of Common Stock	186,941,250
Offering costs resulting from the issuance of Common Stock	(285,032)
Cash receipts from borrowings	114,900,000
Cash payments on borrowings	(71,200,000)
Dividend paid to shareholders	(12,586,452)

Net cash provided by financing activities	217,769,766

Cash:
Net decrease in cash	(100,005)
Cash at beginning of period	100,005

Cash at end of period	$—

Cash Flow Information:
Cash paid for interest	$590,617

Non-Cash Financing Activities:
Reinvestment of dividends paid to shareholders	$5,757,580

†	Commencement of operations.

See Notes to Financial Statements.

CORPORATE HIGH YIELD FUND IV, INC.

FINANCIAL HIGHLIGHTS

The following per share data and ratios have been derived  from information provided in the financial statements.
Decrease in Net Asset Value:

	For the Period September 28, 2001† to August 31, 2002
Per Share Operating Performance:
Net asset value, beginning of period	$14.33

Investment income — net	1.53

Realized and unrealized loss on investments — net	(1.92)

Total from investment operations	(.39)

Less dividends from investment income — net	(1.38)

Capital charge resulting from the issuance of Common Stock	(.02)

Net asset value, end of period	$12.54

Market price per share, end of period	$12.50

Total Investment Return:**
Based on market price per share	(7.97	%)‡

Based on net asset value per share	(3.36	%)‡

Ratios to Average Net Assets:
Expenses, net of reimbursement and excluding interest expense	.77	%*

Expenses, net of reimbursement	1.13	%*

Expenses	1.27	%*

Investment income — net	11.81	%*

Leverage:
Amount of borrowings outstanding, end of period (in thousands)	$43,700

Average amount of borrowings outstanding during the period (in thousands)	$30,880

Average amount of borrowings outstanding per share during the period	$2.37

Supplemental Data:
Net assets, end of period (in thousands)	$168,897

Portfolio turnover	59.96%

*	Annualized.
**
Total investment returns based on market value, which can be significantly greater or lesser than the net asset value, may result in substantially different returns. Total investment returns exclude the effects of sales charges. The Fund’s Investment Adviser waived a portion of its management fee. Without such waiver, the Fund’s performance would have been lower.

†	Commencement of operations.
‡	Aggregate total investment return.

See Notes to Financial Statements.

CORPORATE HIGH YIELD FUND IV, INC.

NOTES TO FINANCIAL STATEMENTS

August 31, 2002

1.    Significant Accounting Policies:

Corporate High Yield Fund IV, Inc. (the “Fund”) is registered under the Investment Company Act of 1940 as a diversified, closed-end management investment company. Prior to commencement of operations on September 28, 2001, the Fund had no operations other than those relating to organizational matters and the sale of 6,667 shares of Common Stock on September 17, 2001 to Fund Asset Management, L.P. (“FAM”) for $100,005. The Fund’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which may require the use of management accruals and estimates. The Fund determines and makes available for publication the net asset value of its Common Stock on a weekly basis. The Fund’s Common Stock is listed on the New York Stock Exchange under the symbol HYW. The following is a summary of significant accounting policies followed by the Fund.

(a)  Valuation of investments — Portfolio securities are valued on the basis of prices furnished by one or more pricing services that determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. In certain circumstances, portfolio securities are valued at the last sale price on the exchange that is the primary market for such securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. The value of interest rate swaps, caps and floors is determined in accordance with a formula and then confirmed periodically by obtaining a bank quotation. Financial futures contracts and options thereon, which are traded on exchanges, are valued at their closing prices as of the close of such exchanges. Options written or purchased are valued at the last sale price in the case of exchange-traded options. In the case of options traded in the over-the-counter market, valuation is the last asked price (options written) or the last bid price (options purchased). Obligations with remaining maturities of sixty days or less are valued at amortized cost, which approximates market value, unless this method no longer produces fair valuations. Rights or warrants to acquire stock, or stock acquired pursuant to the exercise of a right or warrant, may be valued taking into account various factors such as original cost to the Fund, earnings and net worth of the issuer, market prices for securities of similar issuers, assessment of the issuer’s future prosperity, liquidation value or third party transactions involving the issuer’s securities. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Board of Directors of the Fund.

(b)  Derivative financial instruments — The Fund may engage in various portfolio investment strategies to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. Losses may arise due to changes in the value of the contract or if the counterparty does not perform under the contract.

•
Options — The Fund is authorized to write and purchase call and put options. When the Fund writes an option, an amount equal to the premium received by the Fund is reflected as an asset and an equivalent liability. The amount of the liability is subsequently marked to market to reflect the current market value of the option written.

When a security is purchased or sold through an exercise of an option, the related premium paid (or received) is added to (or deducted from) the basis of the security acquired or deducted from (or added to) the proceeds of the security sold. When an option expires (or the Fund enters into a closing transaction), the Fund realizes a gain or loss on the option to the extent of the premiums received or paid (or gain or loss to the extent the cost of the closing transaction exceeds the premium paid or received).

CORPORATE HIGH YIELD FUND IV, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Written and purchased options are non-income producing investments.

•
Financial futures contracts — The Fund may purchase or sell financial futures contracts and options on such futures contracts for the purpose of hedging the market risk on existing securities or the intended purchase of securities. Futures contracts are contracts for delayed delivery of securities at a specific future date and at a specific price or yield. Upon entering into a contract, the Fund deposits and maintains as collateral such initial margin as required by the exchange on which the transaction is effected. Pursuant to the contract, the Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as variation margin and are recorded by the Fund as unrealized gains or losses. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

•
Interest rate transactions — The Fund is authorized to enter into interest rate swaps and purchase or sell interest rate caps and floors. In an interest rate swap, the Fund exchanges with another party their respective commitments to pay or receive interest on a specified notional principal amount. The purchase of an interest rate cap (or floor) entitles the purchaser, to the extent that a specified index exceeds (or falls below) a predetermined interest rate, to receive payments of interest equal to the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate cap (or floor).

(c)  Income taxes — It is the Fund’s policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Therefore, no Federal income tax provision is required.

(d)  Security transactions and investment income — Security transactions are recorded on the dates the transactions are entered into (the trade dates). Realized gains and losses on security transactions are determined on the identified cost basis. Dividend income is recorded on the ex-dividend dates. Interest income is recognized on the accrual basis.

(e)  Offering expenses — Direct expenses relating to the public offering of the Fund’s Common Stock were charged to capital at the time of issuance of the shares.

(f)  Dividends and distributions — Dividends from net investment income are declared and paid monthly. Distributions of capital gains are recorded on the ex-dividend dates.

(g)  Securities lending — The Fund may lend securities to financial institutions that provide cash or securities issued or guaranteed by the U.S. government as collateral, which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. Where the Fund receives securities as collateral for the loaned securities, it collects a fee from the borrower. The Fund typically receives the income on the loaned securities but does not receive the income on the collateral. Where the Fund receives cash collateral, it may invest such collateral and retain the amount earned on such investment, net of any amount rebated to the borrower. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within five business days. The Fund may pay reasonable finder’s, lending agent, administrative and custodial fees in connection with its loans. In the event that the borrower defaults on its obligation to return borrowed securities because of insolvency or for any other reason, the Fund could experience delays and costs in gaining access to the collateral. The Fund also could suffer a loss where the value of the collateral falls below the market value of the borrowed securities, in the event of borrower default or in the event of losses on investments made with cash collateral.

(h)  Custodian bank — The Fund recorded an amount payable to the custodian bank reflecting an overnight overdraft which resulted from management estimates of available cash.

CORPORATE HIGH YIELD FUND IV, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(i)  Reclassification — Accounting principles generally accepted in the United States of America require that certain components of net assets be adjusted to reflect permanent differences between financial and tax reporting. Accordingly, the current year’s permanent book/tax differences of $3,782 have been reclassified between accumulated net realized capital losses and undistributed net investment income. These reclassifications have no effect on net assets or net asset value per share.

2.    Investment Advisory Agreement and Transactions with Affiliates:

The Fund has entered into an Investment Advisory Agreement with FAM. The general partner of FAM is Princeton Services, Inc. (“PSI”), an indirect, wholly-owned subsidiary of Merrill Lynch & Co., Inc. (“ML & Co.”), which is the limited partner.

FAM is responsible for the management of the Fund’s portfolio and provides the necessary personnel, facilities, equipment and certain other services necessary to the operation of the Fund. For such services, the Fund pays a monthly fee at an annual rate of .60% of the Fund’s average weekly net assets plus the proceeds of any outstanding principal borrowed. For the period September 28, 2001 to August 31, 2002, FAM earned fees of $1,204,775, of which $244,370 was waived.

The Fund has received an exemptive order from the Securities and Exchange Commission permitting it to lend portfolio securities to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or its affiliates. Pursuant to that order, the Fund also has retained QA Advisors, LLC (“QA Advisors”), an affiliate of FAM, as the securities lending agent for a fee based on a share of the returns on investment of cash collateral. QA Advisors may, on behalf of the Fund, invest cash collateral received by the Fund for such loans, among other things, in a private investment company managed by QA Advisors or in registered money market funds advised by FAM or its affiliates. For the period September 28, 2001 to August 31, 2002, QA Advisors received $2,143 in securities lending agent fees.

During the period September 28, 2001 to August 31, 2002, MLPF&S received underwriting fees of $8,100,000 in connection with the issuance of the Fund’s Common Stock.

For the period September 28, 2001 to August 31, 2002, the Fund reimbursed FAM $6,579 for certain accounting services.

Certain officers and/or directors of the Fund are officers and/or directors of FAM, PSI, and/or ML & Co.

3.    Investments:

Purchases and sales of investments, excluding short-term securities, for the period September 28, 2001 to August 31, 2002 were $343,413,662 and $114,986,122, respectively.

Net realized gains (losses) for the period September 28, 2001 to August 31, 2002 and net unrealized losses as of August 31, 2002 were as follows:

	Realized Gains (Losses)	Unrealized Losses
Long-term investments	$(3,313,659)	$(22,282,189)
Short-term investments	310	—

Total	$(3,313,349)	$(22,282,189)

CORPORATE HIGH YIELD FUND IV, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of August 31, 2002, net unrealized depreciation for Federal income tax purposes aggregated $22,325,162, of which $5,733,410 related to appreciated securities and $28,058,572 related to depreciated securities. The aggregate cost of investments at August 31, 2002 for Federal income tax purposes was $229,488,179.

4.    Capital Share Transactions:

The Fund is authorized to issue 200,000,000 shares of capital stock, par value $.10, all of which were initially classified as Common Stock. The Board of Directors is authorized, however, to classify and reclassify any unissued shares of capital stock without approval of the holders of Common Stock.

Shares issued and outstanding during the period September 28, 2001 to August 31, 2002 increased by 13,050,000 from shares sold and by 412,672 as a result of dividend reinvestment.

5.    Short-Term Borrowings:

On December 7, 2001, the Fund entered into a $110,000,000 revolving credit and security agreement with Citibank, N.A. and other lenders (the “Lenders”). The Fund may borrow money (i) through a line of credit from certain Lenders at the Eurodollar rate plus .75%, or the highest of the Federal Funds rate plus .50%, a base rate as determined by Citibank, N.A. and/or the latest three-week moving average of secondary market morning offering rates in the United States for three-month certificates of deposit of major United States money market banks plus .50%, or (ii) through the issuance of commercial paper notes by certain Lenders at rates of interest equivalent to the weighted average of the per annum rates paid or payable by such Lenders in respect of those commercial paper notes.

For the period September 28, 2001 to August 31, 2002, the average amount borrowed was approximately $30,880,000 and the daily weighted average interest rate was 2.14%. For the period September 28, 2001 to August 31, 2002, facility and commitment fees aggregated approximately $83,000.

As security for its obligations to the Lenders under the revolving credit and security agreement, the Fund has granted a security interest in substantially all of its assets to and in favor of the Lenders.

6.    Distributions to Shareholders:

On September 5, 2002, an ordinary income dividend of $.139803 was declared. The dividend was paid on September 30, 2002, to shareholders of record on September 17, 2002.

The tax character of distributions paid during the period September 28, 2001 to August 31, 2002 was as follows:

9/28/2001† to 8/31/2002
Distributions paid from:
Ordinary income	$18,344,032

Total taxable distributions	$18,344,032

†	Commencement of operations.

CORPORATE HIGH YIELD FUND IV, INC.

NOTES TO FINANCIAL STATEMENTS — (Concluded)

As of August 31, 2002, the components of accumulated losses on a tax basis were as follows:

Undistributed ordinary income — net	$2,215,664
Undistributed long-term capital gains — net	—

Total undistributed earnings — net	2,215,664
Capital loss carryforward	—
Unrealized losses — net	(25,832,169	)*

Total accumulated losses — net	$(23,616,505)

*
The difference between book-basis and tax-basis net unrealized losses is attributable primarily to the tax deferral of losses on wash sales, cumulative adjustment and additional accruals on securities in default, the cumulative PIK/Step adjustments, and the deferral of post-October capital losses for tax purposes.

Audited Financial Statements for
Corporate High Yield Fund V, Inc.
for the Period from November 30, 2001
(commencement of operations) to August 31, 2002

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders,
Corporate High Yield Fund V, Inc.:

We have audited the accompanying statement of assets, liabilities and capital, including the schedule of investments, of Corporate High Yield Fund V, Inc. as of August 31, 2002, the related statements of operations, cash flows and changes in net assets, and the financial highlights for the period November 30, 2001 (commencement of operations) to August 31, 2002. These financial statements and the financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at August 31, 2002, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Corporate High Yield Fund V, Inc. as of August 31, 2002, the results of its operations, the changes in its net assets, its cash flows, and the financial highlights for the stated period in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
New York, New York
October 11, 2002

CORPORATE HIGH YIELD FUND V, INC.

SCHEDULE OF INVESTMENTS
(in U.S. dollars)

August 31, 2002

Industries	S&P Ratings†	Moody’s Ratings†	Face Amount	Corporate Bonds	Value
Aerospace & Defense — 0.9%
	B-	B3	$2,000,000	Transdigm, Inc., 10.375% due 12/01/2008(b)	$2,040,000

Airlines — 2.3%
	A-	B1	3,000,000	American Airlines, 7.80% due 10/01/2006	2,709,248
	BBB	Ba2	1,009,469	Continental Airlines Inc., 7.033% due 6/15/2011	763,946
	CC	Ca	5,000,000	USAir Inc., 10.375% due 3/01/2013(a)	1,900,000

					5,373,194

Automotive — 2.3%
	BB+	Ba2	2,000,000	AutoNation Inc., 9% due 8/01/2008	2,090,000
	B	B3	575,000	Metaldyne Corporation, 11% due 6/15/2012(b)	504,562
	B	B2	635,000	Stoneridge Inc., 11.50% due 5/01/2012	654,050
	B	B3	2,175,000	United Auto Group Inc., 9.625% due 3/15/2012(b)	2,196,750

					5,445,362

Broadcasting — 6.6%
	CCC+	B3	2,000,000	Acme Television/Finance, 10.875% due 9/30/2004	1,950,000
	B+	B1	825,000	Corus Entertainment Inc., 8.75% due 3/01/2012	831,188
	B-	B2	1,800,000	Emmis Communications Corporation, 8.125% due 3/15/2009	1,791,000
	B-	B3	2,200,000	Entravision Communications Corporation, 8.125% due 3/15/2009	2,249,500
	B	B3	1,000,000	Globo Comunicações e Participações Ltd., 10.625% due 12/05/2008(b)	250,000
				LIN Holdings Corporation:
	B-	Caa1	4,400,000	16.958%** due 3/01/2008	4,224,000
	B-	Caa1	1,500,000	21.688%** due 3/01/2008	1,447,500
	B-	B3	1,300,000	Nextmedia Operating Inc., 10.75% due 7/01/2011	1,254,500
	B	B2	1,300,000	Sinclair Broadcast Group, 8.75% due 12/15/2011	1,322,750

					15,320,438

Cable – U.S. — 7.3%
	BB+	B1	5,000,000	CSC Holdings Inc., 7.875% due 2/15/2018	3,800,000
				Charter Communications Holdings:
	B-	B2	3,150,000	8.625% due 4/01/2009	2,173,500
	B-	B2	1,850,000	10.75% due 10/01/2009	1,295,000
	B	B3	550,000	Coaxial Communications/Phoenix, 10% due 8/15/2006	470,250
	B+	B1	3,500,000	Echostar DBS Corporation, 9.125% due 1/15/2009(b)	3,412,500
	B-	Caa1	4,500,000	Insight Communications, 12.434%** due 2/15/2011	1,507,500
	B+	B2	1,300,000	Mediacom Broadband LLC, 11% due 7/15/2013	1,189,500
	NR*	Caa1	2,100,000	Olympus Communications LP/Capital Corp., 10.625% due 11/15/2006(a)	1,491,000
	B	Ba3	1,650,000	Panamsat Corporation, 8.50% due 2/01/2012(b)	1,520,063

					16,859,313

Chemicals — 5.9%
	BB	B1	3,000,000	Equistar Chemicals LP, 10.125% due 9/01/2008(b)	2,880,000
	B-	Caa1	2,750,000	Huntsman ICI Chemicals, 10.125% due 7/01/2009	2,447,500
	B-	Caa2	4,000,000	Huntsman ICI Holdings, 19.455%** due 12/31/2009	920,000
	B+	B2	4,500,000	ISP Holdings, Inc., 10.625% due 12/15/2009	3,870,000
	BB-	Ba3	2,000,000	MacDermid, Inc., 9.125% due 7/15/2011	2,080,000
	BBB-	Ba1	1,500,000	Millennium America Inc., 9.25% due 6/15/2008	1,560,000
	NR*	NR*	72,861	Pioneer Companies, Inc., 5.355% due 12/31/2006(d)	48,178

					13,805,678

Consumer Products — 4.1%
	BB+	Ba3	3,100,000	American Greetings, 11.75% due 7/15/2008	3,363,500
	B-	B2	1,000,000	Chattem, Inc., 8.875% due 4/01/2008	1,002,500

CORPORATE HIGH YIELD FUND V, INC.

SCHEDULE OF INVESTMENTS
(in U.S. dollars) (continued)
Industries	S&P Ratings†	Moody’s Ratings†	Face Amount	Corporate Bonds	Value
Consumer Products — (Continued)
	CCC+	Caa2	$4,000,000	Samsonite Corporation, 10.75% due 6/15/2008(b)	$3,030,000
	B	B3	2,000,000	Simmons Company, 10.25% due 3/15/2009	2,125,000

					9,521,000

Diversified Media — 6.2%
				Premier Parks Inc.:
	B	B2	1,250,000	9.75% due 6/15/2007	1,153,125
	B	B2	575,000	9.971%** due 4/01/2008	498,813
	B	B3	5,750,000	Primedia, Inc., 8.875% due 5/15/2011	4,485,000
	B	B2	500,000	Six Flags Inc., 9.50% due 2/01/2009	451,250
				World Color Press Inc.:
	BBB	Baa2	2,500,000	8.375% due 11/15/2008	2,663,918
	BBB	Baa2	2,500,000	7.75% due 2/15/2009	2,509,553
	B	B2	4,250,000	Yell Finance BV, 11.707%** due 8/01/2011	2,656,250

					14,417,909

Energy – Exploration & Production — 4.6%
	B-	B2	1,400,000	Baytex Energy Limited, 10.50% due 2/15/2011	1,417,500
	B+	B2	4,000,000	Stone Energy Corporation, 8.25% due 12/15/2011	4,050,000
	BB-	Ba3	2,250,000	Vintage Petroleum, 8.25% due 5/01/2012	2,250,000
	BB-	Ba3	3,000,000	Westport Resources Corporation, 8.25% due 11/01/2011	3,090,000

					10,807,500

Energy – Other — 5.2%
	BB-	Ba3	1,500,000	BRL Universal Equipment, 8.875% due 2/15/2008	1,518,750
				El Paso Energy Partners:
	BB-	B1	1,300,000	8.50% due 6/01/2011	1,280,500
	BB-	B1	1,250,000	8.50% due 6/01/2011(b)	1,231,250
	BB-	B1	2,500,000	Hanover Equipment, Trust B, 8.75% due 9/01/2011(b)	2,300,000
	B+	Ba2	525,000	Northwest Pipeline Corporation, 6.625% due 12/01/2007	472,500
	CCC	B3	1,250,000	Ocean Rig Norway AS, 10.25% due 6/01/2008	1,112,500
	B+	Ba3	2,750,000	Petroleum Geo-Services, 6.25% due 11/19/2003	1,182,500
	B	B2	775,000	Plains E&P Company, 8.75% due 7/01/2012(b)	769,188
	BB	Ba3	737,250	Port Arthur Finance Corporation, 12.50% due 1/15/2009	774,113
	B+	B2	250,000	Tesoro Petroleum Corp., 9% due 7/01/2008	185,000
	B	B2	1,325,000	Trico Marine Services, 8.875% due 5/15/2012(b)	1,212,375

					12,038,676

Food/Tobacco — 5.6%
	B	B3	700,000	American Seafood Group LLC, 10.125% due 4/15/2010	703,500
	CCC	Caa3	2,000,000	Aurora Foods Inc., 8.75% due 7/01/2008	1,165,000
	B+	Ba3	2,750,000	Constellation Brands Inc., 8.125% due 1/15/2012	2,832,500
	B+	B2	3,000,000	Cott Beverages Inc., 8% due 12/15/2011	3,052,500
	B-	Caa1	3,000,000	New World Pasta Company, 9.25% due 2/15/2009	2,850,000
	BB+	Ba2	1,225,000	Smithfield Foods Inc., 8% due 10/15/2009	1,169,874
	BB	Ba1	1,250,000	Yum! Brands Inc., 7.70% due 7/01/2012	1,271,875

					13,045,249

Gaming — 8.5%
	B+	B1	3,000,000	Boyd Gaming Corporation, 8.75% due 4/15/2012	3,105,000
	B	B2	2,000,000	Isle of Capri Casinos, 9% due 3/15/2012	2,025,000
	BB+	Ba2	1,500,000	MGM Grand Inc., 9.75% due 6/01/2007	1,620,000
	BB-	Ba3	1,500,000	Mandalay Resort Group, 10.25% due 8/01/2007	1,620,000
				Park Place Entertainment:
	BB+	Ba2	2,500,000	7.875% due 3/15/2010	2,512,500
	BB+	Ba2	1,500,000	8.125% due 5/15/2011	1,524,375

CORPORATE HIGH YIELD FUND V, INC.

SCHEDULE OF INVESTMENTS
(in U.S. dollars) (continued)
Industries	S&P Ratings†	Moody’s Ratings†	Face Amount	Corporate Bonds	Value
Gaming — (Continued)
	B-	B3	$2,000,000	Penn National Gaming Inc., 8.875% due 3/15/2010	$1,980,000
	B	B2	1,500,000	Resorts International Hotel/Casino, 11.50% due 3/15/2009	1,351,875
	B+	B2	1,525,000	Sun International Hotels, 8.875% due 8/15/2011(b)	1,530,719
	B-	Caa1	2,475,000	Venetian Casino/LV Sands, 11% due 6/15/2010(b)	2,484,281

					19,753,750

Government – Foreign — 0.9%
	B+	B2	2,750,000	Federal Republic of Brazil, 14.50% due 10/15/2009	2,090,000

Health Care — 5.3%
	B-	Caa1	3,500,000	ALARIS Medical Systems, Inc., 9.75% due 12/01/2006	3,360,000
				Fisher Scientific International:
	B	B3	1,000,000	9% due 2/01/2008	1,035,000
	B	B3	3,000,000	8.125% due 5/01/2012	3,060,000
	B+	Ba2	500,000	Fresenius Medical Capital Trust II, 7.875% due 2/01/2008	422,500
	B+	Ba2	3,000,000	Fresenius Medical Capital Trust IV, 7.875% due 6/15/2011	2,475,000
	CCC	Caa1	3,600,000	Magellan Health Services, 9% due 2/15/2008	1,044,000
	BBB	Ba1	925,000	Manor Care Inc., 8% due 3/01/2008	952,750

					12,349,250

Housing — 4.4%
	B	B2	5,050,000	Building Materials Corporation, 8.625% due 12/15/2006	4,141,000
	BB-	Ba3	3,500,000	Forest City Enterprises Inc., 8.50% due 3/15/2008	3,504,374
	BB-	Ba1	1,500,000	Louisiana Pacific Corporation, 8.875% due 8/15/2010	1,569,421
	B	B1	1,000,000	WCI Communities Inc., 9.125% due 5/01/2012	920,000

					10,134,795

Information Technology — 3.3%
	B	B1	4,000,000	Amkor Technology Inc., 9.25% due 5/01/2006	2,920,000
	CCC+	B3	2,750,000	On Semiconductor Corporation, 12% due 5/15/2008(b)	2,172,500
	BB	Ba3	2,750,000	Solectron Corporation, 9.625% due 2/15/2009	2,557,500

					7,650,000

Leisure — 5.9%
	BB-	Ba3	1,000,000	Felcor Lodging LP, 8.50% due 6/01/2011	965,000
	BB-	Ba3	2,000,000	HMH Properties, Inc., 8.45% due 12/01/2008	1,937,500
	BBB-	Ba1	1,000,000	Hilton Hotels Corporation, 8.25% due 2/15/2011	1,007,149
				ITT Corporation (New):
	BBB-	Ba1	1,000,000	7.375% due 11/15/2015	905,000
	BBB-	Ba1	1,500,000	7.75% due 11/15/2025	1,305,000
	B+	B1	2,500,000	Intrawest Corporation, 9.75% due 8/15/2008	2,550,000
				Meristar Hospitality Corp.:
	B+	B1	600,000	9% due 1/15/2008	570,000
	B+	B1	1,500,000	10.50% due 6/15/2009	1,500,000
	B	B2	3,000,000	Vail Resorts Inc., 8.75% due 5/15/2009	3,045,000

					13,784,649

Manufacturing — 6.3%
	B-	B3	1,175,000	Columbus McKinnon Corp., 8.50% due 4/01/2008	1,022,250
	B-	Caa1	2,000,000	Eagle-Picher Industries, 9.375% due 3/01/2008	1,560,000
				Foamex LP:
	B-	Caa2	850,000	13.50% due 8/15/2005	790,500
	B-	Caa2	1,150,000	9.875% due 6/15/2007	897,000
	B	B2	3,000,000	Johnson Diversey Inc., 9.625% due 5/15/2012(b)	2,970,000
	B+	B2	2,750,000	Joy Global Inc., 8.75% due 3/15/2012	2,805,000
	B+	B2	475,000	The Manitowoc Company Inc., 10.50% due 8/01/2012(b)	490,438
	B	B3	800,000	Trimas Corporation, 9.875% due 6/15/2012(b)	792,000

CORPORATE HIGH YIELD FUND V, INC.

SCHEDULE OF INVESTMENTS
(in U.S. dollars) (continued)
Industries	S&P Ratings†	Moody’s Ratings†	Face Amount	Corporate Bonds	Value
Manufacturing — (Continued)
				Tyco International Group SA:
	BBB-	Ba2	$2,600,000	6.375% due 2/15/2006	$2,275,000
	BBB-	Ba2	1,175,000	6.375% due 10/15/2011	969,375

					14,571,563

Metal — 1.8%
	B-	B3	1,000,000	Great Lakes Carbon Corp., 6.97% due 5/15/2008(c)	697,500
	NR*	NR*	750,000	Kaiser Aluminum & Chemical Corp., 10.875% due 10/15/2006(a)	536,250
	B	B2	3,000,000	UCAR Finance Inc., 10.25% due 2/15/2012	3,015,000

					4,248,750

Multi-Sector Holdings — 3.9%
	NR*	Ba1	9,990,000	Morgan Stanley Tracers, 8.20% due 5/01/2012(b)(d)	9,087,903

Packaging — 3.6%
	B-	B3	950,000	Berry Plastics, 10.75% due 7/15/2012	969,000
	B+	B2	2,750,000	Graphic Packaging Corporation, 8.625% due 2/15/2012	2,791,250
	BB	B2	3,500,000	Owens-Brockway Glass Container, 8.875% due 2/15/2009	3,596,250
	B-	Caa1	1,000,000	Pliant Corporation, 13% due 6/01/2010	1,005,000

					8,361,500

Paper — 3.7%
	B-	B3	2,750,000	Ainsworth Lumber Company, 13.875% due 7/15/2007	2,970,000
	B+	Ba2	1,500,000	Caraustar Industries Inc., 9.875% due 4/01/2011	1,522,500
				Doman Industries Limited(a):
	C	Ca	650,000	8.75% due 3/15/2004	136,500
	C	Ca	525,000	9.25% due 11/15/2007	110,250
	BB+	Ba2	3,000,000	Norske Skog of Canada, 8.625% due 6/15/2011	2,940,000
	BB+	Ba1	1,000,000	Tembec Industries Inc., 7.75% due 3/15/2012	965,000

					8,644,250

Service — 3.7%
	BB-	Ba3	675,000	Allied Waste North America, 8.875% due 4/01/2008	678,375
	B	B2	2,750,000	Coinmach Corporation, 9% due 2/01/2010	2,818,750
	CCC	Ca	4,250,000	Neff Corp., 10.25% due 6/01/2008	1,997,500
	B	B3	3,500,000	Williams Scotsman, Inc., 9.875% due 6/01/2007	3,010,000

					8,504,625

Steel — 0.4%
	BB-	B1	875,000	Oregon Steel Mills Inc., 10% due 7/15/2009(b)	902,343

Telecommunications — 1.2%
	B-	Caa1	2,500,000	Fairpoint Communications, 12.50% due 5/01/2010	1,725,000
	CCC+	B2	1,050,000	US West Capital Funding Inc., 6.875% due 7/15/2028	504,000
	D	Ca	3,575,000	WorldCom, Inc., 7.50% due 5/15/2011	491,563

					2,720,563

Transportation — 3.1%
	D	NR*	1,000,000	Autopistas del Sol SA, 10.25% due 8/01/2009(a)(b)	170,000
	BB-	B1	2,750,000	TFM, SA de CV, 11.75% due 6/15/2009	2,626,250
	BB-	Ba2	3,500,000	Teekay Shipping Corporation, 8.875% due 7/15/2011	3,622,500
	B+	B2	1,300,000	Transportacion Maritima Mexicana, SA de CV, 10.25% due 11/15/2006	819,000

					7,237,750

CORPORATE HIGH YIELD FUND V, INC.

SCHEDULE OF INVESTMENTS
(in U.S. dollars) (concluded)
Industries	S&P Ratings†	Moody’s Ratings†	Face Amount	Corporate Bonds	Value
Utilities — 9.7%
				The AES Corporation:
	BB-	Ba3	$775,000	8.75% due 12/15/2002	$682,000
	BB-	Ba3	3,250,000	8.875% due 2/15/2011	1,690,000
	BB-	Ba3	4,300,000	9.375% due 9/15/2010	2,300,500
				CMS Energy Corporation:
	B+	B3	750,000	7.50% due 1/15/2009	570,000
	NR*	B3	975,000	8.50% due 4/15/2011	750,750
	BB	Ba2	1,325,000	CMS Panhandle Holding Company, 6.50% due 7/15/2009	1,149,839
	B+	B1	3,850,000	Calpine Canada Energy Finance, 8.50% due 5/01/2008	2,117,500
				Calpine Corporation:
	B+	B1	1,250,000	8.25% due 8/15/2005	700,000
	B+	B1	85,000	4% due 12/26/2006 (Convertible)(b)	48,025
	B+	B1	925,000	8.50% due 2/15/2011	485,625
	BBB-	Baa3	1,250,000	Consumers Energy Company, 7.375% due 9/15/2023	1,120,539
	BB	Ba1	1,000,000	ESI Tractebel Acquisition Corp., 7.99% due 12/30/2011	861,380
	BB-	Ba3	1,000,000	Midland Funding II, 11.75% due 7/23/2005	1,000,000
	BBB-	Ba1	4,550,000	Mirant Americas Generating Inc., 8.30% due 5/01/2011	3,003,000
	BBB –	Ba1	250,000	Western Resources Corporation, 7.875% due 5/01/2007(b)	238,375
	B	B1	2,450,000	Williams Companies Inc., 8.125% due 3/15/2012(b)	1,702,750
	BB-	Ba2	4,750,000	Mission Energy Holdings, 13.50% due 7/15/2008	1,995,000
	B-	Caa1	2,075,000	Mission Resources Corporation, 10.875% due 4/01/2007	1,494,000
	BB	Ba2	750,000	Sierra Pacific Power Company, 8% due 6/01/2008	704,820

					22,614,103

Wireless Communications — 5.2%
	B –	Caa1	4,250,000	American Tower Corporation, 9.375% due 2/01/2009	2,635,000
	B	B3	4,250,000	Crown Castle International Corp., 9.375% due 8/01/2011	2,656,250
	B	Caa1	3,500,000	Loral Cyberstar Inc., 10% due 7/15/2006	1,295,000
	B –	Caa1	3,500,000	Millicom International Cellular SA, 13.50% due 6/01/2006	1,085,000
	B	B3	1,450,000	Nextel Communications, Inc., 9.50% due 2/01/2011	1,102,000
	D	Ca	3,500,000	Nextel International Inc., 12.75% due 8/01/2010(a)	52,500
				Nextel Partners Inc.:
	CCC+	B3	2,500,000	11% due 3/15/2010	1,475,000
	CCC+	B3	3,000,000	11% due 3/15/2010(b)	1,770,000

					12,070,750

				Total Investments (Cost — $314,364,474) — 121.9%	283,400,863
				Liabilities in Excess of Other Assets — (21.9%)	(50,980,249)

				Net Assets — 100.0%	$232,420,614

*	Not Rated.
**	Represents a zero coupon or step bond; the interest rate shown reflects the effective yield at the time of purchase by the Fund.
(a)	Non-income producing security.
(b)	The security may be offered and sold to “qualified institutional buyers” under Rule 144A of the Securities Act of 1933.
(c)	Represents a pay-in-kind security which may pay interest/dividends in additional face/shares.
(d)	Floating rate note.
†	Ratings of issues shown have not been audited by Deloitte & Touche LLP.

See Notes to Financial Statements.

CORPORATE HIGH YIELD FUND V, INC.

STATEMENT OF ASSETS, LIABILITIES AND CAPITAL

As of August 31, 2002

Assets:
Investments, at value (identified cost — $314,364,474)		$283,400,863
Cash		176,024
Receivables:
Interest	$7,663,884
Loaned securities	232	7,664,116

Prepaid expenses		9,196

Total assets		291,250,199

Liabilities:
Loans		58,400,000
Payables:
Organization costs	230,377
Investment adviser	134,470
Interest on loans	32,290	397,137

Accrued expenses and other liabilities		32,448

Total liabilities		58,829,585

Net Assets:
Net Assets		$232,420,614

Capital:
Common Stock, $.10 par value, 200,000,000 shares authorized		$1,854,165
Paid-in capital in excess of par		263,092,585
Undistributed investment income — net	$2,750,235
Accumulated realized capital losses on investments — net	(4,312,760)
Unrealized depreciation on investments — net	(30,963,611)

Total accumulated losses — net		(32,526,136)

Total — Equivalent to $12.54 per share based on 18,541,645 shares of capital stock outstanding (market price — $12.50)		$232,420,614

See Notes to Financial Statements.

CORPORATE HIGH YIELD FUND V, INC.

STATEMENT OF OPERATIONS

For the Period November 30, 2001† to August 31, 2002

Investment Income:
Interest		$21,313,009
Loaned securities — net		6,058
Other		110,000

Total income		21,429,067

Expenses:
Investment advisory fees	$1,286,314
Loan interest expense	505,583
Borrowing costs	98,842
Accounting services	75,064
Professional fees	36,560
Transfer agent fees	32,359
Directors’ fees and expenses	30,142
Listing fees	28,293
Custodian fees	18,150
Printing and shareholder reports	13,045
Pricing services	8,698
Other	15,885

Total expenses before reimbursement	2,148,935
Reimbursement of expenses	(446,045)

Total expenses after reimbursement		1,702,890

Investment income — net		19,726,177

Realized & Unrealized Loss on Investments — Net:
Realized loss on investments — net		(4,312,760)
Unrealized depreciation on investments — net		(30,963,611)

Total realized and unrealized loss on investments — net		(35,276,371)

Net Decrease in Net Assets Resulting from Operations		$(15,550,194)

†	Commencement of operations.

See Notes to Financial Statements.

CORPORATE HIGH YIELD FUND V, INC.

STATEMENT OF CHANGES IN NET ASSETS

For the Period November 30, 2001† to August 31, 2002

Increase (Decrease) in Net Assets:
Operations:
Investment income — net	$19,726,177
Realized loss on investments — net	(4,312,760)
Unrealized depreciation on investments — net	(30,963,611)

Net decrease in net assets resulting from operations	(15,550,194)

Dividends to Shareholders:
Dividends to shareholders from investment income — net	(16,975,942)

Capital Stock Transactions:
Proceeds from issuance of Common Stock	261,073,125
Value of shares issued to Common Stock shareholders in reinvestment of dividends	4,201,898
Offering costs resulting from the issuance of Common Stock	(428,276)

Net increase in net assets derived from capital stock transactions	264,846,747

Net Assets:
Total increase in net assets	232,320,611
Beginning of period	100,003

End of period*	$232,420,614

* Undistributed investment income — net	$2,750,235

†	Commencement of operations.

See Notes to Financial Statements.

CORPORATE HIGH YIELD FUND V, INC.

STATEMENT OF CASH FLOWS

For the Period November 30, 2001† to August 31, 2002

Cash Provided by Operating Activities:
Net decrease in net assets resulting from operations	$(15,550,194)
Adjustments to reconcile net decrease in net assets resulting from operations to net cash provided by operating activities:
Increase in receivables	(7,664,116)
Increase in other assets	(9,196)
Increase in other liabilities	429,585
Realized and unrealized loss on investments — net	35,276,371
Amortization of discount	(4,256,680)

Net cash provided by operating activities	8,225,770

Cash Used for Investing Activities:
Proceeds from sales of long-term investments	111,749,884
Purchases of long-term investments	(426,800,100)
Proceeds from sales and maturities of short-term investments — net	629,662

Net cash used for investing activities	(314,420,554)

Cash Provided by Financing Activities:
Proceeds from issuance of Common Stock	261,073,125
Offering costs resulting from the issuance of Common Stock	(428,276)
Cash receipts from borrowings	116,600,000
Cash payments on borrowings	(58,200,000)
Dividends paid to shareholders	(12,774,044)

Net cash provided by financing activities	306,270,805

Cash:
Net increase in cash	76,021
Cash at beginning of period	100,003

Cash at end of period*	$176,024

Cash Flow Information:
Cash paid for interest	$473,293

Non-Cash Financing Activities:
Reinvestment of dividends to shareholders	$4,201,898

†	Commencement of operations.

See Notes to Financial Statements.

CORPORATE HIGH YIELD FUND V, INC.

FINANCIAL HIGHLIGHTS

The following per share data and ratios have been derived  from information provided in the financial statements.
Increase (Decrease) in Net Asset Value:

	For the Period November 30, 2001† to August 31, 2002

Per Share Operating Performance:
Net asset value, beginning of period	$14.33

Investment income — net	1.08
Realized and unrealized loss on investments — net	(1.92)

Total from investment operations	(.84)

Less dividends from investment income — net	(.93)

Capital charge resulting from the issuance of Common Stock	(.02)

Net asset value, end of period	$12.54

Market price per share, end of period	$12.50

Total Investment Return:**
Based on net asset value per share	(6.31	)%‡

Based on market price per share	(6.61	)%‡

Ratios to Average Net Assets:
Expenses, net of reimbursement and excluding interest expense	.63	%*

Expenses, net of reimbursement	.89	%*

Expenses	1.12	%*

Investment income — net	10.31	%*

Leverage:
Amount of borrowings outstanding, end of period (in thousands)	$58,400

Average amount of borrowings outstanding during the period (in thousands)	$30,993

Average amount of borrowings outstanding per share during the period	$1.71

Supplemental Data:
Net assets, end of period (in thousands)	$232,421

Portfolio turnover	49.51%

*	Annualized.
**
Total investment returns based on market value, which can be significantly greater or lesser than the net asset value, may result in substantially different returns. Total investment returns exclude the effects of sales charges. The Fund’s Investment Adviser waived a portion of its management fee. Without such waiver, the Fund’s performance would have been lower.

†	Commencement of operations.
‡	Aggregate total investment return.

See Notes to Financial Statements.

CORPORATE HIGH YIELD FUND V, INC.

NOTES TO FINANCIAL STATEMENTS

August 31, 2002

1.    Significant Accounting Policies:

Corporate High Yield Fund V, Inc. (the “Fund”) is registered under the Investment Company Act of 1940 as a diversified, closed-end management investment company. Prior to commencement of operations on November 30, 2001, the Fund had no operations other than those relating to organizational matters and the sale of 6,981 shares of Common Stock on November 16, 2001 to Fund Asset Management, L.P. (“FAM”) for $100,003. The Fund’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which may require the use of management accruals and estimates. The Fund determines and makes available for publication the net asset value of its Common Stock on a weekly basis. The Fund’s Common Stock is listed on the New York Stock Exchange under the symbol HYV. The following is a summary of significant accounting policies followed by the Fund.

(a)  Valuation of investments — Portfolio securities are valued on the basis of prices furnished by one or more pricing services that determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. In certain circumstances, portfolio securities are valued at the last sale price on the exchange that is the primary market for such securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. The value of interest rate swaps, caps and floors is determined in accordance with a formula and then confirmed periodically by obtaining a bank quotation. Financial futures contracts and options thereon, which are traded on exchanges, are valued at their closing prices as of the close of such exchanges. Options written or purchased are valued at the last sale price in the case of exchange-traded options. In the case of options traded in the over-the-counter market, valuation is the last asked price (options written) or the last bid price (options purchased). Obligations with remaining maturities of sixty days or less are valued at amortized cost, which approximates market value, unless this method no longer produces fair valuations. Rights or warrants to acquire stock, or stock acquired pursuant to the exercise of a right or warrant, may be valued taking into account various factors such as original cost to the Fund, earnings and net worth of the issuer, market prices for securities of similar issuers, assessment of the issuer’s future prosperity, liquidation value or third party transactions involving the issuer’s securities. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Board of Directors of the Fund.

(b)  Derivative financial instruments — The Fund may engage in various portfolio investment strategies to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. Losses may arise due to changes in the value of the contract or if the counterparty does not perform under the contract.

•
Options — The Fund is authorized to write and purchase call and put options. When the Fund writes an option, an amount equal to the premium received by the Fund is reflected as an asset and an equivalent liability. The amount of the liability is subsequently marked to market to reflect the current market value of the option written.

When a security is purchased or sold through an exercise of an option, the related premium paid (or received) is added to (or deducted from) the basis of the security acquired or deducted from (or added to) the proceeds of the security sold. When an option expires (or the Fund enters into a closing transaction), the Fund realizes a gain or loss on the option to the extent of the premiums received or paid (or gain or loss to the extent the cost of the closing transaction exceeds the premium paid or received).

CORPORATE HIGH YIELD FUND V, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Written and purchased options are non-income producing investments.

•
Financial futures contracts — The Fund may purchase or sell financial futures contracts and options on such futures contracts, including for the purpose of hedging the market risk on existing securities or the intended purchase of securities. Futures contracts are contracts for delayed delivery of securities at a specific future date and at a specific price or yield. Upon entering into a contract, the Fund deposits and maintains as collateral such initial margin as required by the exchange on which the transaction is effected. Pursuant to the contract, the Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as variation margin and are recorded by the Fund as unrealized gains or losses. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

•
Interest rate transactions — The Fund is authorized to enter into interest rate swaps and purchase or sell interest rate caps and floors. In an interest rate swap, the Fund exchanges with another party their respective commitments to pay or receive interest on a specified notional principal amount. The purchase of an interest rate cap (or floor) entitles the purchaser, to the extent that a specified index exceeds (or falls below) a predetermined interest rate, to receive payments of interest equal to the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate cap (or floor).

(c)  Income taxes — It is the Fund’s policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Therefore, no Federal income tax provision is required.

(d)  Security transactions and investment income — Security transactions are recorded on the dates the transactions are entered into (the trade dates). Realized gains and losses on security transactions are determined on the identified cost basis. Dividend income is recorded on the ex-dividend dates. Interest income is recognized on the accrual basis.

(e)  Offering expenses — Direct expenses relating to the public offering of the Fund’s Common Stock were charged to capital at the time of issuance of the shares.

(f)  Dividends and distributions — Dividends from net investment income are declared and paid monthly. Distributions of capital gains are recorded on the ex-dividend dates.

(g)  Securities lending — The Fund may lend securities to financial institutions that provide cash or securities issued or guaranteed by the U.S. government as collateral, which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. Where the Fund receives securities as collateral for the loaned securities, it collects a fee from the borrower. The Fund typically receives the income on the loaned securities but does not receive the income on the collateral. Where the Fund receives cash collateral, it may invest such collateral and retain the amount earned on such investment, net of any amount rebated to the borrower. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within five business days. The Fund may pay reasonable finder’s, lending agent, administrative and custodial fees in connection with its loans. In the event that the borrower defaults on its obligation to return borrowed securities because of insolvency or for any other reason, the Fund could experience delays and costs in gaining access to the collateral. The Fund also could suffer a loss where the value of the collateral falls below the market value of the borrowed securities, in the event of borrower default or in the event of losses on investments made with cash collateral.

CORPORATE HIGH YIELD FUND V, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

2.    Investment Advisory Agreement and Transactions with Affiliates:

The Fund has entered into an Investment Advisory Agreement with FAM. The general partner of FAM is Princeton Services, Inc. (“PSI”), an indirect, wholly-owned subsidiary of Merrill Lynch & Co., Inc. (“ML & Co.”), which is the limited partner.

FAM is responsible for the management of the Fund’s portfolio and provides the necessary personnel, facilities, equipment and certain other services necessary to the operation of the Fund. For such services, the Fund pays a monthly fee at an annual rate of .60% of the Fund’s average weekly net assets plus the proceeds of any outstanding principal borrowed. For the period November 30, 2001 to August 31, 2002, FAM earned fees of $1,286,314, of which $446,045 was waived.

During the period November 30, 2001 to August 31, 2002, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of FAM, received underwriting fees of $11,272,500 in connection with the issuance of the Fund’s Common Stock.

The Fund has received an exemptive order from the Securities and Exchange Commission permitting it to lend portfolio securities to MLPF&S or its affiliates. Pursuant to that order, the Fund also has retained QA Advisors, LLC (“QA Advisors”), an affiliate of FAM, as the securities lending agent for a fee based on a share of the returns on investment of cash collateral. QA Advisors may, on behalf of the Fund, invest cash collateral received by the Fund for such loans, among other things, in a private investment company managed by QA Advisors or in registered money market funds advised by FAM or its affiliates. For the year ended August 31, 2002, QA Advisors received $2,185 in securities lending agent fees.

For the period November 30, 2001 to August 31, 2002, the Fund reimbursed FAM $6,510 for certain accounting services.

Certain officers and/or directors of the Fund are officers and/or directors of FAM, PSI, and/or ML & Co.

3.    Investments:

Purchases and sales of investments, excluding short-term securities, for the period November 30, 2001 to August 31, 2002 were $426,800,100 and $111,749,884, respectively.

Net realized losses for the period November 30, 2001 to August 31, 2002 and net unrealized losses as of August 31, 2002 were as follows:

	Realized Losses	Unrealized Losses
Long-term investments	$(4,310,960)	$(30,963,611)
Short-term investments	(1,800)	—

Total	$(4,312,760)	$(30,963,611)

As of August 31, 2002, net unrealized depreciation for Federal income tax purposes aggregated $31,202,978, of which $5,186,713 related to appreciated securities and $36,389,691 related to depreciated securities. The aggregate cost of investments at August 31, 2002 for Federal income tax purposes was $314,603,841.

CORPORATE HIGH YIELD FUND V, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.    Capital Share Transactions:

The Fund is authorized to issue 200,000,000 shares of capital stock, par value $.10, all of which were initially classified as Common Stock. The Board of Directors is authorized, however, to classify and reclassify any unissued shares of capital stock without approval of the holders of Common Stock.

Shares issued and outstanding during the period November 30, 2001 to August 31, 2002 increased by 18,225,000 from shares sold and by 309,664 as a result of dividend reinvestment.

5.    Short-Term Borrowings:

On February 28, 2002, the Fund entered into a $110,000,000 revolving credit and security agreement with Citibank, N.A. and other lenders (the “Lenders”). The Fund may borrow money (i) through a line of credit from certain Lenders at the Eurodollar rate plus .75%, or the highest of the Federal Funds rate plus .50%, a base rate as determined by Citibank, N.A. and/or the latest three-week moving average of secondary market morning offering rates in the United States for three-month certificates of deposit of major U.S. money market banks plus .50%, or (ii) through the issuance of commercial paper notes by certain Lenders at rates of interest equivalent to the weighted average of the per annum rates paid or payable by such Lenders in respect of those commercial paper notes.

For the period November 30, 2001 to August 31, 2002, the average amount borrowed was approximately $30,993,000 and the daily weighted average interest rate was 2.15%. For the period November 30, 2001 to August 31, 2002, facility and commitment fees aggregated approximately $99,000.

As security for its obligations to the Lenders under the revolving credit and security agreement, the Fund has granted a security interest in substantially all of its assets to and in favor of the Lenders.

6.    Distributions to Shareholders:

On September 5, 2002, an ordinary income dividend of $.139288 was declared. The dividend was paid on September 30, 2002, to shareholders of record on September 17, 2002.

The tax character of distributions paid during the period November 30, 2001 to August 31, 2002 was as follows:

11/30/2001† to 8/31/2002
Distributions paid from:
Ordinary income	$16,975,942

Total taxable distributions	$16,975,942

†	Commencement of operations.

CORPORATE HIGH YIELD FUND V, INC.

NOTES TO FINANCIAL STATEMENTS — (Concluded)

As of August 31, 2002, the components of accumulated losses on a tax basis were as follows:

Undistributed ordinary income — net	$2,893,684
Undistributed long-term capital gains — net	—

Total undistributed earnings — net	2,893,684
Capital loss carryforward	(4,084,149	)*
Unrealized losses — net	(31,335,671	)* *

Total accumulated losses — net	$(32,526,136)

*	On August 31, 2002, the Fund had a net capital loss carryforward of $4,084,149, all of which expires in 2010. This amount will be available to offset like amounts of any future taxable gains.
**
The difference between book-basis and tax-basis net unrealized losses is attributable primarily to the tax deferral of losses on wash sales, cumulative adjustment and additional accruals on securities in default and cumulative PIK/Step adjustments.

Pro Forma Unaudited Financial Statements for
the Combined Fund
as of August 31, 2002

PRO FORMA COMBINED SCHEDULE OF INVESTMENTS FOR
CORPORATE HIGH YIELD FUND V, INC. AND
CORPORATE HIGH YIELD FUND IV, INC.
As of August 31, 2002 (unaudited)
(in US dollars)

					Value
Industries	S&P Ratings	Moody’s Ratings	Face Amount	Corporate Bonds	Corporate High Yield V	Corporate High Yield IV	Pro Forma for Combined Fund
Aerospace & Defense — 1.0%
	B-	B3	$2,500,000	Transdigm, Inc., 10.375% due 12/01/2008(b)	$2,040,000	$510,000	$2,550,000

Airlines — 2.3%
	A-	B1	6,000,000	American Airlines, 7.80% due 10/01/2006	2,709,248	2,709,248	5,418,496
	BBB	Ba2	1,748,105	Continental Airlines Inc., 7.033% due 6/15/2011	763,946	558,985	1,322,931
	CC	Ca2	7,000,000	USAir Inc., 10.375% due 3/01/2013(a)	1,900,000	760,000	2,660,000

					5,373,194	4,028,233	9,401,427

Automotive — 2.4%
	BB+	Ba2	4,000,000	AutoNation Inc., 9% due 8/01/2008	2,090,000	2,090,000	4,180,000
	B	B3	680,000	Metaldyne Corporation, 11% due 6/15/2012(b)	504,562	92,138	596,700
	B	B2	1,143,000	Stoneridge Inc., 11.50% due 5/01/2012	654,050	523,240	1,177,290
	B	B3	3,800,000	United Auto Group Inc., 9.625% due 3/15/2012(b)	2,196,750	1,641,250	3,838,000

					5,445,362	4,346,628	9,791,990

Broadcasting — 6.6%
	CCC+	B3	3,000,000	Acme Television/Finance, 10.875% due 9/30/2004	1,950,000	975,000	2,925,000
	B+	B1	1,425,000	Corus Entertainment Inc., 8.75% due 3/01/2012	831,188	604,500	1,435,688
	B-	B2	3,375,000	Emmis Communications Corporation, 8.125% due 3/15/2009	1,791,000	1,567,125	3,358,125
	B-	B3	3,725,000	Entravision Communications Corporation, 8.125% due 3/15/2009	2,249,500	1,559,313	3,808,813
	B	B3	4,000,000	Globo Comunicacoes e Participacoes, Ltd., 10.625% due 12/05/2008(b)	250,000	750,000	1,000,000
				LIN Holdings Corporation:
	B-	Caa1	750,000	10.725% due 3/01/2008**	—	720,000	720,000
	B-	Caa1	4,400,000	16.958% due 3/01/2008**	4,224,000	—	4,224,000
	B-	Caa1	3,250,000	20.08% due 3/01/2008**	—	3,136,250	3,136,250
	B-	Caa1	1,500,000	21.688% due 3/01/2008**	1,447,500	—	1,447,500
	B-	B3	2,250,000	Nextmedia Operating Inc., 10.75% due 7/01/2011	1,254,500	916,750	2,171,250
	B	B2	2,275,000	Sinclair Broadcast Group, 8.75% due 12/15/2011	1,322,750	992,063	2,314,813

					15,320,438	11,221,001	26,541,439

Cable – U.S. — 7.2%
	BB+	B1	8,000,000	CSC Holdings Inc., 7.875% due 2/15/2018	3,800,000	2,505,000	6,305,000
				Charter Communications Holdings:
	B-	B2	4,775,000	8.625% due 4/01/2009	2,173,500	1,121,250	3,294,750
	B-	B2	3,225,000	10.75% due 10/01/2009	1,295,000	962,500	2,257,500
	B	B3	1,000,000	Coaxial Comm/Phoenix, 10% due 8/15/2006	470,250	384,750	855,000
	B+	B1	6,000,000	Echostar DBS Corporation, 9.125% due 1/15/2009(b)	3,412,500	2,437,500	5,850,000
				Insight Communications:
	B-	Caa1	4,500,000	12.434% due 2/15/2011**	1,507,500	—	1,507,500
	B-	Caa1	3,750,000	12.886% due 2/15/2011**	—	1,256,250	1,256,250

PRO FORMA COMBINED SCHEDULE OF INVESTMENTS FOR
CORPORATE HIGH YIELD FUND V, INC. AND
CORPORATE HIGH YIELD FUND IV, INC.
As of August 31, 2002 (unaudited) (continued)
(in U.S. dollars)
					Value
Industries	S&P Ratings	Moody’s Ratings	Face Amount	Corporate Bonds	Corporate High Yield V	Corporate High Yield IV	Pro Forma for Combined Fund
Cable – U.S. — (Concluded)
	B+	B2	$2,275,000	Mediacom Broadband LLC, 11% due 7/15/2013	$1,189,500	$892,125	$2,081,625
	NR*	Caa1	3,850,000	Olympus Communications LP/Capital Corp., 10.625% due 11/15/2006(a)	1,491,000	1,242,500	2,733,500
	B	Ba3	2,825,000	Panamsat Corporation, 8.50% due 2/01/2012(b)	1,520,063	1,082,468	2,602,531

					16,859,313	11,884,343	28,743,656

Chemicals — 6.4%
	BB	B1	5,000,000	Equistar Chemicals LP, 10.125% due 9/01/2008(b)	2,880,000	1,920,000	4,800,000
	B-	Caa1	4,750,000	Huntsman ICI Chemicals, 10.125% due 7/01/2009	2,447,500	1,780,000	4,227,500
	B-	Caa2	7,000,000	Huntsman ICI Holdings, 19.455% due 12/31/2009**	920,000	690,000	1,610,000
	BB-	B2	2,000,000	ISP ChemCo., 10.25% due 7/01/2011	—	2,000,000	2,000,000
	B+	B2	5,750,000	ISP Holdings, Inc., 10.625% due 12/15/2009	3,870,000	1,075,000	4,945,000
	BB-	Ba3	4,000,000	MacDermid, Inc., 9.125% due 7/15/2011	2,080,000	2,080,000	4,160,000
	BBB-	Ba1	2,750,000	Millennium America Inc., 9.25% due 6/15/2008	1,560,000	1,300,000	2,860,000
	B	B3	1,000,000	Noveon Inc., 11% due 2/28/2011	—	1,070,000	1,070,000
	NR*	NR*	218,583	Pioneer Companies, Inc., 5.355% due 12/31/2006(d)	48,178	96,358	144,536

					13,805,678	12,011,358	25,817,036

Consumer Products — 4.2%
	BB+	Ba3	5,500,000	American Greetings, 11.75% due 7/15/2008	3,363,500	2,604,000	5,967,500
	B-	B2	2,000,000	Chattem, Inc., 8.875% due 4/01/2008	1,002,500	1,002,500	2,005,000
	CCC+	Caa2	7,000,000	Samsonite Corporation, 10.75% due 6/15/2008(b)	3,030,000	2,272,500	5,302,500
	B	B3	3,500,000	Simmons Company, 10.25% due 3/15/2009	2,125,000	1,593,750	3,718,750

					9,521,000	7,472,750	16,993,750

Diversified Media — 5.8%
				Premier Parks Inc.:
	B	B2	2,000,000	9.75% due 6/15/2007	1,153,125	691,875	1,845,000
	B	B2	1,000,000	9.971% due 4/01/2008**	498,813	368,688	867,501
	B	B3	10,250,000	Primedia, Inc., 8.875% due 5/15/2011	4,485,000	3,510,000	7,995,000
	B	B2	1,000,000	Six Flags Inc., 9.50% due 2/01/2009	451,250	451,250	902,500
				World Color Press Inc.:
	BBB	Baa2	2,500,000	8.375% due 11/15/2008	2,663,918	—	2,663,918
	BBB	Baa2	4,500,000	7.75% due 2/15/2009	2,509,553	2,007,642	4,517,195
				Yell Finance BV:
	B	B2	4,250,000	11.707% due 8/01/2011**	2,656,250	—	2,656,250
	B	B2	2,750,000	11.731% due 8/01/2011**	—	1,718,750	1,718,750

					14,417,909	8,748,205	23,166,114

PRO FORMA COMBINED SCHEDULE OF INVESTMENTS FOR
CORPORATE HIGH YIELD FUND V, INC. AND
CORPORATE HIGH YIELD FUND IV, INC.
As of August 31, 2002 (unaudited) (continued)
(in U.S. dollars)
					Value
Industries	S&P Ratings	Moody’s Ratings	Face Amount	Corporate Bonds	Corporate High Yield V	Corporate High Yield IV	Pro Forma for Combined Fund
Energy – Exploration & Production — 4.8%
	B-	B2	$2,650,000	Baytex Energy Limited, 10.50% due 2/15/2011	$1,417,500	$1,265,625	$2,683,125
	BB	Ba3	500,000	Pogo Producing Company, 8.25% due 4/15/2011	—	511,250	511,250
	B+	B2	7,000,000	Stone Energy Corporation, 8.25% due 12/15/2011	4,050,000	3,037,500	7,087,500
	BB-	Ba3	3,750,000	Vintage Petroleum, 8.25% due 5/01/2012	2,250,000	1,500,000	3,750,000
	BB-	Ba3	5,250,000	Westport Resources Corporation, 8.25% due 11/01/2011	3,090,000	2,317,500	5,407,500

					10,807,500	8,631,875	19,439,375

Energy – Other — 5.1%
	BB-	Ba3	2,500,000	BRL Universal Equipment, 8.875% due 2/15/2008	1,518,750	1,012,500	2,531,250
				El Paso Energy Partners:
	BB-	B1	2,200,000	8.50% due 6/01/2011	1,280,500	886,500	2,167,000
	BB-	B1	2,250,000	8.50% due 6/01/2011(b)	1,231,250	985,000	2,216,250
	BB-	B1	4,500,000	Hanover Equipment, Trust B, 8.75% due 9/01/2011(b)	2,300,000	1,840,000	4,140,000
	B+	Ba2	525,000	Northwest Pipeline Corporation, 6.625% due 12/01/2007	472,500	—	472,500
	CCC	B3	2,000,000	Ocean Rig Norway AS, 10.25% due 6/01/2008	1,112,500	667,500	1,780,000
	B+	Ba3	4,750,000	Petroleum Geo-Services, 6.25% due 11/19/2003	1,182,500	860,000	2,042,500
	B	B2	1,350,000	Plains E&P Company, 8.75% due 7/01/2012(b)	769,188	570,688	1,339,876
	BB	Ba3	1,548,225	Port Arthur Finance Corporation, 12.50% due 1/15/2009	774,113	851,524	1,625,637
	B+	B2	250,000	Tesoro Petroleum Corp., 9% due 7/01/2008	185,000	—	185,000
	B	B2	2,300,000	Trico Marine Services, 8.875% due 5/15/2012(b)	1,212,375	892,124	2,104,499

					12,038,676	8,565,836	20,604,512

Food/Tobacco — 6.1%
	B	B3	1,200,000	American Seafood Group LLC, 10.125% due 4/15/2010	703,500	502,500	1,206,000
	CCC	Caa3	3,550,000	Aurora Foods Inc., 8.75% due 7/01/2008	1,165,000	902,875	2,067,875
	B+	Ba3	4,750,000	Constellation Brands Inc., 8.125% due 1/15/2012	2,832,500	2,060,000	4,892,500
	B+	B2	5,500,000	Cott Beverages Inc., 8% due 12/15/2011	3,052,500	2,543,750	5,596,250
	B-	Caa1	5,000,000	New World Pasta Company, 9.25% due 2/15/2009	2,850,000	1,900,000	4,750,000
	BB+	Ba2	4,225,000	Smithfield Foods Inc., 8% due 10/15/2009	1,169,874	2,865,000	4,034,874
	BB	Ba1	2,000,000	Yum! Brands Inc., 7.70% due 7/01/2012	1,271,875	763,125	2,035,000

					13,045,249	11,537,250	24,582,499

PRO FORMA COMBINED SCHEDULE OF INVESTMENTS FOR
CORPORATE HIGH YIELD FUND V, INC. AND
CORPORATE HIGH YIELD FUND IV, INC.
As of August 31, 2002 (unaudited) (continued)
(in U.S. dollars)
					Value
Industries	S&P Ratings	Moody’s Ratings	Face Amount	Corporate Bonds	Corporate High Yield V	Corporate High Yield IV	Pro Forma for Combined Fund
Gaming — 8.5%
	B+	B1	$5,450,000	Boyd Gaming Corporation, 8.75% due 4/15/2012	$3,105,000	$2,535,750	$5,640,750
	B	B2	3,000,000	Isle of Capri Casinos, 9% due 3/15/2012	2,025,000	1,012,500	3,037,500
	BB+	Ba2	3,500,000	MGM Grand Inc., 9.75% due 6/01/2007	1,620,000	2,160,000	3,780,000
	BB-	Ba3	2,750,000	Mandalay Resort Group, 10.25% due 8/01/2007	1,620,000	1,350,000	2,970,000
				Park Place Entertainment:
	BB+	Ba2	1,000,000	8.875% due 9/15/2008	—	1,035,000	1,035,000
	BB+	Ba2	2,500,000	7.875% due 3/15/2010	2,512,500	—	2,512,500
	BB+	Ba2	3,500,000	8.125% due 5/15/2011	1,524,375	2,032,500	3,556,875
	B-	B3	2,750,000	Penn National Gaming Inc., 8.875% due 3/15/2010	1,980,000	742,500	2,722,500
	B	B2	2,500,000	Resorts International Hotel/Casino, 11.50% due 3/15/2009	1,351,875	901,250	2,253,125
	B+	B2	2,625,000	Sun International Hotels, 8.875% due 8/15/2011(b)	1,530,719	1,104,125	2,634,844
	B-	Caa1	4,275,000	Venetian Casino/LV Sands, 11% due 6/15/2010(b)	2,484,281	1,806,750	4,291,031

					19,753,750	14,680,375	34,434,125

Government – Foreign — 0.9%
	B+	B2	4,750,000	Federal Republic of Brazil, 14.50% due 10/15/2009	2,090,000	1,520,000	3,610,000

Health Care — 5.7%
				ALARIS Medical Systems, Inc.,
	B-	Caa1	4,500,000	9.75% due 12/01/2006	3,360,000	960,000	4,320,000
	B+	B2	1,500,000	11.625% due 12/01/2006	—	1,612,500	1,612,500
				Fisher Scientific International:
	B	B3	2,000,000	9% due 2/01/2008	1,035,000	1,035,000	2,070,000
	B	B3	3,525,000	8.125% due 5/01/2012	3,060,000	535,500	3,595,500
	B+	Ba2	1,000,000	Fresenius Medical Capital Trust II, 7.875% due 2/01/2008	422,500	422,500	845,000
	B+	Ba2	5,000,000	Fresenius Medial Capital Trust IV, 7.875% due 6/15/2011	2,475,000	1,650,000	4,125,000
	B-	B3	2,000,000	Insight Health Services, 9.875% due 11/01/2011	—	1,955,000	1,955,000
	CCC+	B3	1,000,000	Kinetic Concepts, Inc., 9.625% due 11/01/2007	—	965,000	965,000
	CCC	Caa1	6,175,000	Magellan Health Services, 9% due 2/15/2008	1,044,000	746,750	1,790,750
	BBB	Ba1	1,575,000	Manor Care Inc., 8% due 3/01/2008	952,750	669,500	1,622,250

					12,349,250	10,551,750	22,901,000

Housing — 4.5%
	B	B2	8,750,000	Building Materials Corporation, 8.625% due 12/15/2006	4,141,000	3,034,000	7,175,000
	BB-	Ba3	6,000,000	Forest City Enterprises Inc., 8.50% due 3/15/2008	3,504,374	2,503,125	6,007,499

PRO FORMA COMBINED SCHEDULE OF INVESTMENTS FOR
CORPORATE HIGH YIELD FUND V, INC. AND
CORPORATE HIGH YIELD FUND IV, INC.
As of August 31, 2002 (unaudited) (continued)
(in U.S. dollars)
					Value
Industries	S&P Ratings	Moody’s Ratings	Face Amount	Corporate Bonds	Corporate High Yield V	Corporate High Yield IV	Pro Forma for Combined Fund
Housing — (Concluded)
	BB-	Ba1	$2,500,000	Louisiana Pacific Corporation, 8.875% due 8/15/2010	$1,569,421	$1,046,280	$2,615,701
	B	B3	1,000,000	US Industries Inc., 7.125% due 10/15/2003	—	852,500	852,500
	B	B1	1,325,000	WCI Communities Inc., 9.125% due 5/01/2012	920,000	299,000	1,219,000

					10,134,795	7,734,905	17,869,700

Information Technology — 3.0%
	B	B1	6,500,000	Amkor Technology Inc., 9.25% due 5/01/2006	2,920,000	1,825,000	4,745,000
	CCC+	B3	3,700,000	On Semiconductor Corporation, 12% due 5/15/2008(b)	2,172,500	750,500	2,923,000
	BB	Ba3	4,750,000	Solectron Corporation, 9.625% due 2/15/2009	2,557,500	1,860,000	4,417,500

					7,650,000	4,435,500	12,085,500

Leisure — 6.0%
	BB-	Ba3	2,000,000	Felcor Lodging LP, 8.50% due 6/01/2011	965,000	965,000	1,930,000
	BB-	Ba3	3,000,000	HMH Properties, Inc., 8.45% due 12/01/2008	1,937,500	968,750	2,906,250
	BBB-	Ba1	1,750,000	Hilton Hotels Corporation, 8.25% due 2/15/2011	1,007,149	755,362	1,762,511
				ITT Corporation (New):
	BBB-	Ba1	3,000,000	7.375% due 11/15/2015	905,000	1,810,000	2,715,000
	BBB-	Ba1	1,500,000	7.75% due 11/15/2025	1,305,000	—	1,305,000
				Intrawest Corporation:
	B+	B1	2,500,000	9.75% due 8/15/2008	2,550,000	—	2,550,000
	B+	B1	2,000,000	10.50% due 2/01/2010	—	2,070,000	2,070,000
				Meristar Hospitality Corp.:
	B+	B1	1,300,000	9% due 1/15/2008	570,000	665,000	1,235,000
	B+	B1	1,500,000	10.50% due 6/15/2009	1,500,000	—	1,500,000
	B	B2	6,000,000	Vail Resorts Inc., 8.75% due 5/15/2009	3,045,000	3,045,000	6,090,000

					13,784,649	10,279,112	24,063,761

Manufacturing — 6.3%
	B-	B3	2,650,000	Columbus McKinnon Corp., 8.50% due 4/01/2008	1,022,250	1,283,250	2,305,500
	B-	Caa1	4,000,000	Eagle-Picher Industries, 9.375% due 3/01/2008	1,560,000	1,560,000	3,120,000
				Foamex LP:
	B-	Caa2	1,500,000	13.50% due 8/15/2005	790,500	604,500	1,395,000
	B-	Caa2	2,000,000	9.875% due 6/15/2007	897,000	663,000	1,560,000
	B	B2	4,400,000	Johnson Diversey Inc., 9.625% due 5/15/2012(b)	2,970,000	1,386,000	4,356,000
	B+	B2	4,750,000	Joy Global Inc., 8.75% due 3/15/2012	2,805,000	2,040,000	4,845,000
	B+	B2	825,000	The Manitowoc Company Inc., 10.50% due 8/01/2012(b)	490,438	361,375	851,813
	B	B3	1,350,000	Trimas Corporation, 9.875% due 6/15/2012(b)	792,000	544,500	1,336,500

PRO FORMA COMBINED SCHEDULE OF INVESTMENTS FOR
CORPORATE HIGH YIELD FUND V, INC. AND
CORPORATE HIGH YIELD FUND IV, INC.
As of August 31, 2002 (unaudited) (continued)
(in U.S. dollars)
					Value
Industries	S&P Ratings	Moody’s Ratings	Face Amount	Corporate Bonds	Corporate High Yield V	Corporate High Yield IV	Pro Forma for Combined Fund
Manufacturing — (Concluded)
				Tyco International Group SA:
	BBB-	Ba2	$4,550,000	6.375% due 2/15/2006	$2,275,000	$1,706,250	$3,981,250
	BBB-	Ba2	2,050,000	6.375% due 10/15/2011	969,375	721,875	1,691,250

					14,571,563	10,870,750	25,442,313

Metal — 2.1%
				Great Lakes Carbon Corp.(c):
	B-	B3	1,000,000	6.97% due 5/15/2008	697,500	—	697,500
	B-	B3	750,000	10.25% due 5/15/2008	—	523,125	523,125
	NR*	NR*	1,500,000	Kaiser Aluminum & Chemical Corp., 10.875% due 10/15/2006(a)	536,250	536,250	1,072,500
	BB	Ba3	1,000,000	Luscar Coal Ltd., 9.75% due 10/15/2011	—	1,070,000	1,070,000
	B	B2	5,000,000	UCAR Finance Inc., 10.25% due 2/15/2012	3,015,000	2,010,000	5,025,000

					4,248,750	4,139,375	8,388,125

Multi-Sector Holdings — 2.3%
	NR*	Ba1	9,990,000	Morgan Stanley Tracers, 8.20% due 5/01/2012(b)(d)	9,087,903	—	9,087,903

Packing — 3.6%
	B-	B3	1,650,000	Berry Plastics, 10.75% due 7/15/2012	969,000	714,000	1,683,000
	B+	B2	4,750,000	Graphic Packaging Corporation, 8.625% due 2/15/2012	2,791,250	2,030,000	4,821,250
	BB	B2	6,000,000	Owens-Brockway Glass Container, 8.875% due 2/15/2009	3,596,250	2,568,750	6,165,000
	B-	Caa1	1,925,000	Pliant Corporation, 13% due 6/01/2010	1,005,000	929,625	1,934,625

					8,361,500	6,242,375	14,603,875

Paper — 3.7%
				Ainsworth Lumber Company,
	B-	B3	4,000,000	13.875% due 7/15/2007	2,970,000	1,350,000	4,320,000
	B-	B3	1,050,000	12.50% due 7/15/2007(c)	—	1,092,000	1,092,000
	B+	Ba2	2,500,000	Caraustar Industries Inc., 9.875% due 4/01/2011	1,522,500	1,015,000	2,537,500
				Doman Industries Limited(a):
	C	Ca	1,125,000	8.75% due 3/15/2004	136,500	99,750	236,250
	C	Ca	900,000	9.25% due 11/15/2007	110,250	78,750	189,000
	BB+	Ba2	5,000,000	Norske Skog of Canada, 8.625% due 6/15/2011	2,940,000	1,960,000	4,900,000
	BB+	Ba1	1,800,000	Tembec Industries Inc., 7.75% due 3/15/2012	965,000	772,000	1,737,000

					8,644,250	6,367,500	15,011,750

Service — 3.6%
	BB-	Ba3	1,200,000	Allied Waste North America, 8.875% due 4/01/2008	678,375	527,625	1,206,000
	B	B2	4,750,000	Coinmach Corporation, 9% due 2/01/2010	2,818,750	2,050,000	4,868,750

PRO FORMA COMBINED SCHEDULE OF INVESTMENTS FOR
CORPORATE HIGH YIELD FUND V, INC. AND
CORPORATE HIGH YIELD FUND IV, INC.
As of August 31, 2002 (unaudited) (continued)
(in U.S. dollars)
					Value
Industries	S&P Ratings	Moody’s Ratings	Face Amount	Corporate Bonds	Corporate High Yield V	Corporate High Yield IV	Pro Forma for Combined Fund
Service — (Concluded)
	CCC	Ca	$7,000,000	Neff Corp., 10.25% due 6/01/2008	$1,997,500	$1,292,500	$3,290,000
	B	B3	6,000,000	Williams Scotsman, Inc., 9.875% due 6/01/2007	3,010,000	2,150,000	5,160,000

					8,504,625	6,020,125	14,524,750

Steel — 0.4%
	BB-	B1	1,525,000	Oregon Steel Mills Inc., 10% due 7/15/2009(b)	902,343	670,313	1,572,656

Telecommunications — 1.2%
	B-	Caa1	4,500,000	Fairpoint Communications, 12.50% due 5/01/2010	1,725,000	1,380,000	3,105,000
	CCC+	B2	1,800,000	US West Capital Funding Inc., 6.875% due 7/15/2028	504,000	360,000	864,000
	D	Ca	6,150,000	WorldCom, Inc., 7.50% due 5/15/2011	491,563	354,063	845,626

					2,720,563	2,094,063	4,814,626

Transportation — 3.1%
	D	NR*	2,000,000	Autopistas del Sol SA, 10.25% due 8/01/2009(a)(b)	170,000	170,000	340,000
	BB-	B1	4,800,000	TFM SA de CV, 11.75% due 6/15/2009	2,626,250	1,957,750	4,584,000
	BB-	Ba2	6,000,000	Teekay Shipping Corporation, 98.875% due 7/15/2011	3,622,500	2,587,500	6,210,000
	B+	B2	2,250,000	Transportacion Maritima Mexicana, SA de CV, 10.25% due 11/15/2006	819,000	598,500	1,417,500

					7,237,750	5,313,750	12,551,500

Utilities — 10.1%
				The AES Corporation:
	BB-	Ba3	1,375,000	8.75% due 12/15/2002	682,000	528,000	1,210,000
	B	Caa1	550,000	8.375% due 8/15/2007	—	181,500	181,500
	BB-	Ba3	7,550,000	9.375% due 9/15/2010	2,300,500	1,738,750	4,039,250
	BB-	Ba3	5,675,000	8.875% due 2/15/2011	1,690,000	1,261,000	2,951,000
	C	C	1,450,000	AES Drax Energy Ltd., 11.50% due 8/30/2010	—	217,500	217,500
				CMS Energy Corporation:
	B+	B3	1,300,000	7.50% due 1/15/2009	570,000	418,000	988,000
	NR*	B3	1,650,000	8.50% due 4/15/2011	750,750	519,750	1,270,500
	BB	Ba2	2,275,000	CMS Panhandle Holding Company, 6.50% due 7/15/2009	1,149,839	824,413	1,974,252
	B+	B1	6,675,000	Calpine Canada Energy Finance, 8.50% due 5/01/2008	2,117,500	1,553,750	3,671,250
				Calpine Corporation:
	B+	B1	2,250,000	8.25% due 8/15/2005	700,000	560,000	1,260,000
	B+	B1	145,000	4% due 12/26/2006 (Convertible)(b)	48,025	33,900	81,925
	B+	B1	1,700,000	8.50% due 2/15/2011	485,625	406,875	892,500
	BBB-	Baa3	2,250,000	Consumers Energy Company, 7.375% due 9/15/2023	1,120,539	896,430	2,016,969

PRO FORMA COMBINED SCHEDULE OF INVESTMENTS FOR
CORPORATE HIGH YIELD FUND V, INC. AND
CORPORATE HIGH YIELD FUND IV, INC.
As of August 31, 2002 (unaudited) (continued)
(in U.S. dollars)
					Value
Industries	S&P Ratings	Moody’s Ratings	Face Amount	Corporate Bonds	Corporate High Yield V	Corporate High Yield IV	Pro Forma for Combined Fund
Utilities — (Concluded)
	BB	Ba1	$1,750,000	ESI Tractebel Acquisition Corp., 7.99% due 12/30/2011	$861,380	$646,035	$1,507,415
	BB-	Baa3	1,750,000	Midland Funding II, 11.75% due 7/23/2005	1,000,000	750,000	1,750,000
	BBB-	Ba1	8,350,000	Mirant Americas Generating Inc., 8.30% due 5/01/2011	3,003,000	2,508,000	5,511,000
	BB-	Ba2	8,250,000	Mission Energy Holdings, 13.50% due 7/15/2008	1,995,000	1,470,000	3,465,000
	B-	Caa1	3,500,000	Mission Resources Corporation, 10.875% due 4/01/2007	1,494,000	1,026,000	2,520,000
	B+	Ba2	400,000	Northwest Pipeline Corporation, 6.625% due 12/01/2007	—	360,000	360,000
	BB	Ba2	1,250,000	Sierra Pacific Power Company, 8% due 6/01/2008	704,820	469,880	1,174,700
	BBB-	Ba1	425,000	Western Resources Corporation, 7.875% due 5/01/2007(b)	238,375	166,862	405,237
	B	B1	4,250,000	Williams Companies Inc., 8.125% due 3/15/2012(b)	1,702,750	1,251,000	2,953,750

					22,614,103	17,787,645	40,401,748

Wireless Communications — 5.3%
	C	Caa3	1,000,000	American Cellular Corporation, 9.50% due 10/15/2009	—	135,000	135,000
	B-	Caa1	7,250,000	American Tower Corporation, 9.375% due 2/01/2009	2,635,000	1,860,000	4,495,000
	B	B3	7,250,000	Crown Castle International Corporation, 9.375% due 8/01/2011	2,656,250	1,875,000	4,531,250
	B	Caa1	6,000,000	Loral Cyberstar Inc., 10% due 7/15/2006	1,295,000	925,000	2,220,000
	D	Ca	500,000	McCaw International Ltd., 13% due 4/15/2007(a)**	—	7,500	7,500
	B-	Caa1	6,500,000	Millicom International Cellular SA, 13.50% due 6/01/2006	1,085,000	930,000	2,015,000
	B	B3	2,900,000	Nextel Communications, Inc., 9.50% due 2/01/2011	1,102,000	1,102,000	2,204,000
	D	Ca	7,000,000	Nextel International Inc., 12.75% due 8/01/2010(a)	52,500	52,500	105,000
				Nextel Partners Inc.:
	CCC+	B3	2,500,000	11% due 3/15/2010	1,475,000	—	1,475,000
	CCC+	B3	7,000,000	11% due 3/15/2010(b)	1,770,000	2,360,000	4,130,000

					12,070,750	9,247,000	21,317,750

			Total Investments in Corporate Bonds (Cost — $543,558,680) — 122.2%		283,400,863	206,912,017	490,312,880

PRO FORMA COMBINED SCHEDULE OF INVESTMENTS FOR
CORPORATE HIGH YIELD FUND V, INC. AND
CORPORATE HIGH YIELD FUND IV, INC.
As of August 31, 2002 (unaudited) (concluded)
(in U.S. dollars)
					Value
Industries	S&P Ratings	Moody’s Ratings	Face Amount	Corporate Bonds	Corporate High Yield V	Corporate High Yield IV	Pro Forma for Combined Fund
Commercial Paper*** — 0.0%
			$251,000	General Motors Acceptance Corp., 1.98% due 09/03/2002	$—	$251,000	$251,000

			Total Investments in Short-Term Securities (Cost — $251,000) — 0.0%		—	251,000	251,000

				Total Investments (Cost — $543,809,680) — 122.2%	283,400,863	207,163,017	490,563,880
				Liabilities in Excess of Other Assets — (22.2)%	(50,980,249)	(38,265,719)	(94,305,618	)#

				Net Assets — 100.0%	$232,420,614	$168,897,298	$396,258,262	#

*	Not Rated.
**	Represents a zero coupon or step bond; the interest rate shown reflects the effective yield at the time of purchase by the Fund.
***	Commercial Paper is traded on a discount basis; the interest rate shown reflects the discount rate paid at the time of purchase by the Fund.
(a)	Non-income producing security.
(b)	The security may be offered and sold to “qualified institutional buyers” under Rule 144A of the Securities Act of 1933.
(c)	Represents a pay-in-kind security which may pay interest/dividends in additional face/shares.
(d)	Floating rate note.
#	Amount reflects pro forma adjustment to the Statement of Assets, Liabilities and Capital.

See Notes to Financial Statements.

PRO FORMA COMBINED STATEMENT OF ASSETS, LIABILITIES AND CAPITAL
FOR CORPORATE HIGH YIELD FUND V, INC. AND
CORPORATE HIGH YIELD FUND IV, INC.
As of August 31, 2002 (Unaudited)

The following unaudited Pro Forma Combined Statement of Assets, Liabilities and Capital has been derived from the Statement of Assets, Liabilities and Capital of Corporate High Yield Fund V, Inc. (“Corporate Fund V”) and the Statement of Assets, Liabilities and Capital of Corporate High Yield Fund IV, Inc. (“Corporate Fund IV”), each as of August 31, 2002 and such information has been adjusted to give effect to the Reorganization as if the Reorganization had occurred on August 31, 2002. The Pro Forma Combined Statement of Assets, Liabilities and Capital is presented for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated on August 31, 2002. This Pro Forma Combined Statement of Assets, Liabilities and Capital should be read in conjunction with the Funds’ financial statements and related notes thereto which are included in this joint Proxy Statement and Prospectus.

	Corporate Fund V	Corporate Fund IV	Adjustments (1)	Pro Forma for Combined Fund
Assets:
Investments, at value*	$283,400,863	$207,163,017		$490,563,880
Cash	176,024	—		176,024
Receivables:
Interest	7,663,884	5,616,858		13,280,742
Loaned securities	232	403		635

Prepaid expenses and other assets	9,196	13,246		22,442

Total assets	291,250,199	212,793,524		504,043,723

Liabilities:
Loans	58,400,000	43,700,000		102,100,000
Payables:
Dividends to shareholders			$4,733,050	4,733,050
Investment adviser	134,470	98,237		232,707
Organization costs	230,377	—		230,377
Interest on loans	32,290	24,135		56,425
Custodian bank	—	45,451		45,451
Accrued expenses and other liabilities	32,448	28,403	326,600	387,451

Total liabilities	58,829,585	43,896,226	5,059,650	107,785,461

Net Assets:
Net Assets	$232,420,614	$168,897,298	$(5,059,650)	$396,258,262

Net Assets Consist of:
Common Stock, $0.10 par value, 200,000,000 shares authorized**	1,854,165	1,346,934	$314	3,201,413
Paid-in capital in excess of par	263,092,585	191,166,869	(326,914)	453,932,540
Undistributed investment income — net	2,750,235	1,982,815	(4,733,050)	—
Accumulated realized capital losses on investments — net	(4,312,760)	(3,317,131)		(7,629,891)
Unrealized depreciation on investments — net	(30,963,611)	(22,282,189)		(53,245,800)

Net assets	$232,420,614	$168,897,298	$(5,059,650)	$396,258,262

Net asset value per share	$12.54	$12.54		$12.38

Market price	$12.50	$12.50

*Identified cost	$314,364,474	$229,445,206		$543,809,680

**Shares outstanding	18,541,645	13,469,339	3,137	32,014,121

(1)
Reflects the charge for estimated Reorganization expenses of $326,600 of which $169,400 is attributable to Corporate Fund V and $157,200 is attributable to Corporate Fund IV and assumes the distribution of undistributed net investment income of $4,733,050 of which $2,750,235 is attributable to Corporate Fund V and $1,982,815 is attributable to Corporate Fund IV.

See Notes to Financial Statements.

PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR CORPORATE HIGH YIELD FUND V, INC. AND
CORPORATE HIGH YIELD FUND IV, INC.
For the Period Ended August 31, 2002† (Unaudited)

The following unaudited Pro Forma Combined Statement of Operations has been derived from the Statements of Operations of the respective Funds for the period ended August 31, 2002† and such information has been adjusted to give effect to the Reorganization as if the Reorganization had occurred at the beginning of the period. The Pro Forma Combined Statement of Operations is presented for informational purposes only and does not purport to be indicative of the results of operations that actually would have resulted if the Reorganization had been consummated at the beginning of the period nor which may result from future operations. The Pro Forma Combined Statement of Operations should be read in conjunction with the Funds’ financial statements and related notes thereto which are included in this Joint Proxy Statement and Prospectus.

	Corporate Fund V	Corporate Fund IV	Adjustments		Pro Forma for Combined Fund (2)
Investment Income
Interest	$21,313,009	$22,173,615			$43,486,624
Loaned securities — net	6,058	4,998			11,056
Other	110,000	92,057			202,057

Total income	21,429,067	22,270,670			43,699,737

Expenses:
Investment advisory fees	1,286,314	1,204,775			2,491,089
Loan interest expense	505,583	614,752			1,120,335
Borrowing costs	98,842	83,096			181,938
Accounting services	75,064	72,991	$(20,300	)(1)	127,755
Professional fees	36,560	76,976	(76,976	)(1)	36,560
Transfer agent fees	32,359	30,288	(3,812	)(1)	58,835
Listing fees	28,293	28,293	(28,293	)(1)	28,293
Directors’ fees and expenses	30,142	20,005	(20,005	)(1)	30,142
Custodian fees	18,150	18,058	(11,681	)(1)	24,527
Printing and shareholder reports	13,045	15,121	(8,401	)(1)	19,765
Pricing services	8,698	11,696	(10,939	)(1)	9,455
Other	15,885	15,924	(15,924	)(1)	15,885

Total expenses before reimbursement	2,148,935	2,191,975	(196,331)		4,144,579
Reimbursement of expenses	(446,045)	(244,370)	690,415	(3)	—

Total expenses after reimbursement	1,702,890	1,947,605	494,084		4,144,579

Investment income — net	19,726,177	20,323,065	196,331		39,555,158

Realized and Unrealized Loss on Investments — Net
Realized loss on investments — net	(4,312,760)	(3,313,349)			(7,626,109)
Unrealized depreciation on investments — net	(30,963,611)	(22,282,189)			(53,245,800)

Net Decrease in Net Assets Resulting from Operations	$(15,550,194)	$(5,272,473)	$196,331		$(21,316,751)

(1)	Reflects the anticipated savings as a result of the Reorganization through fewer audits and consolidation of printing, legal and other services.
(2)
This Pro Forma Combined Statement of Operations excludes non-recurring aggregate estimated Reorganization expenses of $326,600 of which $169,400 is attributable to Corporate Fund V and $157,200 is attributable to Corporate Fund IV.

(3)
Fund Asset Management, L.P. (“FAM”) voluntarily waived a portion of its advisory fee since the commencement of operations for both Corporate Fund V and Corporate Fund IV. This fee waiver was discontinued and it is not anticipated that FAM will waive any portion of its fee or reimburse expenses with respect to the Combined Fund after the Reorganization.

†	Commencement of operations of Corporate Fund IV is September 28, 2001 and commencement of operations of Corporate Fund V is November 30, 2001.

See Notes to Financial Statements.

CORPORATE HIGH YIELD FUND V, INC.

NOTES TO PRO FORMA FINANCIAL STATEMENTS
(Unaudited)

1.    Significant Accounting Policies:

Corporate High Yield Fund V, Inc. (the “Fund” or the “Combined Fund”), which term as used herein shall refer to Corporate High Yield Fund V, Inc. after giving effect to the Reorganization with Corporate High Yield Fund IV, Inc. (“Corporate Fund IV”), is registered under the Investment Company Act of 1940 as a diversified, closed-end management investment company. The Fund commenced operations on November 30, 2001. Prior to this the Fund had no operations other than those relating to organizational matters and the sale of 6,981 shares of Common Stock on November 16, 2001 to Fund Asset Management, L.P. (“FAM”) for $100,003. Corporate Fund IV commenced operations on September 28, 2001. Prior to this the Fund had no operations other than those relating to organizational matters and the sale of 6,667 shares of Common Stock on September 17, 2001 to FAM for $100,005. The Fund’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which may require the use of management accruals and estimates. These unaudited financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim period presented. All such adjustments are of a normal, recurring nature for a Reorganization. The Fund determines and makes available for publication the net asset value of its Common Stock on a weekly basis. The Funds’ Common Stock is listed on the New York Stock Exchange under the symbol HYV (the Fund) and HYW (Corporate Fund IV). The following is a summary of significant accounting policies followed by the Fund.

(a)  Valuation of investments — Portfolio securities are valued on the basis of prices furnished by one or more pricing services that determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. In certain circumstances, portfolio securities are valued at the last sale price on the exchange that is the primary market for such securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. The value of interest rate swaps, caps and floors is determined in accordance with a formula and then confirmed periodically by obtaining a bank quotation. Financial futures contracts and options thereon, which are traded on exchanges, are valued at their closing prices as of the close of such exchanges. Options written or purchased are valued at the last sale price in the case of exchange-traded options. In the case of options traded in the over-the-counter market, valuation is the last asked price (options written) or the last bid price (options purchased). Obligations with remaining maturities of sixty days or less are valued at amortized cost, which approximates market value, unless this method no longer produces fair valuations. Rights or warrants to acquire stock, or stock acquired pursuant to the exercise of a right or warrant, may be valued taking into account various factors such as original cost to the Fund, earnings and net worth of the issuer, market prices for securities of similar issuers, assessment of the issuer’s future prosperity, liquidation value or third party transactions involving the issuer’s securities. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Board of Directors of the Fund.

(b)  Derivative financial instruments — The Fund may engage in various portfolio investment strategies to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. Losses may arise due to changes in the value of the contract or if the counterparty does not perform under the contract.

•
Options — The Fund is authorized to write and purchase call and put options. When the Fund writes an option, an amount equal to the premium received by the Fund is reflected as an asset and an equivalent liability. The amount of the liability is subsequently marked to market to reflect the current market value of the option written.

CORPORATE HIGH YIELD FUND V, INC.

NOTES TO PRO FORMA FINANCIAL STATEMENTS—(Unaudited) (Continued)

When a security is purchased or sold through an exercise of an option, the related premium paid (or received) is added to (or deducted from) the basis of the security acquired or deducted from (or added to) the proceeds of the security sold. When an option expires (or the Fund enters into a closing transaction), the Fund realizes a gain or loss on the option to the extent of the premiums received or paid (or gain or loss to the extent the cost of the closing transaction exceeds the premium paid or received).

Written and purchased options are non-income producing investments.

•
Financial futures contracts — The Fund may purchase or sell financial futures contracts and options on such futures contracts, including for the purpose of hedging the market risk on existing securities or the intended purchase of securities. Futures contracts are contracts for delayed delivery of securities at a specific future date and at a specific price or yield. Upon entering into a contract, the Fund deposits and maintains as collateral such initial margin as required by the exchange on which the transaction is effected. Pursuant to the contract, the Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as variation margin and are recorded by the Fund as unrealized gains or losses. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

•
Interest rate transactions — The Fund is authorized to enter into interest rate swaps and purchase or sell interest rate caps and floors. In an interest rate swap, the Fund exchanges with another party their respective commitments to pay or receive interest on a specified notional principal amount. The purchase of an interest rate cap (or floor) entitles the purchaser, to the extent that a specified index exceeds (or falls below) a predetermined interest rate, to receive payments of interest equal to the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate cap (or floor).

(c)  Income taxes — It is the Fund’s policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Therefore, no Federal income tax provision is required.

(d)  Security transactions and investment income — Security transactions are recorded on the dates the transactions are entered into (the trade dates). Realized gains and losses on security transactions are determined on the identified cost basis. Dividend income is recorded on the ex-dividend dates. Interest income is recognized on the accrual basis.

(e)  Offering expenses — Direct expenses relating to the public offering of the Fund’s Common Stock were charged to capital at the time of issuance of the shares.

(f)  Dividends and distributions — Dividends from net investment income are declared and paid monthly. Distributions of capital gains are recorded on the ex-dividend dates.

(g)  Securities lending — The Fund may lend securities to financial institutions that provide cash or securities issued or guaranteed by the U.S. government as collateral, which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. Where the Fund receives securities as collateral for the loaned securities, it collects a fee from the borrower. The Fund typically receives the income on the loaned securities but does not receive the income on the collateral. Where the Fund receives cash collateral, it may invest such collateral and retain the amount earned on such investment, net of any amount rebated to the borrower. Loans of securities are terminable at any time and the borrower, after notice, is required

CORPORATE HIGH YIELD FUND V, INC.

NOTES TO PRO FORMA FINANCIAL STATEMENTS—(Unaudited) (Concluded)

to return borrowed securities within five business days. The Fund may pay reasonable finder’s, lending agent, administrative and custodial fees in connection with its loans. In the event that the borrower defaults on its obligation to return borrowed securities because of insolvency or for any other reason, the Fund could experience delays and costs in gaining access to the collateral. The Fund also could suffer a loss where the value of the collateral falls below the market value of the borrowed securities, in the event of borrower default or in the event of losses on investments made with cash collateral.

(h)  Custodian bank — Corporate Fund IV recorded an amount payable to the custodian bank reflecting an overnight overdraft, which resulted from management estimates of available cash.

(i)  Reclassification — Accounting principles generally accepted in the United States of America require that certain components of net assets be adjusted to reflect permanent differences between financial and tax reporting. Accordingly, the current year’s permanent book/tax differences on Corporate Fund IV of $3,782 have been reclassified between accumulated net realized capital losses and undistributed net investment income. These reclassifications have no effect on net assets or net asset value per share.

2.    Investment Advisory Agreement and Transactions with Affiliates:

The Funds have each entered into an Investment Advisory Agreement with FAM. The general partner of FAM is Princeton Services, Inc. (“PSI”), an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. (“ML & Co.”), which is the limited partner.

FAM is responsible for the management of each Fund’s portfolio and provides the necessary personnel, facilities, equipment and certain other services necessary to the operation of each Fund. For such services, the Funds pay a monthly fee at an annual rate of .60% of the Fund’s average weekly net assets plus the proceeds of any outstanding principal borrowed. For the period November 30, 2001 to August 31, 2002, FAM earned fees of $1,286,314, of which $446,045 was waived for the Fund. For the period September 28, 2001 to August 31, 2002, FAM earned fees of $1,204,775, of which $244,370 was waived for Corporate Fund IV.

During the period November 30, 2001 to August 31, 2002, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of FAM, received underwriting fees of $11,272,500 in connection with the issuance of the Fund’s Common Stock. During the period September 28, 2001 to August 31, 2002, MLPF&S received underwriting fees of $8,100,000 in connection with the issuance of Corporate Fund IV’s Common Stock.

The Funds have received an exemptive order from the Securities and Exchange Commission permitting it to lend portfolio securities to MLPF&S or its affiliates. Pursuant to that order, the Fund also has retained QA Advisors, LLC (“QA Advisors”), an affiliate of FAM, as the securities lending agent for a fee based on a share of the returns on investment of cash collateral. QA Advisors may, on behalf of the Funds, invest cash collateral received by the Funds for such loans, among other things, in a private investment company managed by QA Advisors or in registered money market funds advised by FAM or its affiliates. For the period November 30, 2001 to August 31, 2002 and for the period September 28, 2001 to August 31, 2002, QA Advisors received  $ 2,185 and $2,143, respectively in securities lending agent fees for the Fund and Corporate Fund IV, respectively.

For the period November 30, 2001 to August 31, 2002, the Fund reimbursed FAM $6,510 for certain accounting services and for the period September 28, 2001 to August 31, 2002, Corporate Fund IV reimbursed FAM $6,579 for certain accounting services.

Certain officers and/or directors of the Fund are officers and/or directors of FAM, PSI, and/or ML & Co.

EXHIBIT I

INFORMATION PERTAINING TO EACH FUND

General Information

Fund	Defined Term used in Exhibit I	Fiscal Year End	State of Incorporation	Meeting Time
Corporate High Yield Fund IV, Inc.	Corporate Fund IV	8/31	Maryland	9:00 a.m.
Corporate High Yield Fund V, Inc.	Corporate Fund V	8/31	Maryland	9:30 a.m.

Shares of Capital Stock of the Fund Outstanding as of the Record Date
Corporate Fund IV	13,548,299
Corporate Fund V	18,718,869

Information Pertaining to Director Nominees

Information relating to the share ownership by each Director nominee as of the Record Date is set forth in the chart below:

Director Nominees	Dollar Range of Securities in Corporate Fund IV	Dollar Range of Securities in Corporate Fund V	Aggregate Dollar Range of Securities in All MLIM/FAM-Advised Funds Overseen by Director Nominees
Interested Director:
Terry K. Glenn	None	None	over $100,000
Non-Interested Directors:
James H. Bodurtha*	None	None	$50,001-$100,000
Joe Grills*	None	None	over $100,000
Herbert I. London	None	None	None
André F. Perold	None	None	None
Roberta Cooper Ramo	None	None	$50,001-$100,000
Robert S. Salomon, Jr.	None	None	None
Stephen B. Swensrud	None	None	None

*	Co-Chairman of each Committee.

As of the Record Date, none of the non-interested Director nominees or any of their immediate family members owned beneficially or of record any securities of ML & Co.

Set forth below is certain biographical and other information relating to the Director nominee who is an “interested person,” as defined in the Investment Company Act, of each Fund:

Name, Address and Age of Director Nominee	Position(s) Held with the Funds	Term of Office† and Length of Time Served	Principal Occupation During Past Five Years	Number of MLIM/FAM- Advised Funds Overseen	Public Directorships
Terry K. Glenn (62)* P.O. Box 9011 Princeton, New Jersey 08543-9011	Director and President of each Fund	Director†† of each Fund since 2001; President of each Fund since 2001
Chairman (Americas Region) of FAM and MLIM (such terms as used herein, include their corporate predecessors) since 2000; Executive Vice President of FAM and MLIM since 1983; President of Merrill Lynch Mutual Funds since 1999; President of FAM Distributors, Inc. (“FAMD”) since 1986 and Director thereof since 1991; Executive Vice President and Director of Princeton Services since 1993; President of Princeton Administrators, L. P. (“Princeton Administrators”) since 1988; Director of Financial Data Services, Inc. since 1985.
				119 registered investment companies consisting of 170 portfolios	None

*	Mr. Glenn is an “interested person,” as described in the Investment Company Act, of the Funds based on his positions with FAM, MLIM, FAMD, Princeton Services and Princeton Administrators.
†	Elected by and serves at the pleasure of the Board of Directors of each Fund.
††
As a Director, Mr. Glenn serves until his successor is elected and qualified, until December 31 of the year in which he turns 72 or until the earlier of his death, resignation or removal as provided in the applicable Fund’s by-laws, charter or by statute.

Set forth below is certain biographical and other information relating to each non-interested Director nominee of each Fund:

Name, Address* and Age of Director Nominee††	Position(s) Held with each Fund	Term of Office** and Length of Time Served	Principal Occupation During Past Five Years	Number of MLIM/FAM- Advised Funds and Portfolios Overseen	Public Directorships
James H. Bodurtha (58)†	Director of each Fund	Director of each Fund since 2002
Director and Executive Vice President, The China Business Group, Inc. since 1996; Chairman and Chief Executive Officer, China Enterprise Management Corporation from 1993 to 1996; Director and Chairman, Berkshire Holdings Corporation since 1980; Partner, Squire, Sanders & Dempsey from 1980 to 1993.
				42 registered investment companies consisting of 62 portfolios	None

Name, Address* and Age of Director Nominee††	Position(s) Held with each Fund	Term of Office** and Length of Time Served	Principal Occupation During Past Five Years	Number of MLIM/FAM- Advised Funds and Portfolios Overseen	Public Directorships
Joe Grills (67)†	Director of each Fund	Director of each Fund since 2001
Member of the Committee of Investment of Employee Benefit Assets of the Association of Financial Professionals (“CIEBA”) since 1986; Member of CIEBA’s Executive Committee since 1988 and its Chairman from 1991 to 1992; Assistant Treasurer of International Business Machines Corporation (“IBM”) and Chief Investment Officer of IBM Retirement Funds from 1986 to 1993; Member of the Investment Advisory Committee of the State of New York Common Retirement Funds since 1989; Member of the Investment Advisory Committee of the Howard Hughes Medical Institute from 1997 to 2000; Director, Duke Management Company since 1992 and Vice Chairman thereof since 1998; Director, LaSalle Street Fund from 1995 to 2001; Director, Kimco Realty Corporation since 1997; Member of the Investment Advisory Committee of the Virginia Retirement System since 1998 and Vice Chairman thereof since 2002; Director, Montpelier Foundation since 1998 and its Vice Chairman since 2000; Member of the Investment Committee of the Woodberry Forest School since 2000; Member of the Investment Committee of the National Trust for Historic Preservation since 2000.
				42 registered investment companies consisting of 62 portfolios	Kimco Realty Corporation

Herbert I. London (63)†	Director of each Fund	Director of each Fund since 2002
John M. Olin Professor of Humanities, New York University since 1993 and Professor thereof since 1980; President, Hudson Institute since 1997 and Trustee thereof since 1980; Dean, Gallatin Division of New York University from 1976 to 1993; Distinguished Fellow, Herman Kahn Chair, Hudson Institute from 1984 to 1985; Director, Damon Corp. from 1991 to 1995; Overseer, Center for Naval Analyses from 1983 to 1993; Limited Partner, Hypertech LP since 1996.
				42 registered investment companies consisting of 62 portfolios	None

Name, Address* and Age of Director Nominee††	Position(s) Held with each Fund	Term of Office** and Length of Time Served	Principal Occupation During Past Five Years	Number of MLIM/FAM- Advised Funds and Portfolios Overseen	Public Directorships
André F. Perold (50)†	Director of each Fund	Director of each Fund since 2002
Harvard Business School: George Gund Professor of Finance and Banking since 2000; Senior Associate Dean, Director of Faculty Recruiting since 2001; Finance Area Chair from 1996 to 2001; Sylvan C. Coleman Professor of Financial Management from 1993 to 2000; Trustee, Commonfund from 1989 to 2001; Director, Sanlam Limited and Sanlam Life since 2001; Director, Genbel Securities Limited and Gensec Bank since 1999; Director, Stockback.com since 2001; Director, Sanlam Limited since 2001; Director, Sanlam Investment Management from 1999 to 2001; Director, Bulldogresearch.com from 2000 to 2001; Director, Quantec Limited 1991 to 1999.
				42 registered investment companies consisting of 62 portfolios	None

Roberta Cooper Ramo (60)†	Director of each Fund	Director of each Fund since 2002
Shareholder, Modrall, Sperling, Roehl, Harris & Sisk, P.A. since 1993; President, American Bar Association from 1995 to 1996 and Member of the Board of Governors thereof from 1994 to 1997; Partner, Poole, Kelly & Ramo, Attorneys at Law, P.C. from 1977 to 1993; Director of Coopers Inc. since 1999; Director of ECMC Group (service provider to students, schools and lenders) since 2001; Director, United New Mexico Bank (now Wells Fargo) from 1983 to 1988; Director, First National Bank of New Mexico (now First Security) from 1975 to 1976.
				42 registered investment companies consisting of 62 portfolios	None

Robert S. Salomon, Jr. (66)†	Director of each Fund	Director of each Fund since 2001
Principal of STI Management (investment adviser) since 1994; Chairman and CEO of Salomon Brothers Asset Management Inc. from 1992 to 1995; Chairman of Salomon Brothers Equity Mutual Funds from 1992 to 1995; regular columnist with Forbes Magazine since 1992; Director of Stock Research and U.S. Equity Strategist at Salomon Brothers, Inc. from 1975 to 1991; Trustee, Commonfund from 1980 to 2001.
				42 registered investment companies consisting of 62 portfolios	None

Stephen B. Swensrud (69)†	Director of each Fund	Director of each Fund since 2001
Chairman of Fernwood Advisors (investment adviser) since 1996; Principal of Fernwood Associates (financial consultant) since 1975; Chairman of RPP Corporation (manufacturing) since 1978; Director, International Mobile Communications, Inc. (telecommunications) since 1998.
				42 registered investment companies consisting of 62 portfolios	None

*	The address of each Director is P.O. Box 9011, Princeton, New Jersey 08543-9011.
**
Each Director serves until his or her successor is elected and qualified, until December 31 of the year in which he or she turns 72 or until the earlier of his or her death, resignation or removal as provided in the applicable Fund’s by-laws, charter or by statute.

†
Each Director/nominee is a director, trustee or member of an advisory board of certain other investment companies for which FAM or MLIM acts as investment adviser and is a member of the Committee of each Board on which he or she currently serves as a Director and if elected will also be a member of the Committee of the Fund.

††	Information is not provided for Mr. Melvin R. Seiden, who retired from the Board of Directors of each Fund effective December 31, 2002.

Certain biographical and other information relating to the officers† of each Fund is set forth below:

Name, Address* and Age	Position(s) Held with each Fund:	Term of Office** and Length of Time Served	Principal Occupation During Past Five Years	Number of MLIM/FAM- Advised Funds and Portfolios Overseen	Public Directorships
Donald C. Burke (42)	Vice President and Treasurer of each Fund	Vice President of each Fund since 2001 and Treasurer of each Fund since 2001
First Vice President of FAM and MLIM since 1997 and Treasurer thereof since 1999; Senior Vice President and Treasurer of Princeton Services since 1999; Vice President of FAMD since 1999; Vice President of FAM and MLIM from 1990 to 1997; Director of Taxation of MLIM since 1990.
				119 registered investment companies consisting of 170 portfolios	None

Elizabeth M. Phillips (52)	Vice President and Portfolio Manager of each Fund	Vice President of each Fund and Portfolio Manager of each Fund since 2001	Director of MLIM since 2001; Vice President of MLIM from 1990 to 2001; Portfolio Manager of FAM and MLIM since 1993.	8 registered investment companies consisting of 8 portfolios	None

B. Daniel Evans (58)	Vice President and Portfolio Manager of each Fund	Vice President of each Fund and Portfolio Manager of each Fund since 2002	Director of MLIM since 2000; Vice President of MLIM from 1995 to 2000; Portfolio Manager of FAM and MLIM since 2001.	8 registered investment companies consisting of 10 portfolios	None

David W. Clayton (35)	Secretary of each Fund	Secretary of each Fund since 2002	Vice President of MLIM since 2000; Attorney in private practice from 1995 to 2000.	14 registered investment companies consisting of 16 portfolios	None

†	Information about Terry K. Glenn, President of the Funds, appears above with Director nominees.
*	The address of each officer listed above is P.O. Box 9011, Princeton, New Jersey 08543-9011.
**	Elected by and serves at the pleasure of the Board of Directors of the Fund.

EXHIBIT II

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made as of the 27th day of December 2002, by and between Corporate High Yield Fund IV, Inc., a Maryland corporation (“Corporate Fund IV”), and Corporate High Yield Fund V, Inc., a Maryland corporation (“Corporate Fund V”) (Corporate Fund IV and Corporate Fund V are sometimes referred to herein together as the “Funds” and individually as a “Fund,” as the context requires).

PLAN OF REORGANIZATION

The reorganization will constitute the following:

(1)
the acquisition by Corporate Fund V of substantially all of the assets, and the assumption by Corporate Fund V of substantially all of the liabilities of Corporate Fund IV, in exchange solely for an equal aggregate value of newly issued shares of common stock, with a par value of $0.10 per share, of Corporate Fund V (“Corporate Fund V Common Stock”), and

(2)
the subsequent distribution by Corporate Fund IV to Corporate Fund IV stockholders of all of the Corporate Fund V Common Stock received by Corporate Fund IV in exchange for such stockholders’ shares of common stock, with a par value of $0.10 per share, of Corporate Fund IV, including shares of common stock of Corporate Fund IV representing the Dividend Reinvestment Plan (“DRIP”) shares held in the book deposit accounts of the holders of common stock of Corporate Fund IV (“Corporate Fund IV Common Stock”),

all upon and subject to the terms hereinafter set forth (collectively, the “Reorganization”).

In the course of the Reorganization, each holder of Corporate Fund IV Common Stock will be entitled to receive a number of shares of Corporate Fund V Common Stock equal to the aggregate net asset value of the Corporate Fund IV Common Stock owned by such stockholder on the Closing Date (as defined in Section 7(a) of this Agreement).

It is intended that the Reorganization described in this Agreement shall be a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the “Code”), and any successor provision.

Prior to the Closing Date, Corporate Fund IV shall declare a dividend or dividends which, together with all such previous dividends, shall have the effect of distributing to its stockholders all of its net investment company taxable income to and including the Closing Date, if any (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized to and including the Closing Date.

As promptly as practicable after the consummation of the Reorganization, Corporate Fund IV shall be dissolved in accordance with the laws of the State of Maryland and will terminate its registration under the Investment Company Act of 1940, as amended (the “1940 Act”).

AGREEMENT

In order to consummate the Reorganization and in consideration of the promises and the covenants and agreements hereinafter set forth, and intending to be legally bound, each Fund hereby agrees as follows:

1.    Representations and Warranties of Corporate Fund V.

Corporate Fund V represents and warrants to, and agrees with, Corporate Fund IV that:

(a)  Corporate Fund V is a corporation duly incorporated, validly existing and in good standing in conformity with the laws of the State of Maryland, and has the power to own all of its assets and to carry out this Agreement. Corporate Fund V has all necessary Federal, state and local authorizations to carry on its business as it is now being conducted and to carry out this Agreement.

(b)  Corporate Fund V is duly registered under the 1940 Act as a diversified, closed-end management investment company (File No. 811-07634), and such registration has not been revoked or rescinded and is in full force and effect. Corporate Fund V has elected and qualified at all times since its inception for the special tax treatment afforded regulated investment companies (“RICs”) under Sections 851-855 of the Code and intends to continue to so qualify until consummation of the Reorganization and thereafter.

(c)  Corporate Fund IV has been furnished with Corporate Fund V’s Annual Report to Stockholders for the period from inception (September 28, 2001) to August 31, 2002, and the audited financial statements appearing therein, having been examined by Deloitte & Touche LLP, independent public accountants, fairly present the financial position of Corporate Fund V as of the respective dates indicated, in conformity with generally accepted accounting principles applied on a consistent basis.

(d)  An unaudited statement of assets, liabilities and capital of Corporate Fund V and an unaudited schedule of investments of Corporate Fund V, each as of the Valuation Time (as defined in Section 3(d) of this Agreement), will be furnished to Corporate Fund IV, at or prior to the Closing Date for the purpose of determining the number of shares of Corporate Fund V Common Stock to be issued pursuant to Section 4 of this Agreement; each will fairly present the financial position of Corporate Fund V as of the Valuation Time in conformity with generally accepted accounting principles applied on a consistent basis.

(e)  Corporate Fund V has full power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement has been duly authorized by all necessary action of its Board of Directors, and this Agreement constitutes a valid and binding contract enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, moratorium, fraudulent conveyance and similar laws relating to or affecting creditors’ rights generally and court decisions with respect thereto.

(f)  There are no material legal, administrative or other proceedings pending or, to the knowledge of Corporate Fund V, threatened against it which assert liability on the part of Corporate Fund V or which materially affect its financial condition or its ability to consummate the Reorganization. Corporate Fund V is not charged with or, to the best of its knowledge, threatened with any violation or investigation of any possible violation of any provisions of any Federal, state or local law or regulation or administrative ruling relating to any aspect of its business.

(g)  Corporate Fund V is not obligated under any provision of its Articles of Incorporation, as amended and supplemented, or its by-laws, or a party to any contract or other commitment or obligation, and is not subject to any order or decree which would be violated by its execution of or performance under this Agreement, except insofar as the Funds have mutually agreed to amend such contract or other commitment or obligation to cure any potential violation as a condition precedent to the Reorganization.

(h)  There are no material contracts outstanding to which Corporate Fund V is a party that have not been disclosed in the N-14 Registration Statement (as defined in subsection (k) below) or will not otherwise be disclosed to Corporate Fund IV prior to the Valuation Time.

(i)  Corporate Fund V has no known liabilities of a material amount, contingent or otherwise, other than those shown on its statements of assets, liabilities and capital referred to above, those incurred in the ordinary course of its business as an investment company since August 31, 2002, and those incurred in connection with the Reorganization. As of the Valuation Time, Corporate Fund V will advise Corporate Fund IV in writing of all known liabilities, contingent or otherwise, whether or not incurred in the ordinary course of business, existing or accrued as of such time.

(j)  No consent, approval, authorization or order of any court or governmental authority is required for the consummation by Corporate Fund V of the Reorganization, except such as may be required under the Securities Act of 1933, as amended (the “1933 Act”), the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the 1940 Act or state securities laws (which term as used herein shall include the laws of the District of Columbia and Puerto Rico).

(k)  The registration statement filed by Corporate Fund V on Form N-14 which includes the joint proxy statement of the Funds with respect to the transactions contemplated herein and the prospectus of Corporate Fund V relating to the Corporate Fund V Common Stock to be issued pursuant to this Agreement (the “Joint Proxy Statement and Prospectus”), and any supplement or amendment thereto or to the documents therein (as amended or supplemented, the “N-14 Registration Statement”), on its effective date, at the time of the stockholders’ meetings referred to in Section 6(a) of this Agreement and at the Closing Date, insofar as it relates to Corporate Fund V (i) complied or will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and the Joint Proxy Statement and Prospectus included therein did not or will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection only shall apply to statements in or omissions from the N-14 Registration Statement made in reliance upon and in conformity with information furnished by Corporate Fund V for use in the N-14 Registration Statement as provided in Section 6(e) of this Agreement.

(l)  Corporate Fund V is authorized to issue 200,000,000 shares of capital stock, par value $0.10 per share, all of which have been initially designated as common stock; each outstanding share of which is fully paid and nonassessable and has full voting rights.

(m)  The shares of Corporate Fund V Common Stock to be issued to Corporate Fund IV pursuant to this Agreement will have been duly authorized and, when issued and delivered pursuant to this Agreement against the payment of the consideration set forth in this Agreement, will be legally and validly issued and outstanding and will be fully paid and nonassessable and will have full voting rights, and no stockholder of Corporate Fund V will have any preemptive right of subscription or purchase in respect thereof.

(n)  At or prior to the Closing Date, the Corporate Fund V Common Stock to be transferred to Corporate Fund IV for distribution to the stockholders of Corporate Fund IV on the Closing Date will be duly qualified for offering to the public in all states of the United States in which the sale of shares of Corporate Fund IV presently is qualified, and there will be a sufficient number of such shares registered under the 1933 Act and, as may be necessary, with each pertinent state securities commission to permit the transfers contemplated by this Agreement to be consummated.

(o)  At or prior to the Closing Date, Corporate Fund V will have obtained any and all regulatory, Director and stockholder approvals necessary to issue the Corporate Fund V Common Stock.

2.    Representations and Warranties of Corporate Fund IV.

Corporate Fund IV represents and warrants to, and agrees with, Corporate Fund V that:

(a)  Corporate Fund IV is a corporation duly incorporated, validly existing and in good standing in conformity with the laws of the State of Maryland, and has the power to own all of its assets and to carry out this Agreement. Corporate Fund IV has all necessary Federal, state and local authorizations to carry on its business as it is now being conducted and to carry out this Agreement.

(b)  Corporate Fund IV is duly registered under the 1940 Act as a diversified, closed-end management investment company (File No. 811-07103), and such registration has not been revoked or rescinded and is in full force and effect. Corporate Fund IV has elected and qualified at all times since its inception for the special tax treatment afforded RICs under Sections 851-855 of the Code and intends to continue to so qualify through its taxable year ending upon liquidation.

(c)  As used in this Agreement, the term “Corporate Fund IV Investments” shall mean (i) the investments of Corporate Fund IV shown on the schedule of its investments as of the Valuation Time furnished to Corporate Fund V; and (ii) all other assets owned by Corporate Fund IV or liabilities incurred as of the Valuation Time.

(d)  Corporate Fund IV has full power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement has been duly authorized by all necessary action of its Board of Directors and this Agreement constitutes a valid and binding contract enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, moratorium, fraudulent conveyance and similar laws relating to or affecting creditors’ rights generally and court decisions with respect thereto.

(e)  Corporate Fund V has been furnished with Corporate Fund IV’s Annual Report to Stockholders for period from inception (November 30, 2001) to August 31, 2002, and the audited financial statements appearing therein, having been examined by Deloitte & Touche LLP, independent public accountants, fairly present the financial position of Corporate Fund IV as of the respective dates indicated, in conformity with accounting principles generally accepted in the United States applied on a consistent basis.

(f)  An unaudited statement of assets, liabilities and capital of Corporate Fund IV and an unaudited schedule of investments of Corporate Fund IV, each as of the Valuation Time, will be furnished to Corporate Fund V at or prior to the Closing Date for the purpose of determining the number of shares of Corporate Fund V Common Stock to be issued to Corporate Fund IV pursuant to Section 4 of this Agreement; each will fairly present the financial position of Corporate Fund IV as of the Valuation Time in conformity with generally accepted accounting principles applied on a consistent basis.

(g)  There are no material legal, administrative or other proceedings pending or, to the knowledge of Corporate Fund IV, threatened against it which assert liability on the part of Corporate Fund IV or which materially affect its financial condition or its ability to consummate the Reorganization. Corporate Fund IV is not charged with or, to the best of its knowledge, threatened with any violation or investigation of any possible violation of any provisions of any Federal, state or local law or regulation or administrative ruling relating to any aspect of its business.

(h)  There are no material contracts outstanding to which Corporate Fund IV is a party that have not been disclosed in the N-14 Registration Statement or will not otherwise be disclosed to Corporate Fund V prior to the Valuation Time.

(i)  Corporate Fund IV is not obligated under any provision of its Articles of Incorporation, as amended and supplemented, or its by-laws, or a party to any contract or other commitment or obligation, and is not subject to any order or decree which would be violated by its execution of or performance under this Agreement, except insofar as the Funds have mutually agreed to amend such contract or other commitment or obligation to cure any potential violation as a condition precedent to the Reorganization.

(j)  Corporate Fund IV has no known liabilities of a material amount, contingent or otherwise, other than those shown on its statements of assets, liabilities and capital referred to above, those incurred in the ordinary course of its business as an investment company since August 31, 2002 and those incurred in connection with the Reorganization. As of the Valuation Time, Corporate Fund IV will advise Corporate Fund V in writing of all known liabilities, contingent or otherwise, whether or not incurred in the ordinary course of business, existing or accrued as of such time.

(k)  Corporate Fund IV has filed, or has obtained extensions to file, all Federal, state and local tax returns which are required to be filed by it, and has paid or has obtained extensions to pay, all Federal, state and local taxes shown on said returns to be due and owing and all assessments received by it, up to and including the taxable year in which the Closing Date occurs. All tax liabilities of Corporate Fund IV have been adequately provided for on its books, and no tax deficiency or liability of Corporate Fund IV has been asserted and no question with respect thereto has been raised by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid, up to and including the taxable year in which the Closing Date occurs.

(l)  At both the Valuation Time and the Closing Date, Corporate Fund IV will have full right, power and authority to sell, assign, transfer and deliver the Corporate Fund IV Investments, subject only to the terms and conditions and liens arising under or otherwise permitted by the revolving credit facility with Citicorp North America, Inc. as agent for the secondary lenders party thereto, in effect on the Closing Date. At the Closing Date, subject only to the obligation to deliver the Corporate Fund IV Investments as contemplated by this Agreement and the terms and conditions and liens arising under or otherwise permitted by the revolving credit facility heretofore mentioned, Corporate Fund IV will have good and marketable title to all of the Corporate Fund IV Investments, and Corporate Fund V will acquire all of the Corporate Fund IV Investments free and clear of any encumbrances, liens or security interests, other than the terms and conditions and liens arising under or otherwise permitted by the revolving credit facility heretofore mentioned, and without any restrictions upon the transfer thereof (except those imposed by the Federal or state securities laws and those imperfections of title or encumbrances as do not materially detract from the value or use of the Corporate Fund IV Investments or materially affect title thereto).

(m)  No consent, approval, authorization or order of any court or governmental authority is required for the consummation by Corporate Fund IV of the Reorganization, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act or state securities laws.

(n)  The N-14 Registration Statement, on its effective date, at the time of the stockholders’ meetings referred to in Section 6(a) of this Agreement and on the Closing Date, insofar as it relates to Corporate Fund IV (i) complied or will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder, and (ii) did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and the Joint Proxy Statement and Prospectus included therein did not or will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall apply only to statements in or omissions from the N-14 Registration Statement made in reliance upon and in conformity with information furnished by Corporate Fund IV for use in the N-14 Registration Statement as provided in Section 6(e) of this Agreement.

(o)  Corporate Fund IV is authorized to issue 200,000,000 shares of capital stock, par value $0.10 per share, all of which have been initially designated as common stock; each outstanding share of which is fully paid and nonassessable and has full voting rights.

(p)  All of the issued and outstanding shares of Corporate Fund IV Common Stock were offered for sale and sold in conformity with all applicable Federal and state securities laws.

(q)  The books and records of Corporate Fund IV made available to Corporate Fund V and/or its counsel are substantially true and correct and contain no material misstatements or omissions with respect to the operations of Corporate Fund IV.

(r)  Corporate Fund IV will not sell or otherwise dispose of any of the shares of Corporate Fund V Common Stock to be received in the Reorganization, except in distribution to the stockholders of Corporate Fund IV, as provided in Section 4 of this Agreement.

(s)  At or prior to the Closing Date, Corporate Fund IV will have obtained any and all regulatory, Director and stockholder approvals necessary to consummate the Reorganization.

3.    The Reorganization.

(a)  Subject to receiving the requisite approval of the stockholders of each Fund, and to the other terms and conditions contained herein, Corporate Fund IV agrees to convey, transfer and deliver to Corporate Fund V and Corporate Fund V agrees to acquire from Corporate Fund IV on the Closing Date, all of the Corporate Fund IV Investments (including interest accrued as of the Valuation Time on debt instruments) and assume substantially all of the liabilities of Corporate Fund IV in exchange solely for that number of shares of Corporate Fund V Common Stock provided in Section 4 of this Agreement.

Pursuant to this Agreement, as soon as practicable after the Closing Date, Corporate Fund IV will distribute all shares of Corporate Fund V Common Stock received by it to its stockholders in exchange for their shares of Corporate Fund IV Common Stock. Such distributions shall be accomplished by the opening of stockholder accounts on the stock ledger records of Corporate Fund V in the amounts due the stockholders of Corporate Fund IV based on their respective holdings in Corporate Fund IV as of the Valuation Time.

(b)  Prior to the Closing Date, Corporate Fund IV shall declare a dividend or dividends which, together with all such previous dividends, shall have the effect of distributing to its stockholders all of its net investment company taxable income, tax-exempt net income and net capital gain to and including the Closing Date, if any (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized to and including the Closing Date.

(c)  Corporate Fund IV will pay or cause to be paid to Corporate Fund V any interest Corporate Fund IV receives on or after the Closing Date with respect to any of the Corporate Fund IV Investments transferred to Corporate Fund V hereunder.

(d)  The Valuation Time shall be 4:00 p.m., Eastern time, on March 14, 2003, or such earlier or later day and time as may be mutually agreed upon in writing (the “Valuation Time”).

(e)  Recourse for liabilities assumed from Corporate Fund IV by Corporate Fund V in the Reorganization will be limited to the net assets of Corporate Fund IV. The known liabilities of Corporate Fund IV, as of the Valuation Time, shall be confirmed in writing to Corporate Fund V pursuant to Section 2(j) of this Agreement.

(f)  The Funds will jointly file Articles of Transfer with the Maryland State Department of Assessments and Taxation (the “Maryland Department”) and any other such instrument as may be required by the State of Maryland to effect the transfer of the Corporate Fund IV Investments.

(g)  Corporate Fund IV will be dissolved following the Closing Date by filing Articles of Dissolution with the Maryland Department, together with such other reports (including tax reports) required under Maryland law.

(h)  As promptly as practicable after its liquidation pursuant to the Reorganization, Corporate Fund IV shall terminate its registration under the 1940 Act and shall delist its common stock from the New York Stock Exchange.

4.    Issuance and Valuation of Corporate Fund V Common Stock in the Reorganization.

Full shares of Corporate Fund V Common Stock of an aggregate net asset value equal (to the nearest one ten thousandth of one cent) to the value of the assets of Corporate Fund IV acquired in the Reorganization determined as hereinafter provided, reduced by the amount of liabilities of Corporate Fund IV assumed by Corporate Fund V in the Reorganization, shall be issued by Corporate Fund V to Corporate Fund IV in exchange for such assets of Corporate Fund IV, plus cash in lieu of fractional shares. Corporate Fund V will issue to Corporate Fund IV a number of shares of Corporate Fund V Common Stock, the aggregate net asset value of which will equal the aggregate net asset value of the shares of Corporate Fund IV Common Stock, determined as set forth below.

The net asset value of each Fund shall be determined as of the Valuation Time in accordance with the procedures described in the N-14 Registration Statement to be filed by Corporate Fund V in connection with the Reorganization and no formula will be used to adjust the net asset value so determined of any Fund to take into account differences in realized and unrealized gains and losses. Values in all cases shall be determined as of the Valuation Time. The value of Corporate Fund IV Investments to be transferred to Corporate Fund V shall be determined by Corporate Fund V pursuant to the procedures utilized by Corporate Fund V in valuing its own assets and determining its own liabilities for purposes of the Reorganization. Such valuation and determination shall be made by Corporate Fund V in cooperation with Corporate Fund IV and shall be confirmed in writing by Corporate Fund V to Corporate Fund IV. The net asset value per share of the Corporate Fund V Common Stock shall be determined in accordance with such procedures and Corporate Fund V shall certify the computations involved. For purposes of determining the net asset value of a share of Common Stock of each Fund, the value of the securities held by the Fund plus any cash or other assets (including interest accrued but not yet received) minus all liabilities (including accrued expenses) of that Fund is divided by the total number of shares of Common Stock of that Fund outstanding at such time.

Corporate Fund V shall issue to Corporate Fund IV separate certificates for the Corporate Fund V Common Stock, registered in the name of Corporate Fund IV. Corporate Fund IV then shall distribute the Corporate Fund V Common Stock to the holders of Corporate Fund IV Common Stock by redelivering the certificates evidencing ownership of the Corporate Fund V Common Stock to EquiServe L.P., as the transfer agent and registrar for the Corporate Fund V Common Stock for distribution to the holders of Corporate Fund IV Common Stock on the basis of such holder’s proportionate interest in the aggregate net asset value of the Common Stock of Corporate Fund IV. With respect to any Corporate Fund IV stockholder holding certificates evidencing ownership of Corporate Fund IV Common Stock as of the Closing Date, and subject to Corporate Fund V being informed thereof in writing by Corporate Fund IV, Corporate Fund V will not permit such stockholder to receive new certificates evidencing ownership of Corporate Fund V Common Stock, exchange Corporate Fund V Common Stock credited to such stockholder’s account for shares of other investment companies managed by Fund Asset Management, L.P. (“FAM”) or any of its affiliates, or pledge or redeem such Corporate Fund V Common Stock, in any case, until notified by Corporate Fund IV or its agent that such stockholder has surrendered his or her outstanding certificates evidencing ownership of Corporate Fund IV Common Stock or, in the event of lost certificates, posted adequate bond. Corporate Fund IV, at its own expense, will request its stockholders to surrender their outstanding certificates evidencing ownership of Corporate Fund IV Common Stock or post adequate bond therefor.

Dividends payable to holders of record of shares of Corporate Fund V Common Stock, as of any date after the Closing Date and prior to the exchange of certificates by any stockholder of Corporate Fund IV shall be payable to such stockholder without interest; however, such dividends shall not be paid unless and until such stockholder surrenders the stock certificates representing shares of Corporate Fund IV Common Stock for exchange.

No fractional shares of Corporate Fund V Common Stock will be issued to holders of Corporate Fund IV Common Stock. In lieu thereof, Corporate Fund V’s transfer agent, EquiServe L.P., will aggregate all fractional shares of Corporate Fund V Common Stock and sell the resulting full shares on the New York Stock Exchange at the current market price for shares of Corporate Fund V Common Stock for the account of all holders of fractional interests, and each such holder will receive such holder’s pro rata share of the proceeds of such sale upon surrender of such holder’s certificates representing Corporate Fund IV Common Stock.

5.    Payment of Expenses.

(a)  The expenses of the Reorganization that are directly attributable to Corporate Fund IV will be deducted from the assets of Corporate Fund IV as of the Valuation Time. These expenses are expected to include the expenses incurred in preparing, printing and mailing the proxy materials to be used in connection with the annual meeting of the stockholders of Corporate Fund IV to consider the Reorganization, the expenses related to the solicitation of proxies to be voted at that meeting and a portion of the expenses incurred in printing the Joint Proxy Statement and Prospectus contained in the N-14 Registration Statement. The expenses of the Reorganization that are directly attributable to Corporate Fund V will be deducted from the assets of Corporate Fund V as of the Valuation Time. These expenses are expected to include the expenses incurred in preparing, printing and mailing the proxy materials to be utilized in connection with the annual meeting of the stockholders of Corporate Fund V to consider the Reorganization, the expenses related to the solicitation of proxies to be voted at that meeting and a portion of the expenses incurred in printing the Joint Proxy Statement and Prospectus contained in the N-14 Registration Statement. Certain other expenses of the Reorganization, including expenses in connection with obtaining an opinion of counsel as to certain tax matters, the preparation of this Agreement, Securities and Exchange Commission (the “Commission”) fees, stock exchange fees, transfer agent fees, legal fees and audit fees, will be borne equally by the Funds.

(b)  If for any reason the Reorganization is not consummated, no party shall be liable to any other party for any damages resulting therefrom, including, without limitation, consequential damages.

6.    Covenants of the Funds.

(a)  Each Fund agrees to call a meeting of its stockholders to be held as soon as is practicable after the effective date of the N-14 Registration Statement for the purpose of considering the Reorganization as described in this Agreement.

(b)  Each Fund covenants to operate its business as presently conducted between the date hereof and the Closing Date.

(c)  Corporate Fund IV agrees that following the consummation of the Reorganization, it will dissolve in accordance with the laws of the State of Maryland and any other applicable law, it will not make any distributions of any shares of Corporate Fund V Common Stock other than to its stockholders and without first paying or adequately providing for the payment of all of its respective liabilities not assumed by Corporate Fund V, if any, and on and after the Closing Date it shall not conduct any business except in connection with its dissolution.

(d)  Corporate Fund IV undertakes that if the Reorganization is consummated, it will file an application pursuant to Section 8(f) of the 1940 Act for an order declaring that Corporate Fund IV has ceased to be a registered investment company and will delist its common stock from the New York Stock Exchange.

(e)  Corporate Fund V will file the N-14 Registration Statement with the Commission and will use its best efforts to provide that the N-14 Registration Statement becomes effective as promptly as practicable. Each Fund agrees to cooperate fully with the other, and each will furnish to the other the information relating to itself to be set forth in the N-14 Registration Statement as required by the 1933 Act, the 1934 Act, the 1940 Act, and the rules and regulations thereunder and the state securities laws.

(f)  Corporate Fund V has no plan or intention to sell or otherwise dispose of Corporate Fund IV Investments, except for dispositions made in the ordinary course of business.

(g)  Each Fund agrees that by the Closing Date all of its Federal and other tax returns and reports required to be filed on or before such date shall have been filed and all taxes shown as due on said returns either have been paid or adequate liability reserves have been provided for the payment of such taxes. In connection with this covenant, the Funds agree to cooperate with each other in filing any tax return, amended return or claim for refund, determining a liability for taxes or a right to a refund of taxes or participating in or conducting any audit or other proceeding in respect of taxes. Corporate  Fund V agrees to retain for a period of ten (10) years following the Closing Date all returns, schedules and work papers and all material records or other documents relating to tax matters of Corporate Fund IV for the Fund’s taxable period first ending after the Closing Date and for all prior taxable periods. Any information obtained under this subsection shall be kept confidential except as otherwise may be necessary in connection with the filing of returns or claims for refund or in conducting an audit or other proceeding. After the Closing Date, Corporate Fund IV shall prepare, or cause its agents to prepare, any Federal, state or local tax returns, including any Forms 1099, required to be filed by the Fund with respect to its final taxable year ending with its complete liquidation and for any prior periods or taxable years and further shall cause such tax returns and Forms 1099 to be duly filed with the appropriate taxing authorities. Notwithstanding the aforementioned provisions of this subsection, any expenses incurred by Corporate Fund IV (other than for payment of taxes) in connection with the preparation and filing of said tax returns and Forms 1099 after the Closing Date shall be borne by Corporate Fund IV to the extent such expenses have been accrued by such Fund in the ordinary course without regard to the Reorganization; any excess expenses shall be borne by FAM at the time such tax returns and Forms 1099 are prepared.

(h)  Each Fund agrees to mail to its respective stockholders of record entitled to vote at the annual meeting of its stockholders at which action is to be considered regarding this Agreement, in sufficient time to comply with requirements as to notice thereof, a Joint Proxy Statement and Prospectus which complies in all material respects with the applicable provisions of Section 14(a) of the 1934 Act and Section 20(a) of the 1940 Act, and the rules and regulations, respectively, thereunder.

(i)  Corporate Fund V agrees that at the Closing Date it will have increased the commitment amount under its current agreement with one or more financial institutions or other lenders, in form and substance acceptable to Corporate Fund V in its sole discretion, providing for a revolving credit facility for Corporate Fund V in a principal amount approximately equal to the aggregate commitment amount of the credit facilities then outstanding for Corporate Fund V and Corporate Fund IV (the “Outstanding Credit Facilities”) at terms no less advantageous to Corporate Fund V and Corporate Fund IV, taking into account current market conditions at the Closing Date, than the terms at which the commitment amounts under the Outstanding Credit Facilities can be increased individually at the Closing Date.

(j)  Following the consummation of the Reorganization, Corporate Fund V will stay in existence and continue its business as a diversified, closed-end management investment company registered under the 1940 Act.

(k)  Following the consummation of the Reorganization, Corporate Fund V agrees to comply with the recordkeeping requirements of Rule 17a-8(a)(5) under the 1940 Act.

7.    Closing Date.

(a)  Delivery of the assets of Corporate Fund IV to be transferred, together with any other Corporate Fund IV Investments, and the shares of Corporate Fund V Common Stock to be issued as provided in this Agreement, shall be made at the offices of Sidley Austin Brown & Wood LLP, 787 Seventh Avenue, New York, New York 10019, at 10:00 a.m. on the next full business day following the Valuation Time, or at such other place, time and date agreed to by the Funds, the date and time upon which such delivery is to take place being referred to herein as the “Closing Date.” To the extent that any Corporate Fund IV Investments, for any reason, are not transferable on the Closing Date, Corporate Fund IV shall cause such Corporate Fund IV Investments to be transferred to Corporate Fund V’s account with EquiServe L.P. at the earliest practicable date thereafter.

(b)  Corporate Fund IV will deliver to Corporate Fund V on the Closing Date confirmations or other adequate evidence as to the tax basis of its Corporate Fund IV Investments delivered to Corporate Fund V hereunder, certified by Deloitte & Touche LLP.

(c)  As soon as practicable after the close of business on the Closing Date, Corporate Fund IV shall deliver to Corporate Fund V a list of the names and addresses of all of the stockholders of record of Corporate Fund IV on the Closing Date and the number of shares of Corporate Fund IV Common Stock owned by each such stockholder, certified to the best of its knowledge and belief by the transfer agent for Corporate Fund IV or by its President.

8.    Corporate Fund IV Conditions.

The obligations of Corporate Fund IV hereunder shall be subject to the following conditions:

(a)  That this Agreement shall have been adopted, and the Reorganization shall have been approved, by the affirmative vote of (i) two-thirds of the total number of Directors of Corporate Fund IV, including a majority of the independent Directors of Corporate Fund IV, fixed in accordance with Corporate Fund IV’s by-laws; (ii) the holders of a majority of Corporate Fund IV Common Stock issued and outstanding and entitled to vote thereon; (iii) a majority of the members of the Board of Directors of Corporate Fund V, including a majority of the independent Directors of Corporate Fund V, present at any meeting at which a quorum is present; and (iv) a majority of the votes cast by the holders of Corporate Fund V Common Stock, provided that the total number of votes cast represents a majority of the shares of Corporate Fund V Common Stock outstanding and entitled to vote thereon; and further that each Fund shall have delivered to the other Fund a copy of the resolution approving this Agreement adopted by such Fund’s Board of Directors, and a certificate setting forth the vote of such Fund’s stockholders obtained at the annual meeting of its stockholders, each certified by the Secretary of the appropriate Fund.

(b)  That Corporate Fund IV shall have received from Corporate Fund V a statement of assets, liabilities and capital, with values determined as provided in Section 4 of this Agreement, together with a schedule of Corporate Fund V’s investments, all as of the Valuation Time, certified on Corporate Fund V’s behalf by its President (or any Vice President) and its Treasurer, and a certificate signed by Corporate Fund V’s President (or any Vice President) and its Treasurer, dated as of the Closing Date, certifying that as of the Valuation Time and as of the Closing Date there has been no material adverse change in the financial position of Corporate Fund V since the date of Corporate Fund V’s most recent Annual or Semi-Annual Report, as applicable, other than changes in its portfolio securities since that date or changes in the market value of its portfolio securities.

(c)  That Corporate Fund V shall have furnished to Corporate Fund IV a certificate signed by Corporate Fund V’s President (or any Vice President) and its Treasurer, dated as of the Closing Date, certifying that, as of the Valuation Time and as of the Closing Date all representations and warranties of Corporate Fund V made in this Agreement are true and correct in all material respects with the same effect as if made at and as of such dates, and that Corporate Fund V has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to each of such dates.

(d)  That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement.

(e)  That Corporate Fund IV shall have received an opinion or opinions of Sidley Austin Brown & Wood LLP, as counsel to the Funds, in form and substance satisfactory to Corporate Fund IV and dated the Closing Date, to the effect that (i) each Fund is a corporation duly incorporated, validly existing and in good standing in conformity with the laws of the State of Maryland; (ii) the shares of Corporate Fund V Common Stock to be issued pursuant to this Agreement are duly authorized and, when issued and delivered pursuant to this Agreement against payment of the consideration set forth in this Agreement, will be validly issued and outstanding and fully paid and nonassessable, and no stockholder of Corporate Fund V has any preemptive right to subscription or purchase in respect thereof (pursuant to the Articles of Incorporation, as amended, or the by-laws of Corporate Fund V or the state law of Maryland, or to the best of such counsel’s knowledge, otherwise); (iii) this Agreement has been duly authorized, executed and delivered by each of the Funds, and represents a valid and binding agreement, enforceable against the Funds in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws pertaining to the enforcement of creditors’ rights generally and court decisions with respect thereto; provided, such counsel shall express no opinion with respect to the application of equitable principles in any proceeding, whether at law or in equity; (iv) the execution and delivery of this Agreement does not, and the consummation of the Reorganization will not violate (A) the Articles of Incorporation, as amended and supplemented, or the by-laws, as amended, of each of the Funds, or to the best of such counsel’s knowledge, Maryland law; or (B) any material provision of any agreement (known to such counsel) to which either Fund is a party or by which either Fund is bound; (v) Corporate Fund IV has the power to sell, assign, transfer and deliver the assets transferred by it hereunder and, upon consummation of the Reorganization in accordance with the terms of this Agreement, Corporate Fund IV will have duly transferred such assets and liabilities in accordance with this Agreement; (vi) to the best of such counsel’s knowledge, no consent, approval, authorization or order of any United States federal court, Maryland state court or governmental authority is required for the consummation by the Funds of the Reorganization, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and the published rules and regulations of the Commission thereunder and under Maryland law and such as may be required under state securities laws, if any; (vii) to such counsel’s knowledge, the N-14 Registration Statement has become effective under the 1933 Act, no stop order suspending the effectiveness of the N-14 Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the 1933 Act, and the N-14 Registration Statement, as of its effective date, appears on its face to be appropriately responsive in all material respects to the requirements of the 1933 Act, the 1934 Act and the 1940 Act and the published rules and regulations of the Commission thereunder; (viii) the descriptions in the N-14 Registration Statement of statutes, legal and governmental proceedings and contracts and other documents are accurate and fairly present the information required to be shown by the 1933 Act and the rules promulgated thereunder; (ix) the information in the Joint Proxy Statement and Prospectus under “Comparison of the Funds — Tax Rules Applicable to the Funds and their Stockholders” and “Agreement and Plan of Reorganization — Tax Consequences of the Reorganization,” to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, has been reviewed by such counsel and is correct in all material respects as of the date of the Joint Proxy Statement and Prospectus; (x) such counsel does not know of any statutes, legal or governmental proceedings or contracts or other documents related to the Reorganization of a character required to be described in the N-14 Registration Statement which are not described therein or, if required to be filed, filed as required; (xi) neither Fund, to the knowledge of such counsel, is required to qualify to do business as a foreign corporation in any jurisdiction except as may be required by state securities laws, and except where each has so qualified or the failure so to qualify would not have a material adverse effect on such Fund or its respective stockholders; (xii) except as disclosed in the N-14 Registration Statement, such counsel does not have actual knowledge of any material suit, action or legal or administrative proceeding pending or threatened against any Fund, the unfavorable outcome of which would materially and adversely affect such Fund; (xiii) all corporate actions required to be taken by the Funds to authorize this Agreement and to effect the Reorganization have been duly authorized by all necessary corporate actions on the part of such Fund; and (xiv) such opinion is solely for the benefit of the Funds and their Directors and officers, and may not be quoted or relied upon by, nor may copies be delivered to, any other person without such counsel’s prior written consent. In giving the opinion set forth above, Sidley Austin Brown & Wood LLP may state that it is relying on certain certificates of officers of FAM, Merrill Lynch Investment Managers, L.P. (“MLIM”), EquiServe L.P. and the Funds with regard to matters of fact and certain certificates and written statements of governmental officials with respect to the good standing of the Funds.

(f)  That Corporate Fund IV shall have received a letter from Sidley Austin Brown & Wood LLP, in form and substance satisfactory to Corporate Fund IV and dated the Closing Date, to the effect that  (i) while such counsel cannot make any representation as to the accuracy or completeness of statements of fact in the N-14 Registration Statement, nothing has come to their attention that caused them to believe that, on the effective date of the N-14 Registration Statement, (1) the N-14 Registration Statement contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and (2) the Joint Proxy Statement and Prospectus included in the N-14 Registration Statement contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (ii) such counsel does not express any opinion or belief as to the financial statements or other financial or statistical data relating to either Fund contained or incorporated by reference in the N-14 Registration Statement; and (iii) such letter is solely for the benefit of the Funds and their Directors and officers. In giving the letter set forth above, Sidley Austin Brown & Wood LLP may state that it is relying on certain certificates of officers of FAM, MLIM, EquiServe L.P. and the Funds with regard to matters of fact.

(g)  That Corporate Fund IV shall have received an opinion of Sidley Austin Brown & Wood LLP, to the effect that for Federal income tax purposes (i) the transfer by Corporate Fund IV of substantially all of its assets to Corporate Fund V in exchange solely for shares of Corporate Fund V Common Stock as provided in this Agreement will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and each Fund will be deemed to be a “party” to a reorganization within the meaning of Section 368(b); (ii) in accordance with Section 361(a) of the Code, no gain or loss will be recognized to Corporate Fund IV as a result of the asset transfer solely in exchange for shares of Corporate Fund V Common Stock or on the distribution of Corporate Fund V Common Stock to stockholders of Corporate Fund IV under Section 361(c)(1); (iii) under Section 1032 of the Code, no gain or loss will be recognized to Corporate Fund V on the receipt of assets of Corporate Fund IV in exchange for its shares; (iv) in accordance with Section 354(a)(1) of the Code, no gain or loss will be recognized to the stockholders of Corporate Fund IV on the receipt of shares of Corporate Fund V Common Stock in exchange for their shares of Corporate Fund IV (except to the extent that Corporate Fund IV common stockholders receive cash representing an interest in fractional shares of Corporate Fund V Common Stock in the Reorganization); (v) in accordance with Section 362(b) of the Code, the tax basis of Corporate Fund IV’s assets in the hands of Corporate Fund V will be the same as the tax basis of such assets in the hands of Corporate Fund IV immediately prior to the consummation of the Reorganization; (vi) in accordance with Section 358 of the Code, immediately after the Reorganization, the tax basis of the shares of Corporate Fund V Common Stock received by the stockholders of Corporate Fund IV in the Reorganization will be equal to the tax basis of the respective shares of Corporate Fund IV surrendered in exchange; (vii) in accordance with Section 1223 of the Code, a stockholder’s holding period for the shares of Corporate Fund V Common Stock will be determined by including the period for which such stockholder held Corporate Fund IV shares exchanged therefor, provided, that such shares were held as a capital asset; (viii) in accordance with Section 1223 of the Code, Corporate Fund V’s holding period with respect to Corporate Fund IV’s assets transferred will include the period for which such assets were held by Corporate Fund IV; (ix) the payment of cash to common stockholders of Corporate Fund IV in lieu of fractional shares of Corporate Fund V Common Stock will be treated as though the fractional shares were distributed as part of the Reorganization and then redeemed, with the result that each common stockholder will have short- or long-term capital gain or loss to the extent that the cash distribution received differs from the stockholder’s basis allocable to the Corporate Fund V fractional shares; and (x) the taxable year of Corporate Fund IV will end on the effective date of the Reorganization and pursuant to Section 381(a) of the Code and regulations thereunder, Corporate Fund V will succeed to and take into account certain tax attributes of Corporate Fund IV, such as earnings and profits, capital loss carryovers and method of accounting.

(h)  That all proceedings taken by Corporate Fund V and its counsel in connection with the Reorganization and all documents incidental thereto shall be satisfactory in form and substance to Corporate Fund IV and its counsel.

(i)  That the N-14 Registration Statement shall have been declared effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Corporate Fund V, be contemplated by the Commission.

(j)  That Corporate Fund IV shall have received from Deloitte & Touche LLP a letter dated within three days prior to the effective date of the N-14 Registration Statement and a similar letter dated within five days prior to the Closing Date, in form and substance satisfactory to them, to the effect that (i) they are independent public accountants with respect to Corporate Fund V within the meaning of the 1933 Act and the applicable published rules and regulations thereunder; (ii) in their opinion, the financial statements and supplementary information of Corporate Fund V included or incorporated by reference in the N-14 Registration Statement and reported on by them comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder; (iii) on the basis of limited procedures agreed upon by the Funds and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited interim financial statements and unaudited supplementary information of Corporate Fund V included in the N-14 Registration Statement, and inquiries of certain officials of Corporate Fund V responsible for financial and accounting matters, nothing came to their attention that caused them to believe that (a) such unaudited financial statements and related unaudited supplementary information do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder, (b) such unaudited financial statements are not fairly presented in conformity with generally accepted accounting principles, applied on a basis substantially consistent with that of the audited financial statements, or (c) such unaudited supplementary information is not fairly stated in all material respects in relation to the unaudited financial statements taken as a whole; and (iv) on the basis of limited procedures agreed upon by the Funds and described in such letter (but not an examination in accordance with generally accepted auditing standards), the information relating to Corporate Fund V appearing in the N-14 Registration Statement, which information is expressed in dollars (or percentages derived from such dollars) (with the exception of performance comparisons, if any), if any, has been obtained from the accounting records of Corporate Fund V or from schedules prepared by officials of Corporate Fund V having responsibility for financial and reporting matters and such information is in agreement with such records, schedules or computations made therefrom.

(k)  That the Commission shall not have issued an unfavorable advisory report under Section 25(b) of the 1940 Act, nor instituted or threatened to institute any proceeding seeking to enjoin consummation of the Reorganization under Section 25(c) of the 1940 Act, and no other legal, administrative or other proceeding shall be instituted or threatened which would materially affect the financial condition of Corporate Fund V or would prohibit the Reorganization.

(l)  That Corporate Fund IV shall have received from the Commission such orders or interpretations as Sidley Austin Brown & Wood LLP, as counsel to Corporate Fund IV, deems reasonably necessary or desirable under the 1933 Act and the 1940 Act in connection with the Reorganization, provided, that such counsel shall have requested such orders as promptly as practicable, and all such orders shall be in full force and effect.

(m)  That as of the Closing Date, Corporate Fund V will have increased the commitment amount under its current agreement with one or more financial institutions or other lenders, in form and substance acceptable to Corporate Fund V in its sole discretion, providing for a revolving credit facility for Corporate Fund V in a principal amount approximately equal to the aggregate commitment amount of the Outstanding Credit Facilities.

9.    Corporate Fund V Conditions.

The obligations of Corporate Fund V hereunder shall be subject to the following conditions:

(a)  That this Agreement shall have been adopted, and the Reorganization shall have been approved, by the Board of Directors of each Fund, including a majority of the independent Directors of each Fund, and the stockholders of each Fund as set forth in Section 8(a); and that Corporate Fund IV shall have delivered to Corporate Fund V a copy of the resolution approving this Agreement adopted by Corporate Fund IV’s Board of Directors, and a certificate setting forth the vote of the stockholders of Corporate Fund IV obtained, each certified by its Secretary.

(b)  That Corporate Fund IV shall have furnished to Corporate Fund V a statement of its assets, liabilities and capital, with values determined as provided in Section 4 of this Agreement, together with a schedule of investments with their respective dates of acquisition and tax costs, all as of the Valuation Time, certified on Corporate Fund IV’s behalf by its President (or any Vice President) and its Treasurer, and a certificate signed by Corporate Fund IV’s President (or any Vice President) and its Treasurer, dated as of the Closing Date, certifying that as of the Valuation Time and as of the Closing Date there has been no material adverse change in the financial position of Corporate Fund IV since the date of Corporate Fund IV’s most recent Annual Report or Semi-Annual Report, as applicable, other than changes in Corporate Fund IV Investments since that date or changes in the market value of Corporate Fund IV Investments.

(c)  That Corporate Fund IV shall have furnished to Corporate Fund V a certificate signed by Corporate Fund IV’s President (or any Vice President) and its Treasurer, dated the Closing Date, certifying that as of the Valuation Time and as of the Closing Date all representations and warranties of Corporate Fund IV made in this Agreement are true and correct in all material respects with the same effect as if made at and as of such dates and Corporate Fund IV has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to such dates.

(d)  That Corporate Fund IV shall have delivered to Corporate Fund V a letter from Deloitte & Touche LLP dated the Closing Date, stating that such firm has performed a limited review of the Federal, state and local income tax returns of Corporate Fund IV for the period ended August 31, 2002 (which returns originally were prepared and filed by Corporate Fund IV), and that based on such limited review, nothing came to their attention which caused them to believe that such returns did not properly reflect, in all material respects, the Federal, state and local income taxes of Corporate Fund IV for the period covered thereby; and that for the period from September 1, 2002, to and including the Closing Date and for any taxable year of Corporate Fund IV ending upon the liquidation of Corporate Fund IV, such firm has performed a limited review to ascertain the amount of applicable Federal, state and local taxes, and has determined that either such amount has been paid or reserves have been established for payment of such taxes, this review to be based on unaudited financial data; and that based on such limited review, nothing has come to their attention which caused them to believe that the taxes paid or reserves set aside for payment of such taxes were not adequate in all material respects for the satisfaction of Federal, state and local taxes for the period from September 1, 2002, to and including the Closing Date and for any taxable year of Corporate Fund IV, ending upon the liquidation of such Fund or that such Fund would not qualify as a regulated investment company for Federal income tax purposes for the tax years in question.

(e)  That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement.

(f)  That Corporate Fund V shall have received an opinion of Sidley Austin Brown & Wood LLP, as counsel to the Funds, in form and substance satisfactory to Corporate Fund V and dated the Closing Date, with respect to the matters specified in Section 8(e) of this Agreement and such other matters as Corporate Fund V reasonably may deem necessary or desirable.

(g)  That Corporate Fund V shall have received a letter from Sidley Austin Brown & Wood LLP, as counsel to the Funds, in form and substance satisfactory to Corporate Fund V and dated the Closing Date, with respect to matters specified in Section 8(f) of this Agreement.

(h)  That Corporate Fund V shall have received an opinion of Sidley Austin Brown & Wood LLP with respect to the matters specified in Section 8(g) of this Agreement.

(i)  That Corporate Fund V shall have received from Deloitte & Touche LLP a letter regarding Corporate Fund IV dated within three days prior to the effective date of the N-14 Registration Statement and a similar letter dated within five days prior to the Closing Date, in form and substance satisfactory to Corporate Fund V, to the effect that (i) they are independent public accountants with respect to Corporate Fund IV within the meaning of the 1933 Act and the applicable published rules and regulations thereunder; (ii) in their opinion, the financial statements and supplementary information of Corporate Fund IV included or incorporated by reference in the N-14 Registration Statement and reported on by them (if applicable) comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder; (iii) on the basis of limited procedures agreed upon by the Funds and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited interim financial statements and unaudited supplementary information of Corporate Fund IV included in the N-14 Registration Statement, and inquiries of certain officials of Corporate Fund IV responsible for financial and accounting matters, nothing came to their attention that caused them to believe that (a) such unaudited financial statements and related unaudited supplementary information do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder, (b) such unaudited financial statements are not fairly presented in conformity with generally accepted accounting principles, or (c) such unaudited supplementary information is not fairly stated in all material respects in relation to the unaudited financial statements taken as a whole; and (iv) on the basis of limited procedures agreed upon by the Funds and described in such letter (but not an examination in accordance with generally accepted auditing standards), the information relating to Corporate Fund IV appearing in the N-14 Registration Statement, which information is expressed in dollars (or percentages derived from such dollars) (with the exception of performance comparisons, if any), if any, has been obtained from the accounting records of Corporate Fund IV or from schedules prepared by officials of Corporate Fund IV having responsibility for financial and reporting matters and such information is in agreement with such records, schedules or computations made therefrom.

(j)  That the Corporate Fund IV Investments to be transferred to Corporate Fund V shall not include any assets or liabilities which Corporate Fund V, by reason of charter limitations or otherwise, may not properly acquire or assume.

(k)  That the N-14 Registration Statement shall have been declared effective under the 1933 Act and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Corporate Fund IV, be contemplated by the Commission.

(l)  That the Commission shall not have issued an unfavorable advisory report under Section 25(b) of the 1940 Act, nor instituted or threatened to institute any proceeding seeking to enjoin consummation of the Reorganization under Section 25(c) of the 1940 Act, and no other legal, administrative or other proceeding shall be instituted or threatened which would materially affect the financial condition of Corporate Fund IV or would prohibit the Reorganization.

(m)  That Corporate Fund V shall have received from the Commission such orders or interpretations as Sidley Austin Brown & Wood LLP, as counsel to Corporate Fund V, deems reasonably necessary or desirable under the 1933 Act and the 1940 Act in connection with the Reorganization, provided, that such counsel shall have requested such orders as promptly as practicable, and all such orders shall be in full force and effect.

(n)  That all proceedings taken by Corporate Fund IV and its counsel in connection with the Reorganization and all documents incidental thereto shall be satisfactory in form and substance to Corporate Fund V and its counsel.

(o)  That prior to the Closing Date, Corporate Fund IV shall have declared a dividend or dividends which, together with all such previous dividends, shall have the effect of distributing to its stockholders all of its net investment company taxable income, tax-exempt net income and net capital gain for the period to and including the Closing Date, if any (computed without regard to any deduction for dividends paid).

(p)  That as of the Closing Date, Corporate Fund V will have increased the commitment amount under its current agreement with one or more financial institutions or other lenders, in form and substance acceptable to Corporate Fund V in its sole discretion, providing for a revolving credit facility for Corporate Fund V in a principal amount approximately equal to the aggregate commitment amount of the Outstanding Credit Facilities.

10.    Termination, Postponement, Waivers and Amendment.

(a)  Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Reorganization abandoned at any time (whether before or after adoption thereof by the stockholders of the Funds) prior to the Closing Date, or the Closing Date may be postponed, (i) by mutual consent of the Boards of Directors of the Funds, (ii) by the Board of Directors of Corporate Fund IV if any condition of Corporate Fund IV’s obligations set forth in Section 8 of this Agreement has not been fulfilled or waived by such Board; or (iii) by the Board of Directors of Corporate Fund V if any condition of Corporate Fund V’s obligations set forth in Section 9 of this Agreement has not been fulfilled or waived by such Board.

(b)  If the transactions contemplated by this Agreement have not been consummated by October 31, 2003, this Agreement automatically shall terminate on that date, unless a later date is mutually agreed to by the Boards of Directors of the Funds.

(c)  In the event of termination of this Agreement pursuant to the provisions hereof, the same shall become void and have no further effect, and there shall not be any liability on the part of either Fund or persons who are their directors, trustees, officers, agents or stockholders in respect of this Agreement.

(d)  At any time prior to the Closing Date, any of the terms or conditions of this Agreement may be waived by the Board of Directors of either Fund (whichever is entitled to the benefit thereof), if, in the judgment of such Board after consultation with its counsel, such action or waiver will not have a material adverse effect on the benefits intended under this Agreement to the stockholders of their respective Fund, on behalf of which such action is taken. In addition, the Boards of Directors of the Funds have delegated to FAM the ability to make non-material changes to the transaction if it deems it to be in the best interests of the Funds to do so.

(e)  The respective representations and warranties contained in Sections 1 and 2 of this Agreement shall expire with, and be terminated by, the consummation of the Reorganization, and no Fund nor any of its officers, directors, trustees, agents or stockholders shall have any liability with respect to such representations or warranties after the Closing Date. This provision shall not protect any officer, director, trustee, agent or stockholder of either Fund against any liability to the entity for which that officer, director, trustee, agent or stockholder so acts or to its stockholders, to which that officer, director, trustee, agent or stockholder otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties in the conduct of such office.

(f)  If any order or orders of the Commission with respect to this Agreement shall be issued prior to the Closing Date and shall impose any terms or conditions which are determined by action of the Boards of Directors of the Funds to be acceptable, such terms and conditions shall be binding as if a part of this Agreement without further vote or approval of the stockholders of the Funds unless such terms and conditions shall result in a change in the method of computing the number of shares of Corporate Fund V Common Stock to be issued to Corporate Fund IV, as applicable, in which event, unless such terms and conditions shall have been included in the proxy solicitation materials furnished to the stockholders of Corporate Fund IV prior to the meeting at which the Reorganization shall have been approved, this Agreement shall not be consummated and shall terminate unless Corporate Fund IV promptly shall call a meeting of its stockholders at which such conditions so imposed shall be submitted for approval.

(g)  Except as set forth in Section 10(d) hereof, this Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms or covenants hereof may be waived, only by a written instrument executed by all of the parties hereto or, in the case of a waiver, by the party waiving compliance. Except as otherwise specifically provided in this Agreement, no waiver by either party hereto of any breach by the other party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar provision or condition at the same or at any prior or subsequent time.

11.    Other Matters.

(a)  Pursuant to Rule 145 under the 1933 Act, and in connection with the issuance of any shares to any person who at the time of the Reorganization is, to its knowledge, an affiliate of a party to the Reorganization pursuant to Rule 145(c), Corporate Fund V will cause to be affixed upon the certificate(s) issued to such person (if any) a legend as follows:

THESE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFER UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT TO CORPORATE HIGH YIELD FUND V, INC. (OR ITS STATUTORY SUCCESSOR), OR ITS PRINCIPAL UNDERWRITER UNLESS (I) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT OF 1933 OR (II) IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE FUND, SUCH REGISTRATION IS NOT REQUIRED.

and, further, that stop transfer instructions will be issued to Corporate Fund V’s transfer agent with respect to such shares. Corporate Fund IV will provide Corporate Fund V on the Closing Date with the name of any stockholder of Corporate Fund IV who is to the knowledge of Corporate Fund IV an affiliate of Corporate Fund IV on such date.

(b)  All covenants, agreements, representations and warranties made under this Agreement and any certificates delivered pursuant to this Agreement shall be deemed to have been material and relied upon by each of the parties, notwithstanding any investigation made by them or on their behalf.

(c)  Any notice, report or demand required or permitted by any provision of this Agreement shall be in writing and shall be made by hand delivery, prepaid certified mail or overnight service,

addressed to either Fund, at 800 Scudders Mill Road, Plainsboro, New Jersey 08536, Attn: Terry K. Glenn, President.

(d)  This Agreement supersedes all previous correspondence and oral communications between the parties regarding the Reorganization, constitutes the only understanding with respect to the Reorganization, may not be changed except by a letter of agreement signed by each party and shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in said state.

(e)  Copies of the Articles of Incorporation, as amended, of each Fund are on file with the Maryland Department and notice is hereby given that this instrument is executed on behalf of the Directors of each Fund.

This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original but all such counterparts together shall constitute but one instrument.

CORPORATE HIGH YIELD FUND IV, INC.

By:	/s/ DONALD C. BURKE
Name:	Donald C. Burke
Title:	Vice President and Treasurer

Attest:

By:	/s/ DAVID W. CLAYTON
Name:	David W. Clayton
Title:	Secretary

CORPORATE HIGH YIELD FUND V, INC.

By:	/s/ DONALD C. BURKE
Name:	Donald C. Burke
Title:	Vice President and Treasurer

Attest:

By:	/s/ DAVID W. CLAYTON
Name:	David W. Clayton
Title:	Secretary

EXHIBIT III

RATINGS OF SECURITIES

Description of Moody’s Investors Service, Inc.’s (“Moody’s”) Long Term Debt Ratings

Aaa
Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edged.” Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa
Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risk appear somewhat larger than in the Aaa securities.

A
Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa
Bonds which are rated Baa are considered as medium grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba
Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B
Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payment or of maintenance of other terms of the contract over any long period of time may be small.

Caa	Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.
Ca	Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.
C	Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Moody’s bond ratings, where specified, are applicable to preferred stock, financial contracts, senior bank obligations and insurance company senior policyholder and claims obligations with an original maturity in excess of one year. Obligations relying upon support mechanisms such as letters-of-credit and bonds of indemnity are excluded unless explicitly rated. Obligations of a branch of a bank are considered to be domiciled in the country in which the branch is located.

Unless noted as an exception, Moody’s rating on a bank’s ability to repay senior obligations extends only to branches located in countries which carry a Moody’s Sovereign Rating for Bank Deposits. Such branch obligations are rated at the lower of the bank’s rating or Moody’s Sovereign Rating for the Bank Deposits for the country in which the branch is located. When the currency in which an obligation is denominated is not the same as the currency of the country in which the obligation is domiciled, Moody’s ratings do not incorporate an opinion as to whether payment of the obligation will be affected by the actions of the government controlling the currency of denomination. In addition, risk associated with bilateral conflicts between an investor’s home

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country and either the issuer’s home country or the country where an issuer branch is located are not incorporated into Moody’s ratings.

Moody’s makes no representation that rated bank obligations or insurance company obligations are exempt from registration under the Securities Act of 1933, as amended, or issued in conformity with any other applicable law or regulation. Moody’s makes no representation that any specific bank or insurance company obligation is a legally enforceable or a valid senior obligation of a rated issuer.

Note:  Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Description of Standard & Poor’s Ratings Services (“Standard & Poor’s”) Corporate Debt Ratings

A Standard & Poor’s issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor’s from other sources it considers reliable. Standard & Poor’s does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

Issue credit ratings can be either long term or short term. Short term ratings are generally assigned to those obligations considered short term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days — including commercial paper. Short term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long term obligations. The result is a dual rating, in which the short term rating addresses the put feature, in addition to the usual long term rating. Medium term notes are assigned long term ratings.

Issue credit ratings are based in varying degrees, on the following considerations:

1.  Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

2.  Nature of and provisions of the obligation; and

3.  Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

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AAA	An obligation rated ‘AAA’ has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.
AA	An obligation rated ‘AA’ differs from the highest rated obligations only in small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.
A
An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB
An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB B CCC CC
Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative B characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such CCC obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

C
BB
An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B
An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC
An obligation rated ‘CCC’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC	An obligation rated ‘CC’ is currently highly vulnerable to nonpayment.
C	The ‘C’ rating may be used to cover a situation where a bankruptcy petition has been filed or similar action has been taken, but payments on this obligation are being continued.
D
An obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus (-): The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.
r	This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.
N.R.
This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular type of obligation as a matter of policy.

Local Currency and Foreign Currency Risks

Country risk considerations are a standard part of Standard & Poor’s analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis. An insurer’s capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government’s own relatively lower capacity to repay external versus domestic debt. These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues. Foreign currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.

III-3

EXHIBIT IV

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS/TRUSTEES
FOR EXCHANGE LISTED FUNDS

Although the audit committee of an investment company also serves as a nominating committee, the following charter pertains only to each audit and nominating committee’s duties as an audit committee. The Board of Directors/Trustees of each investment company listed on Appendices A and B hereto has adopted the following audit committee charter:

I.    Composition of the Audit Committee

The Audit Committee shall be composed of at least three Directors/Trustees:

(a)  each of whom shall not be an “interested person” of the Fund, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, or an “affiliated person” of the Fund, as described in Section 10A(m) of the Securities Exchange Act of 1934, as amended (the “1934 Act”);

(b)  each of whom shall not accept any consulting, advisory, or other compensatory fee from the Fund (other than fees for serving on the Board of Directors/Trustees or any committee thereof) or have any other relationship to the Fund that may interfere with the exercise of such person’s independence from the Fund and Fund management;

(c)  each of whom shall otherwise satisfy the applicable independence requirements for any stock exchange or market quotation system on which Fund shares are listed or quoted;

(d)  each of whom shall be financially literate, as such qualification is interpreted by the Board of Directors/Trustees in its business judgment, or shall become financially literate within a reasonable period of time after his or her appointment to the Audit Committee; and

(e)  at least one of whom shall have accounting or related financial management expertise as the Board of Directors/Trustees interprets such qualification in its business judgment.

The Audit Committee shall determine whether at least one member of the Audit Committee is a “financial expert” as defined in rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Sarbanes-Oxley Act of 2002 and shall consider whether any member thereof serves on the audit committee of any other public companies.

II.    Purposes of the Audit Committee

The Audit Committee, in its capacity as a committee of the Board of Directors/Trustees, is directly responsible for the appointment, compensation, and oversight of the Fund’s independent accountants, including the resolution of disagreements regarding financial reporting between Fund management and such independent accountants. The Audit Committee should report regularly to the Board of Directors/Trustees with respect to the matters described in Section III of this Audit Committee Charter. The Fund’s independent accountants report directly to the Audit Committee.

III.    Responsibilities and Duties of the Audit Committee

The policies and procedures of the Audit Committee shall remain flexible to facilitate its ability to react to changing conditions and to generally discharge its functions. The following listed responsibilities describe areas of attention in broad terms.

To carry out its purposes, the Audit Committee shall have the following responsibilities and duties:

(a)  upon submission of an application form by the Fund’s independent accountants to the Public Company Accounting Oversight Board, to request: (i) a copy of such application form; (ii) any material amendments to such application form; and (iii) the written findings of the Public Company Accounting Oversight Board in connection with that Board’s inspection of the Fund’s independent accountants;

(b)  to preapprove all auditing services to be provided to the Fund by the Fund’s independent accountants*;

(c)  to preapprove all non-auditing services, including tax services, to be provided to the Fund by the Fund’s independent accountants in accordance with the 1934 Act; provided, however, that the preapproval requirement with respect to the provision of non-auditing services to the Fund by the Fund’s independent accountants may be waived by the Audit Committee under the circumstances described in the 1934 Act**;

(d)  to ensure that the Fund’s independent accountants submit on a periodic basis to the Audit Committee a formal written statement delineating all relationships between such independent accountants and the Fund, consistent with Independence Standards Board Standard No. 1, to actively engage in a dialogue with the Fund’s independent accountants with respect to any disclosed relationships or services that may affect the objectivity and independence of such independent accountants and, if deemed appropriate by the Audit Committee, to recommend that the Board of Directors/Trustees take appropriate action in response to the report of such independent accountants to satisfy itself of the independence of such independent accountants;

(e)  to receive and consider specific representations from the Fund’s independent accountants with respect to the independence of such accountants, audit partner rotation, and conflicts of interest described in Section 10A(l) of the 1934 Act, and to consider whether the provision of any non-audit services to the Fund by the Fund’s independent accountants as described in Section III(c) of this Audit Committee Charter is compatible with maintaining the independence of those accountants;

(f)  to review arrangements for annual and special audits and the scope of such audits with the Fund’s independent accountants;

(g)  to review and discuss the Fund’s audited financial statements with Fund management;

(h)  to discuss with the independent accountants those matters required by Statement of Accounting Standards Nos. 61 and 90 relating to the Fund’s financial statements, including, without limitation, any adjustment to such financial statements recommended by such independent accountants, or any other results of any audit;

(i)  to cause to be prepared and to review and submit any report, including any recommendation of the Audit Committee, required by SEC Rules to be included in the Fund’s annual proxy statement;

(j)  to review legal and regulatory matters presented by counsel and the Fund’s independent accountants that may have a material impact on the Fund’s financial statements;

*
The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant such preapprovals; provided, however, that the Audit Committee shall not delegate preapproval of the audit required by the 1934 Act. The decisions of any member or members of the Audit Committee to whom such authority has been given shall be reported to the full Audit Committee at each of its scheduled meetings.

**
The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant such preapprovals. The decisions of any member or members of the Audit Committee to whom such authority has been given shall be reported to the full Audit Committee at each of its scheduled meetings.

(k)  to establish and administer policies and procedures relating to: (i) the hiring of employees or former employees of the Fund’s independent accountants; and (ii) the resolution of any disagreements between Fund management and the Fund’s independent accountants regarding accounting and/or financial reporting policies and procedures;

(l)  to consider with the Fund’s independent accountants their comments with respect to the quality and adequacy of the Fund’s accounting and financial reporting policies, practices and internal controls and management’s responses thereto, including, without limitation, the effect on the Fund of any recommendation of changes in accounting principles or practices by management or the independent accountants;

(m)  to receive and consider reports from the Fund’s independent accountants regarding: (i) all critical accounting policies and practices to be used; (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with Fund management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent accountants; and (iii) other material written communications between the independent accountants and Fund management, such as any management letter or schedule of unadjusted differences;

(n)  to receive reports from the principal executive officer and the principal financial officer, or persons performing similar functions, regarding: (i) all significant deficiencies in the design or operation of Fund internal controls that could adversely affect the Fund’s ability to record, process, summarize, and report financial data and have identified for Fund’s independent accountants any material weaknesses in internal controls; (ii) any fraud, whether or not material, that involves Fund management or other employees who have a significant role in the Fund’s internal controls; and (iii) whether or not there were significant changes in the Fund’s internal controls or in other factors that could significantly affect the Fund’s internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses;

(o)  to establish procedures for: (i) the receipt, retention, and treatment of complaints received by the Fund regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission of concerns regarding questionable accounting or auditing matters;

(p)  to discuss with Fund management and the Fund’s independent auditors policies with respect to risk assessment and risk management and the quality and adequacy of the Fund’s internal controls and processes that could materially affect the Fund’s financial statements and financial reporting;

(q)  to assist the Fund, if necessary, in preparing any written affirmation or written certification required to be filed with any stock exchange on which Fund shares are listed;

(r)  to review and reassess the adequacy of this Charter on an annual basis and recommend any changes to the Board of Directors/Trustees; and

(s)  to perform such other functions consistent with this Audit Committee Charter, the Fund’s Articles of Incorporation or Declaration of Trust, as applicable, the Fund’s By-laws, and applicable law, as the Audit Committee or the Board of Directors/Trustees deems necessary or appropriate.

In fulfilling their responsibilities under this Audit Committee Charter, it is recognized that members of the Audit Committee are not full-time employees of the Fund. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations inside and outside the Fund from which the Audit Committee receives information and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations, absent actual knowledge to the contrary (which actual knowledge shall be promptly reported to the Board of Directors/Trustees).

Fund management is responsible for maintaining appropriate systems for accounting. The Fund’s independent accountants are responsible for conducting a proper audit of the Fund’s financial statements and are ultimately accountable to the Audit Committee. The Audit Committee has the ultimate authority and responsibility to select (subject, if applicable, to shareholder approval) and evaluate the Fund’s independent accountants, to determine the compensation of the Fund’s independent accountants and, where appropriate, to replace the Fund’s independent accountants.

IV.    Meetings

The Audit Committee shall meet regularly with the Fund’s independent accountants (outside the presence of Fund management) and at least once annually with the representatives of Fund management responsible for the financial and accounting operations of the Fund. The Audit Committee shall hold special meetings at such times as the Audit Committee believes appropriate. Members of the Audit Committee may participate in a meeting of the Audit Committee by means of conference call or similar communications equipment by means of which all persons participating in such meeting can hear each other.

V.    Assistance from Fund Management; Authority to Engage Advisers; Funding

The appropriate officers of the Fund shall provide or arrange to provide such information, data and services as the Audit Committee may request. The Audit Committee shall have the power and authority to take all action it believes necessary or appropriate to discharge its responsibilities, including the power and authority to retain independent counsel and other advisers. The Fund shall provide for appropriate funding, as determined by the Audit Committee as a committee of the Board of Directors/Trustees, for payment of compensation to: (i) the Fund’s independent accountants and (ii) any advisers employed by the Audit Committee under this Section V.

Dated: June 6, 2000
Revised: April 11, 2001
Further Revised: October 29, 2002
[For Funds listed on Appendix A]

Dated: May 23, 2000
Revised: March 31, 2001
Further Revised: October 29, 2002
[For Funds listed on Appendix B]

APPENDIX A

Corporate High Yield Fund IV, Inc.

APPENDIX B

Corporate High Yield Fund V, Inc.

[Proxy Card Front]

CORPORATE HIGH YIELD FUND IV, INC.
P.O. BOX 9011
PRINCETON, NEW JERSEY 08543-9011

PROXY

This proxy is solicited on behalf of the Board of Directors

The undersigned hereby appoints Terry K. Glenn, Donald C. Burke and David W. Clayton as proxies, each with the power to appoint his substitute and hereby authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of Corporate High Yield Fund IV, Inc. (the “Fund”) held of record by the undersigned on December 20, 2002 at the annual Meeting of Stockholders of the Fund to be held on February 14, 2003, or any adjournment thereof.

This proxy, when properly executed, will be voted in the manner herein directed by the undersigned stockholder. If no direction is made, this proxy will be voted “FOR” Items 1 and 2.

By signing and dating the reverse side of this card, you authorize the proxies to vote the proposals as marked, or if not marked, to vote “FOR” the proposals, and to use their discretion to vote for any other matter as may properly come before the meeting or any adjournment thereof. If you do not intend to personally attend the meeting, please complete and return the card at once in the enclosed envelope.

(Continued and to be signed on the reverse side)

[Proxy Card Reverse]

Please mark boxes /X/ or [X] in blue or black ink.

1.	Election of Directors

	For All ☐	Withhold All ☐	For All Except ☐	To withhold authority to vote for certain nominees only, mark “For All Except” and write each such nominee’s number on the line below.
01) James H. Bodurtha
02) Terry K. Glenn
03) Joe Grills
04) Herbert I. London
05) André F. Perold
06) Roberta Cooper Ramo
07) Robert S. Salomon, Jr.
08) Stephen B. Swensrud

2.	To consider and act upon a proposal to approve the Agreement and Plan of Reorganization between the Fund and Corporate High Yield Fund V, Inc.

FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	In the discretion of such proxies, upon such other business as properly may come before the meeting or any adjournment thereof.

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney or as executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Dated:

X
Signature

X
Signature, if held jointly

Sign, Date, and Return the Proxy Card Promptly Using the Enclosed Envelope.

[Proxy Card Front]

CORPORATE HIGH YIELD FUND V, INC.
P.O. BOX 9011
PRINCETON, NEW JERSEY 08543-9011

PROXY

This proxy is solicited on behalf of the Board of Directors

The undersigned hereby appoints Terry K. Glenn, Donald C. Burke and David W. Clayton as proxies, each with the power to appoint his substitute and hereby authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of Corporate High Yield Fund V, Inc. (the “Fund”) held of record by the undersigned on December 20, 2002 at the annual Meeting of Stockholders of the Fund to be held on February 14, 2003, or any adjournment thereof.

This proxy, when properly executed, will be voted in the manner herein directed by the undersigned stockholder. If no direction is made, this proxy will be voted “FOR” Items 1 and 2.

By signing and dating the reverse side of this card, you authorize the proxies to vote the proposals as marked, or if not marked, to vote “FOR” the proposals, and to use their discretion to vote for any other matter as may properly come before the meeting or any adjournment thereof. If you do not intend to personally attend the meeting, please complete and return the card at once in the enclosed envelope.

(Continued and to be signed on the reverse side)

[Proxy Card Reverse]

Please mark boxes /X/ or [X] in blue or black ink.

1.	Election of Directors

	For All ☐	Withhold All ☐	For All Except ☐	To withhold authority to vote for certain nominees only, mark “For All Except” and write each such nominee’s number on the line below.
01) James H. Bodurtha
02) Terry K. Glenn
03) Joe Grills
04) Herbert I. London
05) André F. Perold
06) Roberta Cooper Ramo
07) Robert S. Salomon, Jr.
08) Stephen B. Swensrud

2.	To consider and act upon a proposal to approve the Agreement and Plan of Reorganization between the Fund and Corporate High Yield Fund IV, Inc.

FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	In the discretion of such proxies, upon such other business as properly may come before the meeting or any adjournment thereof.

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney or as executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Dated:

X
Signature

X
Signature, if held jointly

Sign, Date, and Return the Proxy Card Promptly Using the Enclosed Envelope.

PART C

OTHER INFORMATION

Item 15.    Indemnification.

Reference is made to Section 2-418 of the General Corporation Law of the State of Maryland, Article V of the Registrant’s Articles of Incorporation, previously filed as an exhibit to the Registration Statement (as defined below), Article VI of the Registrant’s By-Laws, previously filed as an exhibit to the Registration Statement, and Article IV of the Investment Advisory Agreement, previously filed as an exhibit to the Registration Statement, which provide for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 Act, as amended (the “Securities Act”) may be provided to directors, officers and controlling persons of the Registrant and Merrill Lynch, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Reference is made to Section 6 of the Purchase Agreement relating to the Registrant’s common stock, a form of which was previously filed as an exhibit to the Registration Statement, for provisions relating to the indemnification of the underwriter.

Item 16.    Exhibits.

1	— Articles of Incorporation of the Registrant, dated October 2, 2001.(a)

2	— By-Laws of the Registrant.(a)

3	— Not applicable.

4
— Form of Agreement and Plan of Reorganization between the Registrant and Corporate High Yield Fund IV, Inc. (included in Exhibit II to the Joint Proxy Statement and Prospectus contained in this Registration Statement).

5(a)	— Copies of instruments defining the rights of stockholders, including the relevant portions of the Articles of Incorporation and the By-Laws of the Registrant.(b)

(b)	— Form of specimen certificate for the common stock of the Registrant.(c)

6	— Form of Investment Advisory Agreement between Registrant and Fund Asset Management, L.P. (“FAM” or the “Investment Adviser”).(c)

(b)	— Form of Sub-Advisory Agreement between FAM and Merrill Lynch Asset Management U.K. Limited (“MLAM U.K.”).(c)

7(a)	— Form of Purchase Agreement between the Registrant and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”).(c)

(b)	— Form of Merrill Lynch Standard Dealer Agreement.(c)

8	— Not applicable.

9	— Form of Custodian Contract between the Registrant and State Street Bank and Trust Company.(c)

10		— Not applicable.

11		— Opinion and consent of Sidley Austin Brown & Wood LLP, counsel for the Registrant.(g)

12		— Tax Opinion of Sidley Austin Brown & Wood LLP, tax counsel for the Registrant.(h)

13	(a)	— Form of Registrar, Transfer Agency and Service Agreement between the Registrant and EquiServe.(f)

	(b)	— Form of Administrative Services Agreement between the Registrant and State Street Bank and Trust Company.(e)

14	(a)	— Consent of Deloitte & Touche LLP, independent auditors for the Registrant.

	(b)	— Consent of Deloitte & Touche LLP, independent auditors for Corporate High Yield Fund IV, Inc.

15		— Not applicable.

16		— Not applicable.

17		— Code of Ethics.(d)

(a)	Previously filed on October 10, 2001 as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-71310).
(b)
Reference is made to Article IV (sections 2, 3, 4, 5, 6 and 7), Article V (sections 3, 6 and 7), Article VIII, Article IX, Article X and Article XII of the Registrant’s Articles of Incorporation, filed as Exhibit 1 hereto, and to Article II, Article III (sections 1, 3, 5 and 17), Article VI (section 2), Article VII, Article XII, Article XIII and Article XIV of the Registrant’s By-Laws filed as Exhibit 2 to this Registration Statement.

(c)	Previously filed on October 18, 2001 as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-71310).
(d)
Incorporated by reference to Exhibit 15 to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A of Merrill Lynch Multi-State Limited Maturity Municipal Series Trust (File No. 33-50417), filed on November 22, 2000.

(e)
Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775) filed on March 20, 2001.

(f)
Incorporated by reference to Exhibit 13 to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 of Corporate High Yield Fund, Inc. (File No. 333-101393), filed on December 31, 2002.

(g)	Previously filed on December 31, 2002 as Exhibit 11 to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-101394).
(h)	To be filed by amendment to this Registration Statement.

Item 17.    Undertakings.

(1)  The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2)  The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3)  The Registrant undertakes to file, by post-effective amendment, an opinion of counsel as to certain tax matters within a reasonable time after receipt of such opinion.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 10th day of January, 2003.

CORPORATE HIGH YIELD FUND V, INC. (Registrant)

By:	/S/ DONALD C. BURKE
(Donald C. Burke, Vice President and Treasurer)

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Terry K. Glenn* (Terry K. Glenn)	President (Principal Executive Officer) and Director

DONALD C. BURKE* (Donald C. Burke)	Vice President and Treasurer (Principal Financial and Accounting Officer)

JAMES H. BODURTHA* (James H. Bodurtha)	Director

JOE GRILLS* (Joe Grills)	Director

HERBERT I. LONDON* (Herbert I. London)	Director

ANDRÉ F. PEROLD* (André F. Perold)	Director

ROBERTA COOPER RAMO* (Roberta Cooper Ramo)	Director

ROBERT S. SALOMON, JR.* (Robert S. Salomon, Jr.)	Director

STEPHEN B. SWENSRUD* (Stephen B. Swensrud)	Director

*By:	/S/ DONALD C. BURKE	January 10, 2003
(Donald C. Burke, Attorney-in-Fact)

EXHIBIT INDEX

14	(a)	— Consent of Deloitte & Touche LLP, independent auditors for the Registrant.

(b	)	— Consent of Deloitte & Touche LLP, independent auditors for Corporate High Yield Fund IV, Inc.